As filed with the Securities and Exchange Commission on May 3, 2004

Securities Act Registration No. 333-105630

Investment Company Registration No. 811-21270

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

Registration Statement under the Securities Act of 1933: ☐

Pre-Effective Amendment No.

Post-Effective Amendment No. 1 ☒

and/or

Registration Statement Under

The Investment Company Act of 1940: ☐

Amendment No. 5 ☒

Partners Balanced Trust

(Exact Name of Registrant as Specified in Declaration of Trust)

100 Bellevue Parkway

Wilmington, Delaware 19809

(Address of Principal Executive Offices)

(888) 825-2257

(Registrant’s Telephone Number, Including Area Code)

Robert S. Kapito, President

Partners Balanced Trust

40 East 52nd Street

New York, New York 10022

(Name and Address of Agent for Service)

Copy to:

Michael K. Hoffman, Esq.

Skadden, Arps, Slate, Meagher &

Flom LLP

Four Times Square

New York, New York 10036

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. :

It is proposed that this filing will become effective (check the appropriate box):

☐	when declared effective pursuant to section 8(c)

☐	immediately upon filing pursuant to paragraph (b) of Rule 486

☒	on April 30, 2004 pursuant to paragraph (b) of Rule 486

☐	60 days after filing pursuant to paragraph (a) of Rule 486

☐	on (date) pursuant to paragraph (a) of Rule 486

☐	This post-effective amendment designates a new effective date for a previously filed registration statement.

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration number of the earlier effective registration statement is .

PARTNERS BALANCED TRUST

CROSS REFERENCE SHEET

Part A — Prospectus

	Items in Part A of Form N-2	Location in Prospectus
Item 1.	Outside Front Cover	Cover page
Item 2.	Inside Front and Outside Back Cover Page	Cover page
Item 3.	Fee Table and Synopsis	Prospectus Summary; Summary of Trust Expenses
Item 4.	Financial Highlights	Not Applicable
Item 5.	Plan of Distribution	Cover Page; Prospectus Summary; How to Purchase Class A Shares
Item 6.	Selling Shareholders	Not Applicable
Item 7.	Use of Proceeds	Use of Proceeds; The Trust’s Investments
Item 8.	General Description of the Registrant	The Trust; The Trust’s Investments; Risks; Description of Shares; Certain Provisions in the Agreement and Declaration of Trust; Leverage Securities and Borrowings
Item 9.	Management	Management of the Trust; General Information
Item 10.	Capital Stock, Long-Term Debt, and Other Securities	Description of Shares; Distributions; Automatic Reinvestment Plan; Certain Provisions in the Agreement and Declaration of Trust; Tax Matters
Item 11.	Defaults and Arrears on Senior Securities	Not Applicable
Item 12.	Legal Proceedings	General Information
Item 13.	Table of Contents of the Statement of Additional Information	Table of Contents for the Statement of Additional Information

Part B — Statement of Additional Information

Item 14.	Cover Page	Cover Page
Item 15.	Table of Contents	Cover Page
Item 16.	General Information and History	Not Applicable
Item 17.	Investment Objective and Policies	Investment Objective and Policies; Investment Policies and Techniques; Other Investment Policies and Techniques; Portfolio Transactions
Item 18.	Management	Management of the Trust; Portfolio Transactions and Brokerage
Item 19.	Control Persons and Principal Holders of	Not Applicable
Securities
Item 20.	Investment Advisory and Other Services	Management of the Trust; Experts
Item 21.	Brokerage Allocation and Other Practices	Portfolio Transactions and Brokerage
Item 22.	Tax Status	Tax Matters
Item 23.	Financial Statements	Financial Statements; Independent Auditors’ Report

Part C — Other Information

Items 24-33 have been answered in Part C of this Registration Statement

PROSPECTUS Dated April 30, 2004

Partners Balanced Trust

Class A Shares

Investment Objective. The Trust is a continuously offered, diversified, closed-end management investment company. The Trust’s investment objective is to seek high total return through a combination of current income and capital appreciation.

Investment Advisor and Sub-Advisors. The Trust’s investment advisor is BlackRock Advisors, Inc. and the Trust’s equity sub-advisor is Wellington Management Company, LLP. BlackRock Advisors, Inc. has retained its affiliate, BlackRock Financial Management, Inc., to be the Trust’s debt sub-advisor.

Portfolio Contents. Under normal market conditions, the Trust invests at least 40% and no more than 60% of its net assets in debt securities, with the balance of its net assets being invested in equity securities. The Trust may invest up to 20% (measured at the time of investment) of its total assets in bonds that, at the time of investment, are rated below investment quality (commonly known as “junk bonds”) or unrated securities of comparable quality. BlackRock Advisors, Inc. and Wellington Management, Inc. reallocate the Trust’s net assets periodically between debt and equity securities to seek to achieve superior risk adjusted returns, consistent with the Trust’s investment objective and policies. There can be no assurance that the Trust will achieve its investment objective.

Leverage. The Trust may use leverage in an effort to increase returns up to the extent permitted by the Investment Company Act of 1940, as amended. The Trust currently intends to use leverage by borrowing funds, primarily utilizing reverse repurchase agreements in an amount representing approximately 33 1/3% of the Trust’s total assets immediately after the use of leverage. The Trust may change this leveraging strategy at any time without prior notice to shareholders. By using leverage, the Trust seeks to obtain a higher return for holders of common shares than if the Trust did not use leverage. The Trust currently expects that the net proceeds of any leverage will be invested primarily in debt securities. For example, assuming the Trust uses 33 1/3% leverage, the Trust intends to invest approximately 67% of its total assets in debt securities and approximately 33% of its total assets in equity securities. Leveraging is a speculative technique and there are special risks involved. There can be no assurance that a leveraging strategy will be used or that it will be successful during any period in which it is employed. See “Risks—Leverage Risk.”

Continuous Offering. The Trust has designated the common shares of beneficial interest offered in its initial public offering as “Class A Shares.” This Prospectus applies to the continuous offering of additional Class A Shares, which may be issued and sold from time to time by the Trust through BlackRock Distributors, Inc. (the “Distributor”), as distributor and principal underwriter, and through your broker. See “How to Purchase Class A Shares.” Subject to the issuance of an exemptive order by the Securities and Exchange Commission (“SEC”), the Trust may issue one or more additional classes of common shares. In this Prospectus, the Class A Shares and any shares of a future class of common shares of the Trust are collectively referred to as “common shares.”

Liquidity. In order to provide liquidity to shareholders, the Trust will make, initially, quarterly offers to repurchase up to 15% of its outstanding common shares at net asset value. The Trust is seeking exemptive relief from the SEC to enable the Trust to conduct monthly repurchase offers. At present, the Trust expects that, upon receiving such exemptive relief, it would conduct monthly repurchase offers for 5% of its outstanding common shares. Although the Trust cannot guarantee that the SEC will grant it exemptive relief, the SEC has granted similar exemptive relief to other closed-end funds based on similar facts. The Class A Shares are not be listed on any securities exchange, and the Trust anticipates that no secondary market will develop for the Class A Shares. You may not be able to sell Class A Shares when you want to and, accordingly, the Class A Shares are appropriate only as a long-term investment.

Investing in common shares of the Trust involves risks that are described in the “Risks” section beginning on page 18 of this Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Please see page 33 of this Prospectus for important privacy policy information.

	Price to Public(1)	Maximum Sales Load(2)	Proceeds to Trust

Per Class A Share	$21.82	$0.98	$20.84

(1)	Class A Shares are offered on a best efforts basis at a price equal to net asset value. As of April 26, 2004, the net asset value per Class A Share of the Trust was $20.84.
(2)	The maximum initial sales charge on Class A Shares is 4.5% of the public offering price. Class A Shares are subject to a distribution fee and a service fee.

(continued from previous page)

Distributions. The Trust intends to distribute to holders of its common shares monthly dividends of all or a portion of its net income after payment of dividends and interest in connection with leverage used by the Trust. The Trust expects that all or a portion of any capital gain will be distributed at least annually. Common shareholders will automatically have all dividends and distributions reinvested in newly issued common shares of the Trust in accordance with the Trust’s automatic reinvestment plan, unless an election is made to receive cash.

You should read this Prospectus, which contains important information about the Trust, before deciding whether to invest in the Class A Shares and retain it for future reference. A Statement of Additional Information, dated April 30, 2004, containing additional information about the Trust, has been filed with the SEC and is incorporated by reference in its entirety into this Prospectus. You may request a free copy of the Statement of Additional Information, the table of contents of which is on page 34 of this Prospectus, by calling (888) 825-2257 or by writing to the Trust, or obtain a copy (and other information regarding the Trust) from the SEC’s web site (http://www.sec.gov).

The Trust’s common shares do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

This Prospectus contains information you should know before investing, including information about risks. Please read it before you invest and keep it for future reference.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.

The Class A Shares are available for delivery, in book-entry form only, through the facilities of the National Securities Clearing Corporation. Shareholders are required to hold their Class A Shares through a broker or dealer and will not be permitted to hold Class A Shares in their own name.

i

Prospectus summary

This is only a summary. This summary may not contain all of the information that you should consider before investing in our common shares. You should review the more detailed information contained in this Prospectus and in the Statement of Additional Information.

THE TRUST

Partners Balanced Trust is a continuously offered, diversified, closed-end management investment company. Throughout this Prospectus, we refer to Partners Balanced Trust simply as the “Trust” or as “we,” “us” or “our.” See “The Trust.”

THE CONTINUOUS OFFERING

The Trust has designated the common shares of beneficial interest offered in its initial public offering as Class A Shares. The Trust intends to offer the Class A Shares continuously through the Distributor, as principal underwriter, and through broker-dealers at a price equal to the next determined net asset value per common share. The minimum initial investment is $500 and the minimum subsequent investment is $50. The Trust reserves the right to change the investment minimums and to refuse a purchase order for any reason.

Subject to the issuance of an exemptive order by the SEC, the Trust may issue one or more additional classes of common shares. In this Prospectus, the Class A Shares and any shares of a future class of common shares of the Trust are collectively referred to as “common shares.”

INVESTMENT OBJECTIVE

The Trust’s investment objective is to seek high total return through a combination of current income and capital appreciation. The Trust cannot ensure that it will achieve its investment objective.

INVESTMENT POLICIES

BlackRock Advisors, Inc. (“BlackRock Advisors” or the “Advisor”), together with Wellington Management Company, LLP (“Wellington Management”) and BlackRock Financial Management, Inc. (“BlackRock Financial Management” and collectively with BlackRock Advisors, “BlackRock”) (each a “Sub-Advisor” and, collectively, the “Sub-Advisors”) reallocate the Trust’s net assets periodically between debt securities and equity securities to seek to achieve superior risk adjusted returns, consistent with the Trust’s investment objective and policies. Under normal market conditions, the Trust invests at least 40% and no more than 60% of its net assets in debt securities, with the balance of its net assets being invested in equity securities. “Net assets” means the total assets of the Trust (not including any assets attributable to any Leverage Securities (defined herein) that may be outstanding) minus the sum of accrued liabilities (other than debt representing financial leverage). “Total assets” means the total assets of the Trust, including any assets attributable to any Leverage Securities (defined herein) that may be outstanding, minus the sum of accrued liabilities (other than indebtedness for investment purposes).

BlackRock Advisors and Wellington Management determine the amount of leverage the Trust uses from time to time and how to allocate any amounts raised through the use of leverage, if any, for investment in debt and equity securities. Such allocations may differ from the allocations used for the Trust’s net assets. For example, assuming the Trust uses 33 1/3% leverage, the Trust currently intends to invest approximately 67% of its total assets in debt securities and approximately 33% of its total assets in equity securities. The Trust may change this leverage strategy at any time without prior notice to shareholders. Under normal market conditions, the Trust invests at least 26.67% and no more than 73.33% of its total assets in debt securities, with the balance of its total assets being invested in equity securities.

Debt securities in which the Trust may invest include a broad range of bonds, including corporate bonds, U.S. Government and agency bonds and mortgage-related bonds. The Trust invests in bonds that, in the opinion of BlackRock, can provide current income and have the potential for above average total return. Under normal market conditions, the Trust may invest up to 20% (measured at the time of investment) of its total assets in bonds that, at the time of investment, are rated Ba/BB or below by Moody’s Investors Service, Inc. (“Moody’s”), Standard & Poor’s Ratings Group, a division of The McGraw-Hill Companies, Inc. (“S&P”), or Fitch, Inc. (“Fitch”) or another nationally recognized ratings agency or bonds that are unrated but judged to be of comparable quality by BlackRock. Bonds of below investment grade quality are regarded as having predominately speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal, and are commonly referred to as “junk bonds.” The Trust’s remaining bonds will be rated, at the time of investment, within the four highest grades (Baa or BBB or better) by Moody’s, S&P,

Fitch or another nationally recognized rating agency, or bonds that are unrated but judged to be of comparable quality by BlackRock. See “The Trust’s Investments.”

The equity securities in which the Trust invests primarily are dividend paying common stocks issued by companies that Wellington Management believes to be financially sound but currently out of favor. Wellington Management invests the Trust’s equity assets primarily in large capitalization value securities issued by dividend paying companies with market capitalizations above $2 billion, with currently depressed stock prices and below average valuation ratios. However, the Trust may retain equity securities in companies that are subsequently spun-off, merged or consolidated. Wellington Management uses fundamental research and security valuation to examine each company prior to buying such company’s stocks.

Consistent with the Trust’s investment objective, the Trust may use various investment strategies designed to limit the risk of bond price fluctuations, equity price fluctuations and to preserve capital. These strategies include using financial futures contracts, swaps, options on financial futures or options based on either an index of bonds or on an index of equity securities whose prices, in the opinion of the Advisor and/or a Sub-Advisor, correlate with the prices of the Trust’s investments, entering into when-issued or delayed delivery transactions, lending portfolio securities, repurchase agreements and reverse repurchase agreements.

PROPOSED USE OF LEVERAGE

The Trust may from time to time borrow funds and/or issue preferred shares in an aggregate amount of approximately 33 1/3% of its total assets to buy additional securities in an effort to increase returns up to the extent permitted by the Investment Company Act of 1940, as amended (the “Investment Company Act”). This practice is known as “leverage.” The Trust intends to use leverage to seek to enhance return to holders of common shares. It is expected that the net proceeds of any leverage will be invested primarily in debt securities.

The Trust may borrow funds from banks and other financial institutions. The Trust may also borrow additional funds through reverse repurchase agreements, dollar roll transactions and the issuance of preferred shares of beneficial interest (“Preferred Shares” and together with other forms of leverage, “Leverage Securities”).

If the rate of return, after the payment of applicable expenses of the Trust, on the securities purchased by the Trust with the net proceeds from issuing the Leverage Securities is greater than the payments that are required to be paid by the Trust on the Leverage Securities, the Trust will generate more income by investing the net proceeds of the Leverage Securities than it will need to pay on the Leverage Securities. If so, the excess income may be used to pay higher dividends to holders of common shares. However, the Trust cannot assure you that the issuance of Leverage Securities or the use of other forms of leverage will result in a higher yield on its common shares. Once Leverage Securities are issued and/or other forms of leverage are used, the net asset value of the common shares and the yield to holders of the common shares will be more volatile. See “Leverage Securities and Borrowings.”

INVESTMENT ADVISOR AND SUB-ADVISORS

BlackRock Advisors is the Trust’s investment advisor and has general supervisory responsibility for the management of the Trust. BlackRock Advisors and its affiliate BlackRock Financial Management provide day-to-day investment management services to the Trust with respect to the Trust’s debt securities. Wellington Management is a Sub-Advisor to the Trust and provides day-to-day investment management services to the Trust with respect to the Trust’s equity portfolio. BlackRock Advisors receives an annual fee, payable monthly in arrears, in a maximum amount equal to 0.70% of the average daily value of the Trust’s total assets. BlackRock Advisors pays BlackRock Financial Management and Wellington Management a portion of this fee.

The BlackRock organization has over 16 years of experience managing closed-end funds and, as of March 31, 2004, advised a closed-end family of 50 active funds with approximately $14.7 billion in assets. Clients are served from the company’s headquarters in New York City, as well as offices in Wilmington, San Francisco, Boston, Edinburgh, Tokyo and Hong Kong. BlackRock, Inc. is an indirect, majority-owned subsidiary of The PNC Financial Services Group, Inc. (“PNC”), one of the largest diversified financial services organizations in the United States, and is majority-owned by PNC and by BlackRock employees.

Wellington Management is an asset management firm with approximately $417 billion of assets under management, with approximately $262 billion in equity securities under management as of March 31, 2004. Wellington Management is responsible for the day-to-day management of the Trust with respect to the Trust’s equity portfolio, which includes buying and selling equity securities for the Trust and investment research for such securities. See “Management of the Trust.”

DISTRIBUTIONS

The Trust distributes to holders of its common shares monthly dividends of all or a portion of its net income after the payment of dividends and interest in connection with leverage. The Trust pays common shareholders at least annually all or a portion of the taxable capital gain net income, if any, realized on its investments. See “Distributions” and “ Leverage Securities and Borrowings.” Unless an election is made to receive dividends in cash, shareholders automatically have all dividends and distributions reinvested in common shares through the Trust’s automatic reinvestment plan. There is no sales charge or other charge for reinvestment. See “Automatic Reinvestment Plan.”

CUSTODIAN AND TRANSFER AGENT

PFPC Trust Company serves as the Trust’s Custodian and PFPC Inc. serves as the Trust’s Transfer Agent. See “General Information.”

UNLISTED CLOSED-END STRUCTURE; LIMITED LIQUIDITY

The Class A Shares are not listed on any securities exchange and the Trust does not expect any secondary market to develop for its common shares. Holders of Class A Shares are not able to redeem their Class A Shares on a daily basis because the Trust is an unlisted closed-end fund. Class A Shares of the Trust may not be exchanged for common shares of any other closed-end fund. In order to provide a limited degree of liquidity, the Trust conducts periodic repurchase offers for a portion of its outstanding common shares including the Class A Shares, as described below. An investment in the Trust is suitable only for investors who can bear the risks associated with the limited liquidity of the common shares.

REPURCHASE OFFERS

In order to provide liquidity to shareholders, the Trust will make, initially, quarterly offers to repurchase up to 15% of its outstanding common shares at net asset value. The Trust is seeking exemptive relief from the SEC to enable the Trust to conduct monthly repurchase offers. At present, the Trust expects that, upon receiving such exemptive relief, it would conduct monthly repurchase offers for 5% of its outstanding common shares. Although the Trust cannot guarantee that the SEC will grant it exemptive relief, the SEC has granted similar exemptive relief to other closed-end funds based on similar facts. See “Repurchase Offers.”

SPECIAL RISK CONSIDERATIONS

Liquidity Risk

The Class A Shares are not listed on any exchange. There is no secondary market for the Class A Shares and the Trust expects that no secondary market will develop. The number of common shares tendered in connection with a repurchase offer may exceed the number of common shares the Trust has offered to repurchase, in which case not all of your Class A Shares tendered in that offer will be repurchased. Hence, you may not be able to sell your Class A Shares when you want to sell them.

Interest Rate Risk

Generally, when market interest rates fall, bond prices rise, and vice versa. Interest rate risk is the risk that bonds in the Trust’s portfolio will decline in value because of increases in market interest rates. The prices of longer-term bonds fluctuate more than prices of shorter-term bonds as interest rates change. Because the Trust invests a significant portion of its capital in intermediate-term bonds, its net asset value per common share fluctuates more in response to changes in market interest rates than if the Trust invested primarily in shorter-term bonds. The Trust’s use of leverage, as described below, tends to increase interest rate risk.

Credit Risk

Credit risk is the risk that one or more bonds in the Trust’s portfolio will decline in price, or fail to pay interest or principal when due, because the issuer of the bond experiences a decline in its financial status. Under normal market conditions, the Trust invests up to 20% (measured at the time of investment) of its total assets in bonds that, at the time of investment, are rated Ba/BB or below by Moody’s, S&P or Fitch or another nationally recognized rating agency or bonds that are unrated but judged to be of comparable quality by BlackRock. Bonds of below investment grade quality are regarded as having predominately speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal, and are commonly referred to as “junk bonds.” The Trust’s remaining securities are invested in bonds that, at the time of investment, are rated within the four highest grades (Baa or BBB or better) by Moody’s, S&P, Fitch or another nationally recognized rating agency, or bonds that are unrated but judged to be of comparable quality by BlackRock.

Leverage Risk

The use of leverage through the issuance of Leverage Securities creates an opportunity for increased common share net investment income dividends, but also creates risks for the holders of common shares. The Trust’s leveraging strategy may not be successful. So long as the Trust’s portfolio provides a higher rate of return, net of Trust expenses, than the dividend, interest or principal payments due on the Leverage Securities, the leverage may cause the holders of common shares to receive a higher current rate of return than if the Trust were not leveraged. If, however, the dividend, interest or principal payments due on the Leverage Securities exceed the rate of return on stocks and bonds held by the Trust, return to the holders of common shares would thereby be reduced. Investment by the Trust in derivative instruments may increase the Trust’s leverage and, during periods of rising interest rates, may adversely affect the Trust’s income, distributions and total returns to common shareholders. Leverage creates two major types of risks for the holders of common shares:

➢	the likelihood of greater volatility of net asset value of the common shares because changes in the value of the Trust’s stocks and bonds, including bonds purchased with the proceeds from the Leverage Securities, are borne entirely by the holders of the common shares; and

➢	the possibility either that common share net investment income will fall if the dividend, interest or principal payments due on the Leverage Securities rise or that common share net investment income will fluctuate because the dividend interest or principal payments due on the Leverage Securities vary.

Mortgage-Related Securities Risk

The yield and maturity characteristics of mortgage-related and other asset-backed securities differ from traditional debt securities. A major difference is that the principal amount of the obligations may normally be prepaid at any time because the underlying assets (i.e., loans) generally may be prepaid at any time. In calculating the average weighted maturity of the bond portfolio, the maturity of mortgage-related and other asset-backed securities held by the Trust are based on estimates of average life which take prepayments into account. The average life of a mortgage-related instrument, in particular, is likely to be substantially less than the original maturity of the mortgage pools underlying the securities as a result of scheduled principal payments and mortgage prepayments. In general, the collateral supporting non-mortgage asset-backed securities is of shorter maturity than mortgage loans and is less likely to experience substantial prepayments. Like other debt securities, when interest rates rise the value of an asset-backed security generally will decline; however, when interest rates decline, the value of an asset-backed security with prepayment features may not increase as much as that of other debt securities.

The relationship between prepayments and interest rates may give some high-yielding mortgage-related and asset-backed securities less potential for growth in value than conventional bonds with comparable maturities. In addition, in periods of falling interest rates, the rate of prepayments tends to increase. During such periods, the reinvestment of prepayment proceeds by the Trust will generally be at lower rates than the rates that were carried by the obligations that have been prepaid. Because of these and other reasons, the total return and maturity on mortgage-related and asset-backed securities may be difficult to predict precisely. To the extent that the Trust purchases mortgage-related and asset-backed securities at a premium, prepayments (which may be made without penalty) may result in the loss of the Trust’s principal investment to the extent of premium paid.

The Trust may from time to time purchase in the secondary market certain mortgage pass-through securities packaged or master serviced by affiliates or mortgage-related securities containing loans or mortgages originated by PNC Bank or its affiliates, including Midland Loan Services, Inc., both of which are affiliates of BlackRock. It is possible that, under certain circumstances, an affiliate of PNC or its affiliates, including Midland Loan Services, Inc., could have interests that are in conflict with the holders of these mortgage-backed securities, and such holders could have rights against an affiliate of PNC or its affiliates, including Midland Loan Services, Inc.

Foreign Risks

Because the Trust may own securities of foreign issuers, it may be subject to risks not usually associated with owning securities of U.S. issuers. These risks can include fluctuations in foreign currencies, foreign currency exchange controls, political and economic instability, differences in financial reporting, differences in securities regulation and trading, and foreign taxation issues. Investing in securities of issuers based in emerging markets entails all of the risks of investing in securities of foreign issuers but to a heightened degree.

Derivatives

For general portfolio management purposes, the Trust may use various other investment management techniques that also involve certain risks and special considerations, including engaging in hedging and risk management transactions, including interest rate and foreign currency transactions, options, futures, swaps and other derivatives transactions. These strategic transactions are entered into to seek to manage the risks of the Trust’s portfolio of securities, but may have the effect of limiting the gains from favorable market movements.

Repurchase Offer Risks

If the Trust repurchases more shares than it is able to sell, the Trust’s expense ratios will increase and the Trust’s ability to achieve its investment objective may be adversely affected. Moreover, this may force the Trust to sell assets it would not otherwise sell and the Trust may be forced to dispose of Trust securities that may have declined in value. If the Trust uses leverage, repurchases of shares may compound the adverse effects of leverage in a declining market.

Stock Market Related Risks

Under normal market conditions, the Trust invests at least 40% and up to 60% of its net assets (26.67% to 73.33% of its total assets) in equity securities issued by large capitalization value companies. The main risk of any investment in stocks is that values fluctuate in price. The value of the Trust’s equity investments can go up or down depending upon market conditions, which means the Trust could lose money. The Trust uses leverage, which magnifies stock market risk. Because different kinds of stocks go in and out of favor depending on market conditions, the Trust’s performance may be better or worse than funds with different investment styles. For example, in some markets a fund holding large capitalization growth stocks may outperform the Trust.

Anti-Takeover Provisions

The Trust’s Agreement and Declaration of Trust includes provisions that could limit the ability of other entities or persons to acquire control of the Trust or convert the Trust to open-end status. These provisions could deprive the holders of common shares of opportunities to sell their common shares at net asset value on a daily basis. In addition, if the Trust issues Preferred Shares the holders of the Preferred Shares will have voting rights that could deprive holders of common shares of such opportunity.

Other Risks

The Trust is subject to other risks. See “Risks.”

Summary of Trust expenses

The following table shows Trust expenses as a percentage of net assets attributable to the Trust’s common shares.

Shareholder Transaction Expenses
Maximum Sales Load (as a percentage of offering price)(1)	4.50%
Automatic Reinvestment Plan Fees	None
Early Withdrawal Charge	None
Exchange Fee	None

	Percentage of Net Assets Attributable to Class A Shares

Annual Expenses
Management Fees	1.05%
Interest Payments on Borrowed Funds(2)	1.00%
Distribution and Servicing Fees	0.35%
Other Expenses	0.82	%(3)
Total Annual Expenses	3.22	%(4)

(1)	The sales load for purchases equal to or in excess of $100,000 may be reduced. See “How to Purchase Class A Shares” for more information.

(2)	Includes the current cost of buying securities through the use of leverage. The cost of buying securities through the use of leverage is variable and may change over time.

(3)	The Advisor has voluntarily agreed to reimburse the Trust for operating expenses to the extent necessary to assure that Other Expenses of the Trust do not exceed 0.70% of the Trust’s net assets attributable to the Class A Shares. Assuming the Trust’s other expenses remain the same, this reimbursement would cause the Trust’s total expenses in the above table to be 3.10% of the Class A Shares’ net assets attributable to common shares.

(4)	If the Trust did not have Leverage Securities outstanding, management fees attributable to Class A Shares would be 0.70%, other expenses attributable to Class A Shares would be 0.82%, total annual expenses attributable to Class A Shares would be 1.87% and total annual expenses attributable to Class A Shares after the Advisor ‘s voluntary expense reimbursement would be 1.75%.

The purpose of the table above and the example below is to help you understand all fees and expenses that you, as a holder of common shares, would bear directly or indirectly. The expenses shown in the table under “Other Expenses” and “Total Annual Expenses” are based on estimated amounts for the Trust’s current fiscal year.

Example

The following example illustrates the expenses that you would pay on a $1,000 investment in Class A Shares, assuming (a) operating expenses attributable to common shares remain the same as in the fee table, (b) a 5% annual return and (c) no expense reductions are in effect(1):

	Year 1	Year 3	Year 5	Year 10

Class A Shares	$76	$140	$206	$381

(1)	The example should not be considered a representation of future expenses. The example assumes that the estimated “Other Expenses” set forth in the Annual Expenses table are accurate and that all dividends and distributions are reinvested at net asset value. Actual expenses may be greater or less than those assumed. Moreover, the Trust’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

Financial Highlights

The financial highlights table is intended to help you understand the Trust’s financial performance from the commencement of operations through December 31, 2003. Certain information reflects financial results for a single Trust share. The total returns in the table represents the rate that you would have earned or lost on an investment in the Trust (assuming reinvestment of all dividends and distributions). This information has been audited by Deloitte & Touche LLP, independent auditors, whose report, along with the Trust’s financial statements, are included in the Annual Report to Shareholders, which is available upon request.

Selected data (for a share outstanding throughout the period) and ratios are as follows:

For the Period April 30, 2003 through December 31, 2003(1)

Per Share Operating Performance:
Net asset value, beginning of period(2)	$19.10

Investment Operations:
Net investment income:	0.55
Net realized and unrealized gain	1.92

Net increase from investment operations	2.47

Dividends from net investment income	(0.58)

Capital charges with respect to issuance of shares	(0.04)

Net asset value, end of period	$20.95

Total Investment Return(3)	7.88%

Ratios to Average Net Assets(4)
Total Expenses	2.59%
Net expenses	2.53%
Net expenses excluding interest expense	2.06%
Net investment income	4.09%
Supplemental Data:
Average net assets (000)	$40,407
Portfolio turnover	15%
Net assets, end of period (000)	$43,175
Reverse repurchase agreements outstanding, end of period (000)	$18,875
Asset coverage(5)	$3,287

(1)	Commencement of investment operations was April 30, 2003. This information includes the initial investments by BlackRock Funding, Inc..

(2)	Net asset value, beginning of period, reflects a deduction of $0.90 per share sales charge from the initial offering price of $20.00 per share.

(3)	Total investment return is calculated assuming a purchase of a share at the net asset value on the first day and a sale at the net asset value on the last day of the period reported. Dividends and distributions, if any, are assumed for purposes of this calculation to be reinvested at net asset value. Total investment returns for less than a full year are not annualized. Past performance is not a guarantee of future results.

(4)	Annualized.

(5)	Per $1,000 of reverse repurchase agreements outstanding.

The information above represents the audited operating performance for a share outstanding, total investment return, ratios to average net assets and other supplemental data for the period indicated. This information has been determined based upon financial information provided in the financial statements and market value data for the Trust’s shares.

The Trust

The Trust is a diversified, closed-end management investment company registered under the Investment Company Act. The Trust was organized as a Delaware statutory trust on November 22, 2002, pursuant to an Agreement and Declaration of Trust, as amended and restated, governed by the laws of the State of Delaware. The Trust’s principal office is located at 100 Bellevue Parkway, Wilmington, Delaware 19809, and its telephone number is (888) 825-2257.

Use of proceeds

The Trust will invest the net proceeds from the sale of the Class A Shares offered herein in accordance with the Trust’s investment objective and policies as stated below. Pending such investment, it is anticipated that the proceeds will be invested in liquid, short-term investments including high quality, short-term money market securities.

The Trust’s investments

INVESTMENT OBJECTIVE

The Trust’s investment objective is to seek high total return through a combination of current income and capital appreciation. The Trust cannot ensure that it will achieve its investment objective. The Trust cannot change its investment objective without the approval of the holders of a majority of the outstanding common shares. A “majority of the outstanding common shares” means (1) 67% or more of the common shares present at a meeting, if the holders of more than 50% of the common shares are present or represented by proxy, or (2) more than 50% of the common shares, whichever is less. See “Description of Shares—Preferred Shares” for additional information with respect to the voting rights of holders of preferred shares.

ALLOCATION OF INVESTMENTS

BlackRock Advisors and Wellington Management jointly reallocate the Trust’s net assets periodically between debt securities and equity securities to seek to achieve superior risk adjusted returns, consistent with the Trust’s investment objective and policies. Under normal market conditions, the Trust invests at least 40% and no more than 60% of its net assets in debt securities, with the balance of its net assets being invested in equity securities.

BlackRock Advisors and Wellington Management jointly review the long-term investment policy guidelines for the Trust, including the target allocation of the Trust’s net assets for investment in debt and equity securities (within the prescribed ranges), the amount of leverage employed, and the allocation of the net proceeds from any leverage for investment in debt and equity securities. Wellington Management, under the supervision of BlackRock Advisors, is responsible for short- and intermediate-term asset allocation decisions.

BlackRock Advisors and Wellington Management also determine the amount of leverage the Trust uses from time to time and how to allocate any amounts raised through the use of leverage, if any, for investment in debt and equity securities. Such allocations may differ from the allocations used for the Trust’s net assets. The Trust currently expects that the net proceeds of any leverage will be invested primarily in debt securities. For example, assuming the Trust uses 33 1/3% leverage, the Trust intends to invest approximately 67% of its total assets in debt securities and approximately 33% of its total assets in equity securities. The Trust may change this leverage strategy at anytime without prior notice to shareholders. Under normal market conditions, the Trust invests at least 26.67% and no more than 73.33% of its total assets in debt securities, with the balance of its total assets being invested in equity securities.

INVESTMENT POLICIES

Bonds held by the Trust may take the form of bonds, notes, bills, debentures, convertible securities, warrants attached to debt securities, bank debt obligations, loan participations and assignments, trust preferred securities and securities issued by entities organized and operated for the purpose of restructuring the investment characteristics of securities. Under current market conditions, the Trust intends to invest its debt securities primarily in corporate bonds, mortgage-related securities and U.S. Government and agency debt securities.

The Trust’s investments

Under normal market conditions, the Trust invests up to 20% (measured at the time of investment) of its total assets in bonds that, at the time of investment, are rated Ba/BB or below by Moody’s, S&P or Fitch or another nationally recognized rating agency or bonds that are unrated but judged to be of comparable quality by BlackRock. The Trust’s remaining bonds will be rated, at the time of investment, within the four highest grades (Baa or BBB or better) by Moody’s, S&P, Fitch or another nationally recognized rating agency or bonds that are unrated but judged to be of comparable quality by the Trust’s investment advisor. Bonds that are rated differently by two or more nationally recognized rating agencies will be considered to have the highest credit rating assigned. Changes in economic conditions or other circumstances are more likely to lead to a weakened capacity for bonds that are rated BBB or Baa (or that have equivalent ratings) to make principal and interest payments than is the case for higher rated bonds. Bonds of below investment grade quality are commonly referred to as “junk bonds.” Bonds of below investment grade quality are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. The lowest rated bonds in which the Trust may invest are securities rated in the category C by Moody’s, S&P, Fitch or another nationally recognized rating agency or determined by BlackRock to be of comparable quality. Securities rated C are considered highly speculative and may be used to cover a situation where the issuer has filed a bankruptcy petition but debt service payments are continued. While such debt will likely have some quality and protective characteristics, those are outweighed by large uncertainties or major risk exposure to adverse conditions. These credit quality policies apply only at the time a security is purchased, and the Trust is not required to dispose of a security if a rating agency downgrades its assessment of the credit characteristics of a particular issue. In determining whether to retain or sell a security that a rating agency has downgraded, BlackRock may consider such factors as BlackRock’s assessment of the credit quality of the issuer of the security, the price at which the security could be sold and the rating, if any, assigned to the security by other rating agencies. Appendix A to the Statement of Additional Information contains a general description of Moody’s, S&P’s and Fitch’s ratings of debt securities.

The Trust invests in bonds that, in BlackRock’s opinion, are underrated or undervalued or have the potential for above-average current income and capital appreciation. Underrated bonds are those whose ratings do not, in BlackRock’s opinion, reflect their true creditworthiness. Undervalued bonds are bonds that, in the opinion of BlackRock, are worth more than the value assigned to them in the marketplace. BlackRock may at times believe that bonds associated with a particular market sector (for example, mortgage-related securities), or issued by a particular issuer, are undervalued. BlackRock may purchase those bonds for the Trust’s portfolio because they represent a market sector or issuer that BlackRock considers undervalued, even if the value of those particular bonds appears to be consistent with the value of similar bonds. Bonds of particular issuers (for example, the Federal Home Loan Mortgage Association) may be undervalued because there is a temporary excess of supply in that market sector, or because of a general decline in the market price of bonds of the market sector for reasons that do not apply to the particular bonds that are considered undervalued. The Trust’s investment in underrated or undervalued bonds will be based on BlackRock’s belief that their yield is higher than that available on bonds bearing equivalent levels of interest rate risk, credit risk and other forms of risk, and that their prices will ultimately rise, relative to the market, to reflect their true value. The Trust currently expects its bond portfolio to have an average credit quality of A.

As part of the management of the Trust, BlackRock manages the effective duration of the Trust’s debt portfolio. Under current market conditions, the duration of the debt portfolio is expected to be within +/-20% of the duration of the ten-year Treasury note. Effective duration measures the expected sensitivity of market price to changes in interest rates, taking into account the effects of structural complexities. Each year of duration represents an expected 1% change in the price of a bond for every 1% change in interest rates. For example, if a bond has an average duration of four years, its price will fall about 4% when interest rates rise by 1%. Conversely, the bond’s price will rise about 4% when interest rates fall by 1%. The target duration of the Trust’s debt portfolio may change from time to time.

The Trust’s equity portfolio invests in dividend paying stocks issued by companies that Wellington Management believes to be financially sound but currently out of favor. Wellington Management invests the Trust’s equity assets primarily in large capitalization value securities issued by dividend paying companies with market capitalizations above $2 billion, with currently depressed stock prices and below average valuation ratios. However, the Trust may retain equity securities of companies that are subsequently spun-off, merged or consolidated. Wellington Management uses fundamental research and security valuation to examine each company prior to buying such company’s stocks. The Trust’s equity portfolio is invested primarily in common stock.

The Trust’s investments

Wellington Management uses a contrarian approach focused on longer term market drivers and seeks stocks that offer above average yields, below average valuations and the potential of dividend increases in the future. Wellington Management seeks such stocks primarily in companies that are within four areas—misunderstood negative event, consolidating structures, low but improving return on capital and new or incentivized management. In addition, Wellington Management takes into consideration flows of new capital into an industry. Within this context, Wellington Management’s key stock selection criterion is total return potential. To assess the total return potential, Wellington Management analyzes a company’s fundamentals to identify the relative price/earnings ratio that the stock should command in the marketplace; compares the results and the projected earnings to the market results in a target price; compares the target price to the current price and calculates the difference or appreciation potential. The equity portfolio typically holds stocks of between fifty (50) and seventy (70) companies. Wellington Management seeks to own securities in all sectors, but can overweight or underweight securities within sectors as it identifies market opportunities, subject to a maximum industry exposure of 25%.

During temporary defensive periods and during periods in which the Trust receives a significant influx of cash and in order to keep the Trust’s cash fully invested, the Trust may invest up to 100% of its total assets in liquid, short-term investments, including high quality, short-term money market securities. The Trust may not achieve its investment objective under these circumstances.

PORTFOLIO TURNOVER

Frequency of portfolio turnover generally is not a limiting factor if the Trust considers it advantageous to purchase or sell securities. For the period ended December 31, 2003, the Trust’s annual portfolio turnover rate was 15%. A high rate of portfolio turnover involves correspondingly greater broker commission expenses or dealer costs than a lower rate, which expenses and costs must be borne by the Trust and its shareholders. A high portfolio turnover rate may result in the realization of more capital gains taxes than if the Trust had a lower portfolio turnover rate.

Portfolio securities

If current market conditions persist, the Trust expects that approximately 50% of its net assets (approximately 67% of total assets) will be invested in debt securities and approximately 50% of its net assets (approximately 33% of total assets) will be invested in dividend paying stocks.

CORPORATE BONDS

The Trust may invest in corporate bonds. The investment return of corporate bonds reflects interest on the security and changes in the market value of the security. The market value of a corporate bond generally may be expected to rise and fall inversely with interest rates. The market value of a corporate bond also may be affected by the credit rating of the corporation, the corporation’s performance and perceptions of the corporation in the market place. There is a risk that the issuers of the securities may not be able to meet their obligations on interest or principal payments at the time called for by an instrument.

U.S. GOVERNMENT DEBT SECURITIES

The Trust may invest in debt securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities, including: (1) U.S. Treasury obligations, which differ in their interest rates, maturities and times of issuance, such as U.S. Treasury bills (maturity of one year or less), U.S. Treasury notes (maturity of one to ten years), and U.S. Treasury bonds (generally maturities of greater than ten years), including the principal components or the interest components issued by the U.S. Government under the Separate Trading of Registered Interest and Principal Securities program (i.e., “STRIPS”), all of which are backed by the full faith and credit of the United States; and (2) obligations issued or guaranteed by U.S. Government agencies or instrumentalities, including government guaranteed mortgage-related securities, some of which are backed by the full faith and credit of the U.S. Treasury, some of which are supported by the right of the issuer to borrow from the U.S. Government and some of which are backed only by the credit of the issuer itself.

MORTGAGE-RELATED SECURITIES

The Trust may invest in mortgage-related securities. Mortgage-related securities are a form of security collateralized by pools of commercial or residential mortgages. Pools of mortgage loans are assembled as securities for sale to investors by various governmental, government-related and private issuers.

Portfolio securities

These securities may include complex instruments such as collateralized mortgage obligations, stripped mortgage-backed securities, mortgage pass-through securities, interests in real estate mortgage investment conduits, adjustable rate mortgages and real estate investment trusts (“REITs”), including debt and preferred stock issued by REITs, as well as other real estate-related securities. The mortgage-related securities in which the Trust may invest include those with fixed interest rates, those with interest rates that change based on multiples of changes in a specified index of interest rates and those with interest rates that change inversely to changes in interest rates, as well as those that do not bear interest.

Interests in pools of mortgage-related securities differ from other forms of bonds, which normally provide for periodic payment of interest in fixed amounts with principal payments at maturity or specified call dates. Instead, these securities provide a monthly payment, which consists of both interest and principal payments. In effect, these payments are a “pass-through” of the monthly payments made by the individual borrowers on their residential or commercial mortgage loans, net of any fees paid to the issuer or guarantor of such securities. Additional payments are caused by repayments of principal resulting from the sale of the underlying property, refinancing or foreclosure, net of fees or costs which may be incurred. Some mortgage-related securities (such as securities issued by the Government National Mortgage Association, or “GNMA”) are described as “modified pass-through.” These securities entitle the holder to receive all interest and principal payments owed on the mortgage pool, net of certain fees, at the scheduled payment dates regardless of whether or not the mortgagor actually makes the payment.

The rate of prepayments on underlying mortgages will affect the price and volatility of a mortgage-related security, and may have the effect of shortening or extending the effective maturity of the security beyond what was anticipated at the time of purchase. To the extent that unanticipated rates of prepayment on underlying mortgages increase in the effective maturity of a mortgage-related security, the volatility of such security can be expected to increase.

The yield and maturity characteristics of mortgage-related securities differ from traditional debt securities. A major difference is that the principal amount of the obligations may normally be prepaid at any time because the underlying assets (i.e., loans) generally may be prepaid at any time. The relationship between prepayments and interest rates may give some mortgage-related securities less potential for growth in value than conventional debt securities with comparable maturities. In addition, in periods of falling interest rates, the rate of prepayments tends to increase. During such periods, the reinvestment of prepayment proceeds by the Trust will generally be at lower rates than the rates that were carried by the obligations that have been prepaid. Because of these and other reasons, a mortgage-related security’s total return and maturity may be difficult to predict precisely. To the extent that the Trust purchases mortgage-related securities at a premium, prepayments (which may be made without penalty) may result in loss of the Trust’s principal investment to the extent of premium paid.

Mortgage-related securities come in different classes that have different risks. The Trust may invest in lower, or junior, classes of mortgage-related securities which may have a rating below investment grade and therefore are riskier investments than higher rated securities. Junior classes of mortgage-related securities protect the senior class investors against losses on the underlying mortgage loans by taking the first loss if there are liquidations among the underlying loans. Junior classes generally receive principal and interest payments only after all required payments have been made to more senior classes. Because the Trust may invest in junior classes of mortgage-related securities, it may not be able to recover all of its investment in the securities it purchases. In addition, if the underlying mortgage portfolio has been overvalued, or if mortgage values subsequently decline, the Trust may suffer significant losses.

Investments in mortgage-related securities, especially lower rated securities, involve the risk of interruptions in the payment of interest and principal (delinquency) and the potential for loss of principal if the property underlying the security is sold as a result of foreclosure on the mortgage (default). These risks include the risks associated with direct ownership of real estate, such as the effects of general and local economic conditions on real estate values, the conditions of specific industry segments, the ability of tenants to make lease payments and the ability of a property to attract and retain tenants, which in turn may be affected by local market conditions such as oversupply of space or a reduction of available space, the ability of the owner to provide adequate maintenance and insurance, energy costs, government regulations with respect to environmental, zoning, rent control and other matters, and real estate and other taxes. The risks associated with the real estate industry will be more significant for the Trust to the extent that it invests in mortgage-related securities. These risks are heightened in the case of mortgage-related securities related to a relatively small pool of mortgage loans. If the underlying borrowers cannot pay their mortgage loans, they may default and the lenders may foreclose on the property. Finally, the

Portfolio securities

ability of borrowers to repay mortgage loans underlying mortgage-related securities will typically depend upon the future availability of financing and the stability of real estate values.

For mortgage loans not guaranteed by a government agency or other party, the only remedy of the lender in the event of a default is to foreclose upon the property. If borrowers are not able or willing to pay the principal balance on the loans, there is a good chance that payments on the related mortgage-related securities will not be made. Certain borrowers on underlying mortgages may become subject to bankruptcy proceedings, in which case the value of the mortgage-related securities may be hurt.

LOWER GRADE DEBT SECURITIES

The Trust may invest up to 20% of its total assets in bonds rated below investment grade such as those rated Ba or lower by Moody’s and BB or lower by S&P or securities comparably rated by other nationally recognized rating agencies or in unrated bonds determined by BlackRock to be of comparable quality. These lower grade bonds are commonly known as “junk bonds.” Bonds rated below investment grade are judged to have speculative characteristics with respect to the interest and principal payments.

The values of lower grade bonds often reflect individual corporate developments and are more sensitive to economic changes than are higher rated bonds. Issuers of lower grade bonds are often in the growth stage of their development and/or involved in a reorganization or takeover. The companies are often highly leveraged (have a significant amount of debt relative to shareholders’ equity) and may not have available to them more traditional financing methods, thereby increasing the risk associated with acquiring these types of bonds. In some cases, obligations with respect to lower grade bonds are subordinated to the prior repayment of senior indebtedness, which will potentially limit the Trust’s ability to fully recover principal or to receive interest payments when senior bonds are in default. Thus, investors in lower grade bonds have a lower degree of protection with respect to principal and interest payments than do investors in higher rated bonds.

During an economic downturn, a substantial period of rising interest rates or a recession, issuers of lower grade bonds may experience financial distress possibly resulting in insufficient revenues to meet their principal and interest payment obligations, to meet projected business goals and to obtain additional financing. An economic downturn could also disrupt the market for lower-rated bonds and adversely affect the ability of the issuers to repay principal and interest. If the issuer of a security held generally by the Trust defaults, the Trust may not receive full interest and principal payments due to it and could incur additional expenses if it chose to seek recovery of its investment.

The secondary markets for lower grade bonds are not as liquid as the secondary markets for higher rated bonds. The secondary markets for lower grade bonds are concentrated in relatively few market makers and participants in the markets are mostly institutional investors, including insurance companies, banks, other financial institutions and mutual funds. In addition, the trading volume for lower grade bonds is generally lower than that for higher rated bonds and the secondary markets could contract under adverse market or economic conditions independent of any specific adverse change in the condition of a particular issuer. Under certain economic and/or market conditions, the Trust may have difficulty disposing of certain lower grade bonds due to the limited number of investors in that sector of the market. An illiquid secondary market may adversely affect the market price of the lower grade bonds, which may result in increased difficulty selling the particular issue and obtaining accurate market quotations on the issue when valuing the Trust’s assets. Market quotations on lower grade bonds are available only from a limited number of dealers, and such quotations may not be the actual prices available for a purchase or sale.

The high yield markets may react strongly to adverse news about an issuer or the economy, or to the perception or expectation of adverse news, whether or not it is based on fundamental analysis. Additionally, prices for lower grade bonds may be affected by legislative and regulatory developments. These developments could adversely affect the Trust’s net asset value and investment practices, the secondary market for lower grade bonds, the financial condition of issuers of these bonds and the value and liquidity of outstanding lower grade bonds, especially in a thinly traded market. For example, federal legislation requiring the divestiture by federally insured savings and loan associations of their investments in lower grade bonds and limiting the deductibility of interest by certain corporate issuers of lower grade bonds adversely affected the lower grade bonds market in the past.

When the secondary market for lower grade bonds becomes more illiquid, or in the absence of readily available market quotations for such securities, the relative lack of reliable objective data makes it more difficult to value the Trust’s securities, and judgment plays a more important role in determining such

Portfolio securities

valuations. Increased illiquidity in the junk bond market, in combination with the relative youth and growth of the market for such securities, also may affect the ability of the Trust to dispose of such securities at a desirable price. Additionally, if the secondary markets for lower grade bonds contract due to adverse economic conditions or for other reasons, certain of the Trust’s liquid securities may become illiquid and the proportion of the Trust’s assets invested in illiquid securities may significantly increase.

FOREIGN SECURITIES

The Trust may invest up to 10% of its total assets in securities issued by foreign governments or companies, which may be denominated in U.S. or foreign currencies. Although the Trust intends to invest primarily in securities of governments or established companies based in developed countries, the value of the Trust’s investments may be adversely affected by changes in political or social conditions, diplomatic relations, confiscatory taxation, expropriation, nationalization, limitation on the removal of funds or assets, or imposition of (or change in) exchange control or tax regulations in those foreign countries. In addition, changes in government administrations or economic or monetary policies in the United States or abroad could result in appreciation or depreciation of Trust securities and could favorably or unfavorably affect the Trust’s operations. Furthermore, the economies of individual foreign nations may differ from the U.S. economy, whether favorably or unfavorably, in areas such as growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. It may also be more difficult to obtain and enforce a judgment against a foreign issuer. In general, less information is publicly available with respect to foreign issuers than is available with respect to U.S. companies. Most foreign companies are also not subject to the uniform accounting and financial reporting requirements applicable to issuers in the United States. Any foreign investments made by the Trust must be made in compliance with U.S. and foreign currency restrictions and tax laws restricting the amounts and types of foreign investments.

Because foreign securities generally are denominated and pay dividends or interest in foreign currencies, and the Trust may hold various foreign currencies from time to time, the value of the net assets of the Trust as measured in U.S. dollars will be affected favorably or unfavorably by changes in exchange rates. Generally, the Trust’s currency exchange transactions will be conducted on a spot (i.e., cash) basis at the spot rate prevailing in the currency exchange market. The cost of the Trust’s currency exchange transactions will generally be the difference between the bid and offer spot rate of the currency being purchased or sold. In order to protect against uncertainty in the level of future foreign currency exchange, the Trust is authorized to enter into certain foreign currency exchange transactions.

The Trust may invest in both sponsored and unsponsored American Depository Receipts (“ADRs”), European Depository Receipts (“EDRs”), Global Depository Receipts (“GDRs”) and other similar global instruments. ADRs typically are issued by an American bank or trust company and evidence ownership of underlying securities issued by a foreign corporation. EDRs, which are sometimes referred to as Continental Depository Receipts, are receipts issued in Europe, typically by foreign banks and trust companies, that evidence ownership of either foreign or domestic underlying securities. GDRs are depository receipts structured like global debt issues to facilitate trading on an international basis. Unsponsored ADR, EDR and GDR programs are organized independently and without the cooperation of the issuer of the underlying securities. As a result, available information concerning the issuer may not be as current as for sponsored ADRs, EDRs and GDRs, and the prices of unsponsored ADRs, EDRs and GDRs may be more volatile than if such instruments were sponsored by the issuer.

The Trust may also invest in issuers located in emerging market countries. Investment in securities of issuers based in emerging markets entails all of the risks of investing in securities of foreign issuers outlined in the above section to a heightened degree. In addition to brokerage commissions, custodial services and other costs relating to investment in emerging markets are generally more expensive than in the United States. Such markets have been unable to keep pace with the volume of securities transactions, making it difficult to conduct such transactions. The inability of the Trust to make intended securities purchases due to settlement problems could cause the Trust to miss attractive investment opportunities. An inability to dispose of a security due to settlement problems could result in losses to the Trust due to subsequent declines in the value of the security.

EQUITY PORTFOLIO

Wellington Management invests the Trust’s equity assets primarily in large capitalization value securities issued by dividend paying companies with market capitalizations above $2 billion with currently

Portfolio securities

depressed stock price and below average valuation ratios. However, the Trust may retain equity securities in companies that are subsequently spun-off, merged or consolidated. Under normal market conditions, the Trust invests at least 40% and up to 60% of its net assets (23.67% to 73.33% of its total assets) in dividend paying stocks issued by companies that Wellington Management believes to be financially sound but currently out of favor.

DERIVATIVES

The Trust may, but is not required to, use various strategic transactions described below to earn income, facilitate portfolio management and mitigate risks. Such strategic transactions are generally accepted under modern portfolio management and are regularly used by many mutual funds, closed-end funds and other institutional investors. Although the Trust seeks to use the practices to further the Trust’s investment objective, no assurance can be given that these practices will achieve this result.

The Trust may purchase and sell derivative instruments such as exchange-listed and over-the-counter put and call options on securities, financial futures, equity, fixed-income, interest rate and equity indices, and other financial instruments, purchase and sell financial futures contracts and options thereon, enter into various transactions such as swaps, caps, floors or collars and enter into various currency transactions such as currency forward contracts, currency futures contracts, currency swaps or options on currency or currency futures or credit transactions and credit default swaps. The Trust also may purchase derivative instruments that combine features of these instruments. Collectively, all of the above are referred to as “Strategic Transactions.” The Trust generally seeks to use Strategic Transactions as a portfolio management or risk management technique to seek to protect against possible adverse changes in the market value of securities held in or to be purchased for the Trust’s portfolio, protect the value of the Trust’s portfolio, adjust asset allocations, facilitate the sale of certain securities for investment purposes, manage the effective interest rate exposure of the Trust, protect against changes in currency exchange rates, manage the effective maturity or duration of the Trust’s portfolio, or establish positions in the derivatives markets as a temporary substitute for purchasing or selling particular securities. The Trust may use Strategic Transactions to enhance potential gain, although no more than 5% of the Trust’s total assets will be committed to variation margin for Strategic Transactions for non-hedging purposes.

Strategic Transactions have risks, including the imperfect correlation between the value of such instruments and the underlying assets, the possible default of the other party to the transaction or illiquidity of the derivative instruments. Furthermore, the ability to successfully use Strategic Transactions depends on BlackRock’s and Wellington Management’s ability to predict pertinent market movements, which cannot be assured. Thus, the use of Strategic Transactions may result in losses greater than if they had not been used, may require the Trust to sell or purchase portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the Trust can realize on an investment, or may cause the Trust to hold a security that it might otherwise sell. The use of currency transactions can result in the Trust incurring losses as a result of the imposition of exchange controls, suspension of settlements or the inability of the Trust to deliver or receive a specified currency. Additionally, amounts paid by the Trust as premiums and cash or other assets held in margin accounts with respect to Strategic Transactions are not otherwise available to the Trust for investment purposes.

A more complete discussion of Strategic Transactions and their risks is contained in the Trust’s Statement of Additional Information.

WHEN-ISSUED AND FORWARD COMMITMENT SECURITIES

The Trust may buy and sell bonds and equity securities on a when-issued basis and may purchase or sell bonds on a “forward commitment” basis. With respect to bonds, when such transactions are negotiated, the price, which is generally expressed in yield terms, is fixed at the time the commitment is made, but delivery and payment for the securities takes place at a later date, and such transaction may involve an element of risk because no interest accrues on the bonds prior to settlement and, because bonds are subject to market fluctuations, the value of the bonds at the time of delivery may be less or more than cost. The Trust designates on its books and records cash or other liquid debt securities having a market value, at all times, at least equal to the amount of the commitment.

VARIABLE AND FLOATING RATE SECURITIES

Variable and floating rate securities provide for a periodic adjustment in the interest rate paid on the obligations. The Trust may invest in floating rate debt instruments (“floaters”) and engage in credit spread

Portfolio securities

trades. While floaters provide a certain degree of protection against rising interest rates, the Trust participates in any decline in interest rates as well. A credit spread trade is an investment position relating to a difference in the prices or interest rates of two bonds or other securities, where the value of the investment position is determined by changes in the difference between such prices or interest rates, as the case may be, of the respective securities.

OTHER INVESTMENT COMPANIES

The Trust may invest up to 10% of its total assets in securities of other open- or closed-end investment companies that invest primarily in bonds and equity securities of the types in which the Trust may invest directly. The Trust generally expects to invest in other investment companies either during periods when it has large amounts of uninvested cash, such as the period shortly after the Trust receives a significant influx of cash from the Leverage Securities, or during periods when there is a shortage of attractive, high-yielding bonds and/or dividend paying stocks available in the market. As a shareholder in an investment company, the Trust will bear its ratable share of that investment company’s expenses, and will remain subject to payment of the Trust’s advisory and other fees and expenses with respect to assets so invested. Holders of common shares will therefore be subject to duplicative expenses to the extent the Trust invests in other investment companies. The Advisor and the Sub-Advisors will take expenses into account when evaluating the investment merits of an investment in an investment company relative to available investments in bonds and dividend paying equity securities. In addition, the securities of other investment companies may also be leveraged and will therefore be subject to the same leverage risks to which the Trust is subject. The net asset value and market value of leveraged shares will be more volatile and the yield to shareholders will tend to fluctuate more than the yield generated by unleveraged shares. Investment companies may have investment policies that differ from those of the Trust. In addition, to the extent the Trust invests in other investment companies, the Trust will be dependent upon the investment and research abilities of persons other than the Advisor and the Sub-Advisors. The Trust has no present intention to invest in other investment companies managed by the Advisor and the Sub-Advisors or their affiliates.

Leverage Securities and borrowings

The Trust may use leverage up to the extent permitted by the Investment Company Act. The Trust currently intends to use Leverage Securities (primarily using reverse repurchase agreements, dollar roll transactions and borrowed funds) in an amount representing approximately 33 1/3% of the Trust’s total assets immediately after the use of Leverage Securities. The Leverage Securities will have complete priority upon distribution of assets over the common shares. The use of Leverage Securities will leverage the Trust’s common shares. The Trust expects that the net proceeds of any leverage will be invested primarily in debt securities. Leverage involves greater risks. The Trust’s leveraging strategy may not be successful. Although the timing and other terms of using leverage will be determined by the Trust’s board of trustees, the Trust expects to invest the proceeds from the use of leverage in bonds. So long as the Trust’s portfolio is invested in securities that provide a higher rate of return than the dividends, interest or principal payments due on the Leverage Securities, after taking expenses into consideration, the leverage would cause common shareholders to receive a higher current rate of income than if the Trust were not leveraged.

If there is a net decrease, or increase, in the value of the Trust’s investment portfolio, the leverage would decrease, or increase (as the case may be), the net asset value per common share to a greater extent than if the Trust were not leveraged. During periods in which the Trust is using leverage, the fees paid to BlackRock and Wellington Management for advisory and sub-advisory services will be higher than if the Trust did not use leverage because the fees paid will be calculated on the basis of the Trust’s total assets, including the gross proceeds from the use of leverage. Only holders of the Trust’s common shares bear the cost of the Trust’s fees and expenses, including the costs associated with any use of leverage, which will be borne immediately by holders of the Trust’s common shares and the costs associated with any borrowing. See “Summary of Trust Expenses.”

The Trust may use a variety of strategies to add leverage to its investment portfolio. By adding additional leverage, these strategies have the potential to increase returns to common shareholders, but also involve additional risks. Additional leverage will increase the volatility of the Trust’s investment portfolio and could result in larger losses than if the strategies were not used.

Leverage Securities and borrowings

Borrowings may be made by the Trust through reverse repurchase agreements under which the Trust sells portfolio securities to financial institutions such as banks and broker-dealers and agrees to repurchase them at a particular date and price. Such agreements are considered to be borrowings under the Investment Company Act. The Trust may utilize reverse repurchase agreements when it is anticipated that the interest income to be earned from the investment of the proceeds of the transaction is greater than the interest expense of the transaction.

Borrowings may be made by the Trust through dollar roll transactions. A dollar roll transaction involves a sale by the Trust of a mortgage-backed or other security concurrently with an agreement by the Trust to repurchase a similar security at a later date at an agreed-upon price. The securities that are repurchased will bear the same interest rate and stated maturity as those sold, but pools of mortgages collateralizing those securities may have different prepayment histories than those sold. During the period between the sale and repurchase, the Trust is not entitled to receive interest and principal payments on the securities sold. Proceeds of the sale are invested in additional instruments for the Trust, and the income from these investments generates income for the Trust. If such income does not exceed the income, capital appreciation and gain or loss that would have been realized on the securities sold as part of the dollar roll, the use of this technique will diminish the investment performance of the Trust compared with what the performance would have been without the use of dollar rolls.

Under the Investment Company Act, the Trust generally is not permitted to engage in borrowings (including through the use of derivatives to the extent that these instruments constitute senior securities for purposes of the Investment Company Act) unless immediately after a borrowing the value of the Trust’s total assets less liabilities (other than borrowings for investment purposes) is at least 300% of the principal amount of such borrowing (i.e., such principal amount may not exceed 33 1/3% of the Trust’s total assets). In addition, the Trust is not permitted to declare any cash dividend or other distribution on its common shares unless, at the time of such declaration, the value of the Trust’s total assets, less liabilities other than borrowing for investment purposes, is at least 300% of such principal amount. Failure to maintain certain asset coverage requirements could result in an event of default and entitle holders of Leverage Securities to elect a majority of the trustees of the Trust. Derivative instruments used by the Trust will not constitute senior securities for purposes of the Investment Company Act (and will not be subject to the Trust’s limitations on borrowings for investment purposes) to the extent that the Trust segregates liquid assets at least equal in amount to its obligations under the instruments, or enters into offsetting transactions or owns positions covering its obligations. For instance, the Trust may cover its position in a forward purchase commitment by segregating liquid assets in an amount sufficient to meet the purchase price.

The Trust may, but does not currently intend to, issue Preferred Shares to achieve leverage. The Preferred Shares would have complete priority upon distribution of assets over the common shares. The issuance of Preferred Shares will leverage the common shares. Although the timing and other terms of the offering of Preferred Shares and the terms of the Preferred Shares would be determined by the Trust’s board of trustees, the Trust currently expects to invest the net proceeds of any Preferred Shares offering in intermediate and long-term bonds. The Preferred Shares will pay adjustable rate dividends based on shorter-term interest rates, which would be redetermined periodically by an auction process. The adjustment period for Preferred Share dividends could be as short as one day or as long as a year or more. So long as the Trust’s portfolio is invested in securities that provide a higher rate of return than the dividend rate of the Preferred Shares, after taking expenses into consideration, the leverage will cause you to receive a higher rate of income than if the Trust were not leveraged.

Under the Investment Company Act, the Trust is not permitted to issue Preferred Shares unless immediately after such issuance the value of the Trust’s total assets, less all liabilities and indebtedness of the Trust, is at least 200% of the liquidation value of the outstanding Preferred Shares (i.e., the liquidation value may not exceed 50% of the Trust’s total assets less all liabilities and indebtedness of the Trust). In addition, the Trust is not permitted to declare any cash dividend or other distribution on its common shares unless, at the time of such declaration, the value of the Trust’s total assets is at least 200% of the liquidation value of its outstanding Preferred Shares plus its outstanding liabilities and indebtedness.

If Preferred Shares are issued, the Trust intends, to the extent possible and notwithstanding the more permissive requirements of the Investment Company Act, to purchase or redeem Preferred Shares from time to time to the extent necessary in order to maintain asset coverage of any Preferred Shares of at least 200%. In addition, as a condition to obtaining ratings on the Preferred Shares, the terms of any Preferred Shares issued are expected to include asset coverage maintenance provisions which will require a

Leverage Securities and borrowings

reduction of indebtedness or the redemption of the Preferred Shares in the event of non-compliance by the Trust and may also prohibit dividends and other distributions on the common shares in such circumstances. In order to meet redemption requirements, the Trust may have to liquidate portfolio securities. Such liquidations and redemptions, or reductions in indebtedness, would cause the Trust to incur related transaction costs and could result in capital losses to the Trust. Prohibitions on dividends and other distributions on the common shares could impair the Trust’s ability to qualify as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”). If the Trust has Preferred Shares outstanding, two of the Trust’s trustees will be elected by the holders of Preferred Shares voting separately as a class. The remaining trustees of the Trust will be elected by holders of common shares and Preferred Shares voting together as a single class. In the event the Trust failed to pay dividends on Preferred Shares for two years, holders of Preferred Shares would be entitled to elect a majority of the trustees of the Trust.

The Trust may be subject to certain restrictions imposed by guidelines of one or more rating agencies that may issue ratings for Preferred Shares issued by the Trust. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed on the Trust by the Investment Company Act and may limit the ability of the Trust to borrow money through the use of reverse repurchase agreements and dollar rolls and to engage in Strategic Transactions. It is not anticipated that these covenants or guidelines will impede the Advisor and the Sub-Advisors from managing the Trust’s portfolio in accordance with the Trust’s investment objective and policies. The Trust also may borrow money in order to repurchase its shares or as a temporary measure for extraordinary or emergency purposes, including for the payment of dividends or the settlement of securities transactions which otherwise might require untimely dispositions of Trust securities.

EFFECTS OF LEVERAGE

With the Trust’s leverage representing approximately 33 1/3% of the Trust’s total assets and assuming payments of interest on the Trust’s Leverage Securities at an estimated rate of 2.00%, the income generated by the Trust’s portfolio (net of estimated expenses) must exceed 0.67% in order to cover the interest or principal payments and other expenses specifically related to the use of the Trust’s Leverage Securities. Of course, these numbers are merely estimates used for illustration. Actual interest or principal payments due from the Trust as a result of using leverage will vary frequently and may be significantly higher or lower than the rate estimated above. In addition, the rate of interest payable on the Trust’s Leverage Securities is variable and may change over time.

The following table is furnished in response to requirements of the SEC. It is designed to illustrate the effect of leverage on common share total return, assuming investment portfolio total returns (comprised of income and changes in the value of bonds and equity securities held in the Trust’s portfolio) of -10%, -5%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns experienced or expected to be experienced by the Trust. See “Risks.” The table further reflects the use of leverage representing 33 1/3% of the Trust’s total assets and paying interest at an estimated rate of 2.00%.

Assumed Portfolio Total Return (Net of Expenses)	(10.00)%	(5.00)%	0.00%	5.00%	10.00%
Common Share Total Return	(16.00)%	(8.50)%	(1.00)%	6.50%	14.00%

Common share total return is composed of two elements: the common share dividends paid by the Trust on its shares (the amount of which is largely determined by the net investment income of the Trust after making dividend, interest or principal payments due from the Trust as a result of leverage) and gains or losses on the value of the securities the Trust owns. As required by SEC rules, the table assumes that the Trust is more likely to suffer capital losses than to enjoy capital appreciation. For example, to assume a total return of 0% the Trust must assume that the yield that it receives on its investment portfolio is entirely offset by losses in the value of the portfolio securities.

Unless leverage is used, the Trust’s common shares will not be leveraged and this section will not apply.

Risks

The net asset value of the Trust’s Class A Shares fluctuate with and is affected by, among other things, liquidity risk, interest rate risk, credit risk, prepayment risk, reinvestment risk, leverage risk and certain other risks, each of which is more fully described below.

LIQUIDITY RISK

The Trust is a closed-end investment company designed primarily for long-term investors and is not intended to be a trading vehicle. The Class A Shares are not listed on any exchange. Hence, there is no secondary trading market for the Class A Shares, and the Trust expects that no secondary market will develop. The Trust’s Class A Shares are therefore not readily marketable. Although the Trust, as a fundamental policy, makes, initially, quarterly repurchase offers for up to 15% of its outstanding common shares at net asset value, you may not be able to sell all of the Class A Shares you desire to sell if the number of tendered common shares in connection with a repurchase offer exceeds the number of common shares the Trust has offered to repurchase. In addition, subject to the SEC’s approval, the Trust intends to conduct monthly repurchase offers. At present, the Trust expects that upon receiving such approval, it would conduct each monthly repurchase offer only for 5% of its outstanding common shares and would no longer conduct quarterly tender offers. The Trust’s board of trustees may set a maximum number of common shares the Trust will repurchase for any repurchase offer.

INTEREST RATE RISK

Interest rate risk is the risk that bonds, and the Trust’s assets, will decline in value because of changes in interest rates. Generally, bonds will decrease in value when interest rates rise and increase in value when interest rates decline. This means that the net asset value of the Trust’s common shares will fluctuate with interest rate changes and the corresponding changes in the value of the Trust’s debt securities holdings. Because the debt securities portion of the Trust’s portfolio, under current market conditions, will be invested primarily in intermediate-term bonds, the net asset value per share of the common shares will fluctuate more in response to changes in market interest rates than if the debt securities portion of the Trust were invested primarily in shorter-term bonds. The Trust’s use of leverage, as described above, tends to increase interest rate risk.

CREDIT RISK

Credit risk is the risk that an issuer of a bond will become unable to meet its obligation to make interest and principal payments. In general, lower rated bonds carry a greater degree of risk that the issuer will lose its ability to make interest and principal payments, which could have a negative impact on the Trust’s net asset value or dividends. The Trust may invest up to 20% (measured at the time of purchase) of its total assets in bonds that are rated Ba/BB or below by Moody’s, S&P, Fitch or another nationally recognized rating agency or that are unrated but judged to be of comparable quality by BlackRock. Bonds rated Ba/Bb or below are regarded as having predominately speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal, and these bonds are commonly referred to as “junk bonds.” These lower grade bonds are subject to a greater risk of default. The value of lower grade bonds is affected by the creditworthiness of the issuers of the securities and by general economic and specific industry conditions. Issuers of high-yield bonds are not as strong financially as those with higher credit ratings, so the bonds are usually considered speculative investments. These issuers are more vulnerable to financial setbacks and recession than more creditworthy issuers which may impair their ability to make interest and principal payments. Lower grade bonds tend to be less liquid than investment grade bonds. Investments in lower grade bonds will expose the Trust to greater risks than if the Trust owned only higher grade bonds. Some of the additional risks you should consider in relation to lower grade bonds are market discount risk, interest rate risk and pre-payment risk.

PREPAYMENT RISK

If interest rates fall, the principal of bonds held by the Trust may be paid earlier than expected. If this happens, the proceeds from a prepaid security may be reinvested by the Trust in securities bearing lower interest rates, resulting in a possible decline in the Trust’s income and distributions to shareholders. The Trust may invest in pools of mortgages issued or guaranteed by private issuers or U.S. Government agencies and instrumentalities. These mortgage-related securities are especially sensitive to prepayment risk because borrowers often refinance their mortgages when interest rates drop.

Risks

MORTGAGE-RELATED SECURITIES RISK

The yield and maturity characteristics of mortgage-related and other asset-backed securities differ from traditional debt securities. A major difference is that the principal amount of the obligations may normally be prepaid at any time because the underlying assets (i.e., loans) generally may be prepaid at any time. In calculating the average weighted maturity of the Trust, the maturity of mortgage-related and other asset-backed securities held by the Trust is based on estimates of average life, which take prepayments into account. The average life of a mortgage-related instrument, in particular, is likely to be substantially less than the original maturity of the mortgage pools underlying the securities as the result of scheduled principal payments and mortgage prepayments. In general, the collateral supporting non-mortgage asset-backed securities is of shorter maturity than mortgage loans and is less likely to experience substantial prepayments. Like other debt securities, when interest rates rise the value of an asset-backed security generally declines; however, when interest rates decline, the value of an asset-backed security with prepayment features may not increase as much as that of other debt securities.

The relationship between prepayments and interest rates may give some high-yielding mortgage-related and asset-backed securities less potential for growth in value than conventional bonds with comparable maturities. In addition, in periods of falling interest rates, the rate of prepayments tends to increase. During such periods, the reinvestment of prepayment proceeds by the Trust will generally be at lower rates than the rates that were carried by the obligations that have been prepaid. Because of these and other reasons, mortgage-related and asset-backed securities total return and maturity may be difficult to predict precisely. To the extent that the Trust purchases mortgage-related and asset-backed securities at a premium, prepayments (which may be made without penalty) may result in loss of the Trust’s principal investment to the extent of premium paid.

The Trust may from time to time purchase in the secondary market certain mortgage pass-through securities packaged or master serviced by affiliates or mortgage-related securities containing loans or mortgages originated by PNC Bank or its affiliates, including Midland Loan Services, Inc., both of which are affiliates of BlackRock. It is possible that, under certain circumstances, an affiliate of PNC or its affiliates, including Midland Loan Services, Inc., could have interests that are in conflict with the holders of these mortgage-backed securities, and such holders could have rights against an affiliate of PNC or its affiliates, including Midland Loan Services, Inc.

EXTENSION RISK

The prices of bonds tend to fall as interest rates rise. For mortgage-related securities, if interest rates rise, borrowers may prepay mortgages more slowly than originally expected. This may further reduce the market value of the securities and lengthen their durations.

REINVESTMENT RISK

Reinvestment risk is the risk that income from the Trust’s debt securities will decline if and when the Trust invests the proceeds from matured, traded, prepaid or called bonds at market interest rates that are below the portfolio’s current earnings rate. A decline in income could affect the common shares’ overall returns.

LEVERAGE RISK

Leverage risk includes the risk associated with the use of leverage, if any. There can be no assurance that the Trust’s leveraging strategies involving the use of Leverage Securities will be successful. When leverage is used, the net asset value of the Trust’s common shares is more volatile, and the yield and total return to common shareholders tends to fluctuate more in response to changes in interest rates and with changes in the short-term payments due on the Leverage Securities. If the dividend, interest or principal payments due on the Leverage Securities approach the net rate of return on the Trust’s investment portfolio, the benefit of leverage to common shareholders would be reduced. If the dividend, interest or principal payments due on the Leverage Securities exceed the net rate of return on the Trust’s portfolio, the leverage would result in a lower rate of return to common shareholders than if the Trust were not leveraged. Because the longer-term bonds included in the Trust’s portfolio typically pay fixed rates of interest while the dividend, interest or principal payments due on the Leverage Securities can be adjusted periodically, this could occur even when both long-term and short-term interest rates rise. In addition, the Trust pays (and common shareholders will bear) any costs and expenses relating to the use of the Leverage Securities. The Trust cannot assure you that it will issue Leverage Securities or use other forms of leverage at all times or, if used, that these strategies will result in a higher yield or return to common shareholders.

Risks

Similarly, any decline in the net asset value of the Trust’s investments will be borne entirely by common shareholders and not the holders of Leverage Securities. Therefore, if the market value of the Trust’s portfolio declines, any leverage will result in a greater decrease in net asset value to the Trust’s common shares than if the Trust were not leveraged.

While the Trust may from time to time consider reducing leverage in response to actual or anticipated changes in interest rates in an effort to mitigate the increased volatility of current income and net asset value associated with leverage, there can be no assurance that the Trust will actually reduce leverage in the future or that any reduction, if undertaken, will benefit the common shareholders. Changes in the future direction of interest rates are very difficult to predict accurately. If the Trust were to reduce leverage based on a prediction about future changes to interest rates, and that prediction turned out to be incorrect, the reduction in leverage would likely operate to reduce the income and/or total returns to common shareholders relative to the circumstance if the Trust had not reduced leverage. The Trust may decide that this risk outweighs the likelihood of achieving the desired reduction to volatility in income and common share price if the prediction were to turn out to be correct, and determine not to reduce leverage as described above.

The Trust may invest in the securities of other investment companies. Such securities may also be leveraged and subject to the leverage risks described above. Such additional leverage may in certain market conditions serve to reduce the net asset value of the Trust’s common shares and the returns to common shareholders.

The Trust may also invest in derivative instruments, which may increase the Trust’s leverage and, during periods of rising short-term interest rates, may adversely affect the Trust’s net asset value per share and income and distributions to common shareholders.

COUNTERPARTY RISK

The Trust is subject to credit risk with respect to the counterparties to the derivative contracts purchased by the Trust. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a forward contract due to financial difficulties, the Trust may experience significant delays in obtaining any recovery under the forward contract in bankruptcy or other reorganization proceeding. The Trust may obtain only a limited recovery or may obtain no recovery in such circumstances.

INFLATION RISK

Inflation risk is the risk that the value of assets or income from investment will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the common shares and distributions on those shares can decline. In addition, during any periods of rising inflation, interest rates on Leverage Securities would likely increase, which would tend to further reduce returns to the holders of common shares.

FOREIGN RISKS

Because the Trust may own securities of foreign issuers, it may be subject to risks not usually associated with owning securities of U.S. issuers. These risks can include fluctuations in foreign currencies, foreign currency exchange controls, political and economic instability, differences in financial reporting, differences in securities regulation and trading, and foreign taxation issues.

EMERGING MARKETS RISK

Investing in securities of issuers based in underdeveloped emerging markets entails all of the risks of investing in securities of foreign issuers to a heightened degree. These heightened risks include: (i) greater risks of expropriation, confiscatory taxation, nationalization, and less social, political and economic stability; (ii) the smaller size of the market for such securities and a lower volume of trading, resulting in lack of liquidity and in price volatility; and (iii) certain national policies which may restrict the Trust’s investment opportunities including restrictions on investing in issuers or industries deemed sensitive to relevant national interests.

CURRENCY RISK

Since the Trust may invest in securities denominated in currencies other than the U.S. dollar, the Trust will be affected by changes in foreign currency exchange rates (and exchange control regulations) which

Risks

affect the value of investments in the Trust and the accrued income and unrealized appreciation or depreciation of the investments. Changes in a foreign currency’s exchange rates relative to the U.S. dollar affect the U.S. dollar value of the Trust’s assets denominated in that currency and the Trust’s yield on such assets. In addition, the Trust will incur costs in connection with conversions between various currencies.

RISKS OF USING DERIVATIVE INSTRUMENTS

In general terms, a derivative instrument is one whose value depends on (or is derived from) the value of an underlying asset, interest rate or index. Options, futures, options on futures, credit default swaps, interest rate swaps or other interest rate-related transactions are examples of derivative instruments. Derivative instruments involve risks different from direct investments in underlying securities. These risks include imperfect correlation between the value of the instruments and the underlying assets; risks of default by the other party to certain transactions; risks that the transactions may result in losses that partially or completely offset gains in portfolio positions; and risks that the instruments may not be liquid.

REPURCHASE OFFER RISKS

If the Trust repurchases more shares than it is able to sell, the Trust’s expense ratios will increase and the Trust’s ability to achieve its investment objective may be adversely affected. Moreover, this may force the Trust to sell assets it would not otherwise sell and the Trust may be forced to sell Trust securities that may have declined in value. If the Trust uses leverage, repurchases of shares may compound the adverse effects of leverage in a declining market. In addition, if the Trust borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares by increasing the Trust’s expenses and reducing any net investment income. If a repurchase offer is oversubscribed and the Trust determines not to repurchase additional shares beyond the repurchase offer amount, or if shareholders tender an amount of shares greater than that which the Trust is entitled to purchase, the Trust will repurchase the shares tendered on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. Thus, there is also a risk that some shareholders, in anticipation of proration, may tender more shares than they wish to have repurchased in a particular quarter, thereby increasing both the likelihood that proration will occur and the likelihood the Trust will repurchase more shares than it is able to sell.

STOCK MARKET RELATED RISKS

Under normal market conditions, the Trust invests at least 40% and up to 60% of its net assets in equity securities issued by U.S. large capitalization value companies. The main risk of any investment in stocks is that values fluctuate in price. The value of the Trust’s equity investment can go up or down depending upon market conditions, which means the Trust could lose money. The Trust intends to use leverage which magnifies stock market risk. Because different kinds of stocks go in and out of favor depending on market conditions, the Trust’s performance may be better or worse than funds with different investment styles. For example, in some markets a fund holding large cap growth stocks may outperform the Trust.

ANTI-TAKEOVER PROVISIONS

The Trust’s Agreement and Declaration of Trust contains provisions limiting (i) the ability of other entities or persons to acquire control of the Trust, (ii) the Trust’s freedom to engage in certain transactions, and (iii) the ability of the Trust’s board of trustees or shareholders to amend the Trust’s Agreement and Declaration of Trust. These provisions of the Trust’s Agreement and Declaration of Trust may be regarded as “anti-takeover” provisions. These provisions could have the effect of depriving the shareholders of opportunities to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Trust in a tender offer or similar transaction. See “Certain Provisions in the Agreement and Declaration of Trust.”

OTHER INVESTMENT MANAGEMENT TECHNIQUES

Strategic Transactions in which the Trust may engage also involve certain risks and special considerations, including engaging in hedging and risk management transactions such as interest rate and foreign currency transactions, options, futures, swaps and other derivatives transactions. Strategic Transactions are entered into to seek to manage the risks of the Trust’s portfolio of securities, but may have the effect of limiting the gains from favorable market movements. Strategic Transactions involve risks, including (i) that the loss on the Strategic Transaction position may be larger than the gain in the portfolio position being hedged and (ii) that the derivative instruments used in Strategic Transactions

Risks

may not be liquid and may require the Trust to pay additional amounts of money. Successful use of Strategic Transactions depends on BlackRock’s and Wellington Management’s ability to predict correctly market movements which, of course, cannot be assured. Losses on Strategic Transactions may reduce the Trust’s net asset value and its ability to pay dividends if they are not offset by gains on the portfolio positions being hedged. The Trust may also lend the securities it owns to others, which allows the Trust the opportunity to earn additional income. Although the Trust requires the borrower of the securities to post collateral for the loan and the terms of the loan require that the Trust be able to reacquire the loaned securities if certain events occur, the Trust is still subject to the risk that the borrower of the securities may default, which could result in the Trust losing money, which would result in a decline in the Trust’s net asset value. The Trust may also purchase securities for delayed settlement. This means that the Trust is generally obligated to purchase the securities at a future date for a set purchase price, regardless of whether the value of the securities is more or less than the purchase price at the time of settlement.

How the Trust manages risk

INVESTMENT LIMITATIONS

The Trust has adopted certain investment limitations designed to limit investment risk. These limitations are fundamental and may not be changed without the approval of the holders of a majority of the Trust’s outstanding common shares and, if issued, Preferred Shares voting together as a single class and the approval of the holders of a majority of the Preferred Shares voting as a separate class. Among other restrictions, the Trust may not invest more than 25% of its total assets in securities of issuers in any one industry, except that this limitation does not apply to bonds backed by the assets and revenues of the federal government or political subdivisions, agencies or instrumentalities of the federal government. In addition, with respect to 75% of its total assets, the Trust may not invest more than 5% of the value of its total assets in the securities of any single issuer or purchase more than 10% of the outstanding voting securities of any one issuer.

The Trust may become subject to guidelines which are more limiting than its investment restrictions in order to obtain and maintain ratings from Moody’s or S&P on any Leverage Securities that it issues. The Trust does not anticipate that such guidelines would have a material adverse effect on the Trust’s common shareholders or the Trust’s ability to achieve its investment objective. See “Investment Objective and Policies” in the Statement of Additional Information for a complete list of the fundamental and non-fundamental investment policies of the Trust.

QUALITY OF INVESTMENTS

Under normal market conditions, the Trust may invest up to 20% (measured at the time of investment) of its total assets in bonds that, at the time of investment, are rated Ba/BB or below by Moody’s, S&P or Fitch or another nationally recognized rating agency or bonds that are unrated but judged to be of comparable quality by BlackRock. Bonds of below investment grade quality are regarded as having predominately speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal, and are commonly referred to as “junk bonds.” The Trust’s remaining bonds will be rated, at the time of investment, within the four highest grades (Baa or BBB or better) by Moody’s, S&P, Fitch or another nationally recognized rating agency, or will be bonds that are unrated but judged to be of comparable quality by BlackRock.

MANAGEMENT OF INVESTMENT PORTFOLIO AND CAPITAL STRUCTURE TO LIMIT LEVERAGE RISK

The Trust may take certain actions if short-term interest rates increase or market conditions otherwise change (or the Trust anticipates such an increase or change) and the Trust’s leverage begins (or is expected) to adversely affect common shareholders. In order to attempt to offset such a negative impact of leverage on common shareholders, the Trust may shorten the average maturity or duration of its investment portfolio (by investing in short-term, high quality securities or implementing certain hedging strategies) or may extend the maturity of outstanding Leverage Securities. The Trust also may attempt to reduce leverage by redeeming or otherwise purchasing Leverage Securities or by reducing any holdings of instruments that create leverage. The success of any such attempt to limit leverage risk depends on the Trust’s ability to accurately predict interest rate or other market changes. Because of the difficulty of making such predictions, the Trust may not be successful in managing its interest rate exposure in the manner described above.

How the Trust manages risk

DERIVATIVES

Consistent with the Trust’s investment objective, the Trust may use various investment strategies designed to limit the risk of bond price fluctuations and equity price fluctuations, to preserve capital and for other portfolio management purposes. These strategies include using financial futures contracts, swap options on financial futures or options based on either an index of debt securities or on an index of equity securities whose prices, in the opinion of the Advisor and/or the Sub-Advisors correlate with the prices of the Trust’s investments, entering into when issued or delayed delivery transactions, lending portfolio securities, repurchase agreements and reverse repurchase agreements.

Management of the Trust

TRUSTEES AND OFFICERS

The board of trustees is responsible for the overall management of the Trust, including supervision of the duties performed by the Advisors. There are eight trustees of the Trust. Two of the trustees are “interested persons” (as defined in the Investment Company Act). The name and business address of the trustees and officers of the Trust and their principal occupations and other affiliations during the past five years are set forth under “Management of the Trust” in the Statement of Additional Information.

INVESTMENT ADVISOR AND SUB-ADVISORS

BlackRock Advisors acts as the Trust’s investment advisor. BlackRock Advisors is responsible for the selection and monitoring of the Trust’s Sub-Advisors, BlackRock Financial Management and Wellington Management, and performing, jointly with Wellington Management, allocation functions. BlackRock Advisors and its affiliate BlackRock Financial Management manage the Trust’s debt portfolio. BlackRock Advisors also performs various clerical, bookkeeping and other administrative services and selected shareholder services.

BlackRock Advisors, located at 100 Bellevue Parkway, Wilmington, Delaware 19809, and BlackRock Financial Management, located at 40 East 52nd Street, New York, New York 10022, are wholly owned subsidiaries of BlackRock, Inc., which is one of the largest publicly traded investment management firms in the United States with approximately $321 billion of assets under management as of March 31, 2004. BlackRock manages assets on behalf of institutional and individual investors worldwide through a variety of equity, fixed income, liquidity and alternative investment products, including the BlackRock FundsSM and BlackRock Liquidity Funds. In addition, BlackRock provides risk management and investment system services to institutional investors under the BlackRock Solutions® name.

The BlackRock organization has over 16 years of experience managing closed-end funds and, as of March 31, 2004 advised a closed-end family of 50 active funds with approximately $14.7 billion in assets. Clients are served from the company’s headquarters in New York City, as well as offices in Wilmington, San Francisco, Boston, Edinburgh, Tokyo and Hong Kong. BlackRock, Inc. is an indirect, majority-owned subsidiary of The PNC Financial Services Group, Inc., one of the largest diversified financial services organizations in the United States and is majority owned by PNC and by BlackRock Employees.

Wellington Management, located at 75 State Street, Boston, Massachusetts 02109, acts as a Sub-Advisor to the Trust. Wellington Management is an asset management firm with approximately $417 billion of assets under management, with approximately $262 billion in equity securities under management as of March 31, 2004. Wellington Management is a Massachusetts limited liability partnership owned entirely by its partners, all of whom are full-time professional members of the firm. Wellington Management is responsible for the day-to-day management of the Trust’s equity portfolio, which includes the buying and selling of equity securities for the Trust and investment research on such securities.

The Trust’s equity securities are managed by a team of professionals that specialize in value equity securities.

INVESTMENT MANAGEMENT AGREEMENT

Pursuant to an investment management agreement between BlackRock Advisors and the Trust, the Trust has agreed to pay for the investment advisory services and facilities provided by BlackRock Advisors a fee payable monthly in arrears at an annual rate equal to 0.70% of the average daily value of the Trust’s total assets (the “Management Fee”). The Trust also reimburses BlackRock Advisors for certain expenses

Management of the Trust

BlackRock Advisors incurs in connection with performing certain services for the Trust. In addition, with the approval of the board of trustees, a pro rata portion of the salaries, bonuses, health insurance, retirement benefits and similar employment costs for the time spent on Trust operations (other than the provision of services required under the investment management agreement) of all personnel employed by BlackRock Advisors who devote substantial time to Trust operations may be reimbursed to BlackRock Advisors. During periods in which the Trust is using leverage, the fee paid to BlackRock Advisors will be higher than if the Trust did not use leverage because the fee is calculated as a percentage of the Trust’s total assets, which include those assets purchased with leverage.

BlackRock Financial Management receives from BlackRock Advisors a percentage of the Management Fee equal to 19% of the Management Fee received by BlackRock Advisors. Wellington Management receives from BlackRock Advisors 50% of the Management Fee received by BlackRock Advisors.

In addition to the Management Fee of BlackRock Advisors, the Trust pays all other costs and expenses of its operations, including compensation of its trustees (other than those affiliated with BlackRock Advisors), custodian, transfer and dividend disbursing agent expenses, legal fees, leverage expenses, rating agency fees, repurchase offer related fees and expenses, expenses of independent auditors, expenses of repurchasing shares, expenses of preparing, printing and distributing shareholder reports, notices, proxy statements and reports to governmental agencies, and taxes, if any.

Repurchase offers

To provide you with a degree of liquidity, and the ability to receive net asset value on a disposition of your Class A Shares, the Trust, as a matter of fundamental policy which cannot be changed without shareholder approval, currently makes quarterly offers to repurchase its common shares; provided that no shareholder approval will be required to conduct repurchase offers on a monthly basis if exemptive relief is obtained from the SEC, as described below. While the Trust makes quarterly repurchase offers, it currently anticipates that each offer will be for up to 15% of its common shares outstanding on the date repurchase offers are due. If the Trust obtains exemptive relief from the SEC, the Trust expects that it would conduct monthly repurchase offers for 5% of its outstanding common shares and would cease conducting quarterly offers. In general, the Trust can conduct a repurchase offer for not less than 5% and up to a maximum of 25% of its outstanding common shares at net asset value.

The Trust has filed an exemptive application with the SEC seeking exemptive relief to enable the Trust to conduct such repurchase offers on a monthly basis. The Trust cannot ensure that such relief will be granted. However, the SEC in the past has granted similar relief based on similar facts. If the SEC grants the Trust exemptive relief, all subsequent repurchase offers will need to comply with the terms and conditions of the relief.

Until relief is obtained from the SEC permitting the Trust to conduct monthly repurchase offers, quarterly repurchase offers will end on the tenth business day of each quarterly period. If the Trust is granted such relief, then thereafter monthly repurchase offers will end on the tenth business day of each month. If the Trust is not granted such relief, the Trust will continue with quarterly repurchase offers.

When a repurchase offer commences, the Trust publishes a notification of the offer specifying, among other things:

➢	The percentage of common shares that the Trust is offering to repurchase and how the Trust will purchase shares on a pro rata basis if the offer is over subscribed. This generally will be 15% for quarterly repurchase offers and 5% for monthly repurchase offers.

➢	The date on which a shareholder’s repurchase request is due. This generally will be the tenth business day of the month in which the repurchase offer ends.

➢	The date that will be used to determine the Trust’s net asset value applicable to the repurchase offer. This is generally expected to be the day on which requests are due.

➢	The date by which the Trust will pay to shareholders the proceeds from their shares accepted for repurchase. This generally will be the third business day after the day repurchase requests are due.

➢	The net asset value of the common shares of the Trust as of a date no more than seven days prior to the date of the notification.

➢	The procedures by which shareholders may tender their shares and the right of shareholders to withdraw or modify their tenders prior to the date requests are due.

Repurchase offers

➢	The circumstances in which the Trust may suspend or postpone a repurchase offer.

➢	Any fees applicable to the repurchase offer.

For quarterly repurchase offers, the Trust intends to publish this notification approximately 30 days before the due date for the repurchase request, but in no event will the notice be published less than 21 or more than 42 days in advance. For monthly repurchase offers, notice would be published as permitted by the SEC. Your common shares of the Trust must be held through a selected broker or dealer. Certificated shares are not available, and you are not able to receive repurchase offers directly from the Trust. Your selected broker or dealer may require additional time to mail the repurchase offer to you, to process your request, and to credit your account with the proceeds of any repurchased common shares. During the period the offer to repurchase is open, shareholders may obtain current net asset values by calling the Trust at (888) 825-2257 or on the Internet at www.blackrock.com.

THE DUE DATE FOR REPURCHASE REQUESTS IS A DEADLINE THAT WILL BE STRICTLY OBSERVED

If your broker or dealer fails to submit your repurchase request in good order by the due date, you will be unable to liquidate your common shares until a subsequent repurchase offer, and you will have to resubmit your request in the next repurchase offer. You should be sure to advise your broker or dealer of your intentions in a timely manner. You may withdraw or change your repurchase request at any point before the due date.

THE TRUST’S FUNDAMENTAL POLICIES WITH RESPECT TO REPURCHASE OFFERS

The Trust has adopted the following fundamental policies in relation to its repurchase offers which may only be changed by a majority vote of the outstanding voting securities of the Trust (as defined in “The Trust’s investments—Investment Objective”):

➢	the Trust will make repurchase offers every three months, pursuant to Rule 23c-1 under the Investment Company Act, as it may be amended from time to time, commencing three months after the closing of the initial offering; provided that the Trust may make repurchase offers monthly in accordance with any exemptive relief granted by the SEC;

➢	the repurchase request due dates will be the tenth business day of each month in which a repurchase offer is made; and

➢	there will be a maximum 14 calendar day period between the due date for each repurchase request and the date on which the Trust’s net asset value for that repurchase offer is determined.

OVERSUBSCRIBED REPURCHASE OFFERS

There is no minimum number of common shares that must be tendered before the Trust honors repurchase requests. However, the board of trustees for each repurchase offer sets a maximum percentage of common shares that may be purchased by the Trust. In the event a repurchase offer by the Trust is oversubscribed, the Trust may, but is not required to, repurchase additional common shares up to a maximum amount of 2% of the outstanding shares of the Trust. If the Trust determines not to repurchase additional common shares beyond the repurchase offer amount, or if shareholders tender an amount of common shares greater than that which the Trust is entitled to purchase, the Trust repurchases the shares tendered on a pro rata basis.

If proration is necessary, the Trust sends to shareholders or publishes a notice of proration on the business day following the due date. The number of common shares each investor asked to have repurchased is reduced by the same percentage. If any common shares that you wish to tender to the Trust are not repurchased because of proration, you will have to wait until the next repurchase offer and resubmit your repurchase request, and your repurchase request will not be given any priority over other investors’ requests. Thus, there is a risk that the Trust may not purchase all of the common shares you wish to have repurchased in a given repurchase offer or in any subsequent repurchase offer. In anticipation of the possibility of proration, some shareholders may tender more common shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood of proration.

The Trust may suspend or postpone a repurchase offer in limited circumstances, but only with the approval of a majority of the board of trustees, including a majority of Independent Trustees (as defined in the Statement of Additional Information).

Repurchase offers

THERE IS NO ASSURANCE THAT YOU WILL BE ABLE TO TENDER AS MANY OF YOUR SHARES AS YOU DESIRE TO SELL.

DETERMINATION OF REPURCHASE PRICE

The repurchase price payable in respect of a tendered common share will be equal to the common share’s net asset value on the date specified in the notice. The Trust’s net asset value per share may change materially between the date a repurchase offer is mailed and the due date, and it may also change materially shortly after a repurchase is completed. The method by which the Trust calculates net asset value is discussed under the caption “Net Asset Value.”

PAYMENT

The Trust generally repurchases common shares on the third business day after the net asset value determination date selected to determine the repurchase price. Proceeds are distributed to intermediaries as specified in the repurchase offer notification, usually on the third business day after repurchase. In any event, the Trust pays repurchase proceeds no later than seven days after such net asset value determination date.

IMPACT OF REPURCHASE POLICIES ON THE LIQUIDITY OF THE TRUST

From the time the Trust distributes or publishes each repurchase offer notification until the net asset value determination date, the Trust must maintain liquid assets at least equal to the percentage of its shares subject to the repurchase offer. For this purpose, liquid assets means assets that may be disposed of in the ordinary course of business at approximately the price at which they are valued or which mature by the repurchase payment date. The Trust is also permitted to borrow up to 5% of its total assets to meet repurchase requests.

CONSEQUENCES OF REPURCHASE OFFERS

The Trust believes that repurchase offers will generally be beneficial to the Trust’s shareholders, and will generally be funded from available cash or sales of portfolio securities. However, the acquisition of common shares by the Trust will decrease the assets of the Trust and, therefore, may have the effect of increasing the Trust’s expense ratio. In addition, if the Trust borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their common shares by increasing the Trust’s expenses and reducing any net investment income. The Trust intends to continually offer its common shares, which may alleviate potential adverse consequences of repurchase offers, but there is no assurance that the Trust will be able to sell common additional shares.

Repurchase of the Trust’s common shares through repurchase offers will reduce the number of outstanding common shares and, depending upon the Trust’s investment performance and its ability to sell additional common shares, its net assets.

In addition, the repurchase of common shares by the Trust will be a taxable event to shareholders. For a discussion of these tax consequences, see “Tax Matters.”

Net asset value

The net asset value of the Class A Shares of the Trust are computed based upon the value of the Trust’s portfolio securities and other assets. Net asset value per Class A Share is determined daily on each day that the New York Stock Exchange is open for business as of the close of the regular trading session on the New York Stock Exchange. The Trust calculates net asset value per Class A Share by subtracting the liabilities attributable to the Class A Shares (including accrued expenses, dividends or principal payments payable on any Leverage Securities and any borrowings of the Trust) from the total assets attributable to the Class A Shares (the value of the securities plus cash or other assets, including interest accrued but not yet received) and dividing the result by the total number of Class A Shares outstanding.

The Trust values its debt securities and equity securities by using market quotations, prices provided by market makers or estimates of market values obtained from yield data relating to instruments or securities with similar characteristics in accordance with procedures established by the board of trustees of the Trust. A substantial portion of the Trust’s debt investments are valued utilizing one or more pricing services approved by the Trust’s board of trustees. Debt securities having a remaining maturity of 60 days or less when purchased and debt securities originally purchased with maturities in excess of 60 days

Net asset value

but which currently have maturities of 60 days or less may be valued at cost adjusted for amortization of premiums and accretion of discounts. Any securities or other assets for which current market quotations are not readily available are valued at their fair value as determined in good faith under procedures established by and under the general supervision and responsibility of the Trust’s board of trustees.

Distributions

The Trust distributes to holders of its common shares monthly dividends of all or a portion of its net income after payment of dividends and interest in connection with leverage used by the Trust. The Trust distributes all or a portion of any capital gain at least annually.

Various factors affect the level of the Trust’s income, including the asset mix of the Trust’s portfolio, the average maturity of the Trust’s debt portfolio, the rate at which the Trust receives subscriptions for new shares and requests for repurchases, the amount of leverage utilized by the Trust and the Trust’s use of hedging. To permit the Trust to maintain a more stable monthly distribution, the Trust may from time to time distribute less than the entire amount of income earned in a particular period. The undistributed income would be available to supplement future distributions. As a result, the distributions paid by the Trust for any particular monthly period may be more or less than the amount of income actually earned by the Trust during that period. Undistributed income will add to the Trust’s net asset value and, correspondingly, distributions from undistributed income will deduct from the Trust’s net asset value. Shareholders will automatically have all dividends and distributions reinvested in common shares of the Trust issued by the Trust or purchased in the open market in accordance with the Trust’s automatic dividend reinvestment plan unless an election is made to receive cash. See “Automatic Reinvestment Plan.”

Automatic reinvestment plan

The automatic reinvestment plan is available for any holder of the Trust’s common shares who wishes to purchase additional common shares using dividends and/or capital gain distributions paid by the Trust. You may elect to:

➢	reinvest both dividends and capital gain distributions;

➢	receive dividends in cash and reinvest capital gain distributions;

➢	receive both dividends and capital gain distributions in cash; or

➢	receive capital gains distributions in cash and reinvest dividends

Your dividends and capital gain distributions will be reinvested in Class A Shares if you do not instruct your broker or dealer otherwise.

Common shares will be issued to you at their net asset value on the ex-dividend date; there is no sales charge or other charge for reinvestment. You are free to change your election at any time by contacting your broker or dealer, who will inform the Trust. Your request must be received by the Trust before the record date to be effective for that dividend or capital gain distribution.

Description of shares

COMMON SHARES

The Trust is an unincorporated statutory trust organized under the laws of Delaware pursuant to an Agreement and Declaration of Trust dated as of November 22, 2002, as subsequently amended and restated. The Trust is authorized to issue an unlimited number of common shares of beneficial interest, par value $.001 per share in one or more classes or series as designated by the board of trustees.

The Class A Shares are designed primarily for long-term investors and you should not purchase the Class A Shares if you intend to seek to tender them soon after purchase.

Each common share has one vote and, when issued and paid for in accordance with the terms of this offering, will be fully paid and non-assessable, except that the trustees shall have the power to cause shareholders to pay expenses of the Trust by setting off charges due from common shareholders from declared but unpaid dividends or distributions owed the common shareholders and/or by reducing the number of common shares owned by each respective shareholder. The holders of common shares will not be entitled

Description of shares

to receive any distributions from the Trust unless all accrued dividends and interest and dividend payments with respect to the Trust’s leverage have been paid, unless certain asset coverage (as defined in the Investment Company Act) tests with respect to the leverage employed by the Trust are satisfied after giving effect to the distributions and unless certain other requirements imposed by any rating agencies rating any Preferred Shares issued by the Trust have been met. See”—Preferred Shares” below. All common shares are equal as to dividends, assets and voting privileges and have no conversion, preemptive or other subscription rights. The Trust will send annual and semi-annual reports, including financial statements, to all holders of its shares.

PREFERRED SHARES

The Agreement and Declaration of Trust provides that the Trust’s board of trustees may authorize and issue Preferred Shares with rights as determined by the board of trustees, by action of the board of trustees without the approval of the holders of the common shares. Holders of common shares have no preemptive right to purchase any Preferred Shares that might be issued.

The Trust may elect to issue Preferred Shares as part of its leverage strategy. If Preferred Shares are issued, the Trust currently intends that such issuance would represent up to 33 1/3% of the Trust’s total assets immediately after the Preferred Shares are issued. The Trust does not currently intend to issue Preferred Shares, but reserves the right to do so in the future. Although the terms of any Preferred Shares, including dividend rate, liquidation preference and redemption provisions, will be determined by the board of trustees, subject to applicable law and the Agreement and Declaration of Trust, it is likely that the Preferred Shares will be structured to carry a relatively short-term dividend rate reflecting interest rates on short-term bonds, by providing for the periodic redetermination of the dividend rate at relatively short intervals through an auction, remarketing or other procedure. The Trust also believes that it is likely that the liquidation preference, voting rights and redemption provisions of the Preferred Shares will be similar to those stated below.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Trust, the holders of Preferred Shares will be entitled to receive a preferential liquidating distribution, which is expected to equal the original purchase price per Preferred Share plus accrued and unpaid dividends, whether or not declared, before any distribution of assets is made to holders of common shares. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of Preferred Shares will not be entitled to any further participation in any distribution of assets by the Trust.

The Investment Company Act requires that the holders of any Preferred Shares, voting separately as a single class, have the right to elect at least two trustees at all times. The remaining trustees will be elected by holders of common shares and Preferred Shares, voting together as a single class. In addition, subject to the prior rights, if any, of the holders of any other class of senior securities outstanding, the holders of any Preferred Shares have the right to elect a majority of the trustees of the Trust at any time two years’ dividends on any Preferred Shares are unpaid. The Investment Company Act also requires that, in addition to any approval by shareholders that might otherwise be required, the approval of the holders of a majority of any outstanding Preferred Shares, voting separately as a class, would be required to (1) adopt any plan of reorganization that would adversely affect the Preferred Shares, and (2) take any action requiring a vote of security holders under Section 13(a) of the Investment Company Act, including, among other things, changes in the Trust’s subclassification as a closed-end investment company or changes in its fundamental investment restrictions. See “Certain Provisions in the Agreement and Declaration of Trust.” As a result of these voting rights, the Trust’s ability to take any such actions may be impeded to the extent that there are any Preferred Shares outstanding. The board of trustees presently intends that, except as otherwise indicated in this prospectus and except as otherwise required by applicable law, holders of Preferred Shares will have equal voting rights with holders of common shares (one vote per share, unless otherwise required by the Investment Company Act) and will vote together with holders of common shares as a single class.

The affirmative vote of the holders of a majority of the outstanding Preferred Shares, voting as a separate class, will be required to amend, alter or repeal any of the preferences, rights or powers of holders of Preferred Shares so as to affect materially and adversely such preferences, rights or powers, or to increase or decrease the authorized number of Preferred Shares. The class vote of holders of Preferred Shares described above will in each case be in addition to any other vote required to authorize the action in question.

Description of shares

The terms of the Preferred Shares are expected to provide that (1) they are redeemable by the Trust in whole or in part at the original purchase price per share plus accrued dividends per share, (2) the Trust may tender for or purchase Preferred Shares and (3) the Trust may subsequently resell any shares so tendered for or purchased. Any redemption or purchase of Preferred Shares by the Trust will reduce the leverage applicable to the common shares, while any resale of shares by the Trust will increase that leverage.

The discussion above describes the possible offering of Preferred Shares by the Trust. If the board of trustees determines to proceed with such an offering, the terms of the Preferred Shares may be the same as, or different from, the terms described above, subject to applicable law and the Trust’s Agreement and Declaration of Trust. The board of trustees, without the approval of the holders of common shares, may authorize an offering of Preferred Shares or may determine not to authorize such an offering, and may fix the terms of the Preferred Shares to be offered.

OUTSTANDING SHARES

As of April 7, 2004, the following common shares of the Trust were outstanding:

(1) Title of Class	(2) Amount Authorized	(3) Amount held by Trust or for its Account	(4) Amount Outstanding Exclusive of Amount Shown Under (3)

Class A	Unlimited	0	1,859,349

Certain provisions in the Agreement and Declaration of Trust

The Agreement and Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Trust or to change the composition of its board of trustees. Such attempts could have the effect of increasing the expenses of the Trust and disrupting the normal operation of the Trust.

The Trust is not required, and does not intend, to hold annual shareholder meetings. Special shareholder meetings may be called from time to time by the board of trustees.

The Trust’s Agreement and Declaration of Trust requires the favorable vote of a majority of the Trust’s board of trustees followed by the favorable vote of the holders of at least 75% of the outstanding shares of each affected class or series of the Trust, voting separately as a class or series, to approve, adopt or authorize certain transactions with 5% or greater holders of a class or series of shares and their associates, unless the transaction has been approved by at least 80% of the trustees, in which case “a majority of the outstanding voting securities” (as defined in the Investment Company Act) of the Trust shall be required. For purposes of these provisions, a 5% or greater holder of a class or series of shares (a “Principal Shareholder”) refers to any person who, whether directly or indirectly and whether alone or together with its affiliates and associates, beneficially owns 5% or more of the outstanding shares of any class or series of shares of beneficial interest of the Trust; provided that for the purposes of these provisions classes of the Trust’s common shares established for the purpose of providing shareholders with different sales charges and/or distribution options shall be considered a single class.

The 5% holder transactions subject to these special approval requirements are:

➢	the merger or consolidation of the Trust or any subsidiary of the Trust with or into any Principal Shareholder;

➢	the issuance of any securities of the Trust to any Principal Shareholder for cash (other than pursuant of any automatic dividend reinvestment plan); and

➢	the sale, lease or exchange of all or any substantial part of the assets of the Trust to any Principal Shareholder, except assets having an aggregate fair market value of less than $1,000,000, aggregating for the purpose of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period; or the sale, lease or exchange to the Trust or any subsidiary of the Trust, in exchange for securities of the Trust, of any assets of any Principal Shareholder, except assets having an aggregate fair market value of less than $1,000,000, aggregating for purposes of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period.

Certain provisions in the Agreement and Declaration of Trust

To convert the Trust to an open-end investment company, the Trust’s Agreement and Declaration of Trust requires the favorable vote of a majority of the board of trustees followed by the favorable vote of the holders of at least 75% of the outstanding shares of each affected class or series of shares of the Trust, voting separately as a class or series, unless such amendment has been approved by at least 80% of the trustees, in which case “a majority of the outstanding voting securities” (as defined in the Investment Company Act) of the Trust shall be required. The foregoing vote would satisfy a separate requirement in the Investment Company Act that any conversion of the Trust to an open-end investment company be approved by the shareholders. If approved in the foregoing manner, conversion of the Trust to an open-end investment company could not occur until 90 days after the shareholders’ meeting at which such conversion was approved and would also require at least 30 days’ prior notice to all shareholders. Following any such conversion, it is also possible that certain of the Trust’s investment policies and strategies would have to be modified to assure sufficient portfolio liquidity. Shareholders of an open-end investment company may require the company to redeem their shares at any time, except in certain circumstances as authorized by or under the Investment Company Act, at their net asset value, less such redemption charge, if any, as might be in effect at the time of a redemption. The Trust expects to pay all such redemption requests in cash, but reserves the right to pay redemption requests in a combination of cash or securities. If such partial payment in securities were made, investors may incur brokerage costs in converting such securities to cash. The board of trustees believes, however, that the closed-end structure is desirable in light of the Trust’s investment objective and policies. Therefore, you should assume that it is not likely that the board of trustees would vote to convert the Trust to an open-end fund.

To liquidate the Trust, the Trust’s Agreement and Declaration of Trust requires the favorable vote of a majority of the board of trustees followed by the favorable vote of the holders of at least 75% of the outstanding shares of each affected class or series of the Trust, voting separately as a class or series, unless such liquidation has been approved by at least 80% of trustees, in which case “a majority of the outstanding voting securities” (as defined in the Investment Company Act) of the Trust shall be required.

For the purposes of calculating “a majority of the outstanding voting securities” under the Trust’s Agreement and Declaration of Trust, each class and series of the Trust shall vote together as a single class, except to the extent required by the Investment Company Act or the Trust’s Agreement and Declaration of Trust with respect to any class or series of shares. If a separate vote is required, the applicable proportion of shares of the class or series, voting as a separate class or series, also will be required.

The board of trustees has determined that provisions with respect to the board of trustees and the shareholder voting requirements described above, which voting requirements are greater than the minimum requirements under Delaware law or the Investment Company Act, are in the best interest of shareholders generally. Reference should be made to the Agreement and Declaration of Trust on file with the SEC for the full text of these provisions.

Tax matters

The discussion below and in the Statement of Additional Information provides general tax information related to an investment in the common shares. No attempt is made to present a detailed explanation of all federal, state, local and foreign tax concerns affecting the Trust and its shareholders (including shareholders owning a large position in the Trust), and the discussions set forth here and in the prospectus do not constitute tax advice. Investors are urged to consult their own tax advisors with any specific questions relating to federal, state, local and foreign taxes. The discussion reflects applicable tax laws of the United States as of the date of this Prospectus, which tax laws may be changed or subject to new interpretations by the courts or the Internal Revenue Service retroactively or prospectively. Because tax laws are complex and often change, you should consult your tax advisor about the tax consequences of an investment in the Trust.

The Trust will elect to be treated and intends to qualify as a regulated investment company under Subchapter M of the Code. In order to so qualify, the Trust must satisfy income diversification and distribution requirements. As a regulated investment company, the Trust will generally be exempt from federal income taxes on investment company taxable income and net capital gains distributed to shareholders each year. The Trust will, however, be subject to federal income tax at regular corporate income tax rates on any investment company taxable income and net capital gain that it fails to distribute. If for any taxable year the Trust does not qualify as a regulated investment company, all of its taxable income (including its net capital gain) will be subject to tax at regular corporate rates without any deduction for

Tax matters

distributions to shareholders, and such distributions will be taxable to the shareholders as ordinary dividends to the extent of the Trust’s current and accumulated earnings and profits. If the Trust fails to distribute, by the close of each calendar year, at least an amount equal to the sum of 98% of its ordinary taxable income for such year and 98% of its capital gain net income for the one year period ending October 31 in such year, plus certain undistributed amounts from previous years on which the Trust paid no federal income tax, it will be liable for a 4% excise tax on the undistributed amount of such income.

Distributions by the Trust of investment company taxable income, if any, whether received in cash or additional shares, will be taxable to you as ordinary income (to the extent of the current or accumulated earnings and profits of the Trust). Such dividends (if designated by the Trust) will qualify (i) for the dividends received deduction in the case of corporate shareholders to the extent the Trust’s income consists of dividend income from U.S. corporations and (ii) under the Jobs and Growth Tax Relief Reconciliation Act of 2003 (effective for taxable years after December 31, 2002 through December 31, 2008) (“2003 Tax Act”), as qualified dividend income eligible for the reduced maximum rate to individuals of generally 15% (5% for individuals in lower tax brackets) to the extent that the Trust receives qualified dividend income. Qualified dividend income is, in general, dividend income from taxable domestic corporations and certain foreign corporations (e.g., generally, foreign corporations incorporated in a possession of the United States or in certain countries with a comprehensive tax treaty with the United States, or the stock of which is readily tradable on an established securities market in the United States). Net long-term capital gain realized by the Trust and distributed to you in cash or additional shares will be taxable to you as long-term capital gain regardless of the length of time you have owned shares of the Trust, and is not eligible for the dividends received deduction. Under the 2003 Tax Act, the tax rate on net long-term capital gain of individuals is reduced generally from 20% to 15% (5% for individuals in lower brackets) for such gain realized between May 6, 2003 and before January 1, 2009. Distributions by the Trust in excess of current and accumulated earnings of the Trust will be treated as a return of capital to the extent of (and in reduction of) the tax basis in your shares. Any excess will be treated as gain from the sale of your shares (as discussed below).

When you sell Trust shares or have shares repurchased by the Trust, any gain or loss you realize will generally be treated as a long-term capital gain or loss if you have held your shares for more than one year, or as a short-term capital gain or loss if you have held your shares for one year or less. However, if you sell Trust shares on which a long-term capital gain distribution has been received and you have held the shares for six months or less, any loss you realize will be treated as a long-term capital loss to the extent that it offsets the long-term capital gain distribution. Each January, you will be sent information on the tax status of any distribution made during the previous calendar year. Because each shareholder’s situation is unique, you should always consult your tax advisor concerning the effect income taxes may have on your individual investment.

How to purchase Class A Shares

Class A Shares of the Trust will be continuously offered through BlackRock Distributors, Inc. (the “Distributor”). Your broker or dealer can help you establish your account and buy Class A Shares on your behalf.

Class A Shares are offered at the public offering price which is the next determined net asset value per share plus a sales charge. For initial investment, the sales charge that is based on the amount of your investment when you open your account. The sales charge you pay on additional investments is based on the amount of your additional purchase, plus the current value of your account. The amount of any sales charge differs depending on the amount you invest as shown in the table below. The table below also shows the commission paid to the broker on sales of Class A Shares.

Amount of Purchase	As a % of the public offering price	As a % of your investment	% of offering price paid to broker

Less than $50,000	4.50%	4.71%	4.00%
$50,000 but less than $100,000	4.25%	4.44%	3.75%
$100,000 but less than $250,000	4.00%	4.17%	3.50%
$250,000 but less than $500,000	3.00%	3.09%	2.50%
$500,000 but less than $1,000,000	2.00%	2.04%	1.50%
$1 million or more	0.00%	0.00%	0.00%*

*	The Distributor may pay placement fees of up to 1% of the offering price to dealers for purchases of Class A Shares of $1,000,000 or more

How to purchase Class A Shares

The Trust has the sole right to accept orders to purchase shares and reserves the right to reject any order in whole or in part. The Trust has the sole right to waive the sales charge on a share purchase at its sole discretion. The continuous offering may be terminated by the Trust or the Distributor at any time.

Pursuant to a Corporate Consulting Agreement between UBS Warburg LLC and BlackRock, UBS Warburg LLC has undertaken to make public information pertaining to the Trust on an ongoing basis and to communicate to investors and prospective investors the Trust’s features and benefits (including periodic seminars or conference calls, responses to questions from current or prospective shareholders and specific shareholder contact where appropriate). UBS Warburg LLC also will make available to investors and prospective investors net asset value, yield and other information regarding the Trust, if reasonably obtainable, for the purpose of maintaining the visibility of the Trust in the investor community. At the request of BlackRock, UBS Warburg LLC will provide certain economic research and statistical information and reports, if reasonably obtainable, on behalf of the Trust, and consult with representatives and trustees of the Trust in connection therewith, which information and reports shall include: (a) statistical and financial market information with respect to the Trust’s performance and (b) comparative information regarding the Trust and other closed-end management investment companies with respect to the net asset value of their respective shares and other relevant performance indicators. At the request of BlackRock, UBS Warburg LLC will provide information to and consult with the board of trustees with respect to repurchase offers, modifications to dividend policies or capital structure, repositioning or restructuring the Trust, conversion of the Trust to an open-end investment company, liquidation or merger; provided, however, that under the terms of the Corporate Consulting Agreement, UBS Warburg LLC is not obligated to render any opinions, valuations or recommendations of any kind or to perform any such similar services. For these services, BlackRock pays UBS Warburg LLC a fee equal on an annual basis to 0.10% of the average daily value of the Trust’s total assets, payable in arrears at the end of each calendar month.

No market currently exists for the Trust’s common shares. The Trust’s common shares are not listed on any securities exchange, and the Trust does not anticipate that a secondary market will develop for its common shares. Neither the Advisor, the Sub-Advisors, nor the Distributor, intends to make a market in the Trust’s common shares.

The Trust has agreed to indemnify the Distributor against certain liabilities, including liabilities under the Securities Act of 1933.

MINIMUM INVESTMENTS

Initial investments in Class A Shares must be at least $500 and subsequent investments must be at least $50. The Trust reserves the right to change these investment minimums. The Trust permits a lower initial investment if you are an employee of the Trust or one of its service providers.

EXCHANGE PRIVILEGE

A shareholder of the Trust whose Class A Shares are accepted for repurchase may exchange Class A Shares of the Trust into Class A Shares of portfolios offered by BlackRock Funds in connection with the repurchase offer. BlackRock Funds offers over 40 different open-end funds. Because different funds have different sales charges, the exchange of the Trust’s Class A Shares for Class A Shares of the BlackRock Funds may be subject to the difference between the sales charge already paid and the higher sales charge (if any) payable on the shares acquired as a result of the exchange. Shareholders of the Trust will not be able to exchange Class A Shares at any time other than in connection with a repurchase order. For federal income tax purposes a share exchange is a taxable event and a capital gain or loss may be realized. Please consult your tax or other financial advisor before making an exchange request.

To make an exchange, you must contact your broker or dealer. The exchange privilege is not intended as a vehicle for short-term trading. Excessive purchase and sale or exchange activity may interfere with portfolio management, increase expenses and may have an adverse effect on all shareholders. If either the Trust or the BlackRock Funds believes, in their sole discretion, that your short-term trading is excessive or that you are engaging in market-timing activity, it reserves the right to reject any specific purchase or exchange order. If your purchase or exchange order is rejected, you will not be able to execute that transaction, and neither the Trust nor the BlackRock Funds will be responsible for any losses you therefore may suffer. BlackRock Funds may suspend or terminate your exchange privilege at any time, including if BlackRock Funds believes, in its sole discretion, that you are engaging in market- timing activities. BlackRock Funds and the Trust reserve the right to modify, limit the use of, or terminate the exchange privilege at any time.

How to purchase Class A Shares

DISTRIBUTION AND SERVICING FEES

The Trust will pay selected brokers-dealers ongoing fees at an annual rate of 0.35% of the net asset value of the Class A Shares, including a distribution fee of 0.10% of the net asset value of the Class A Shares and a shareholding service fee of 0.25% of the net asset value of the Class A Shares. Shareholder services include providing information and responding to shareholder questions about the structure of the Trust, the availability of shares in any additional offerings, dividend payment options and quarterly repurchase offers. These fees are accrued daily as an expense of the Trust.

General information

TRANSFER AGENT, DIVIDEND DISBURSING AGENT, REGISTRAR AND CUSTODIAN

The transfer agent, dividend disbursing agent and registrar for the common shares is PFPC Inc. and the Trust’s custodian is PFPC Trust Company.

LEGAL MATTERS

Skadden, Arps, Slate, Meagher & Flom LLP serves as counsel to the Trust.

Further information

The Trust is subject to the informational requirements of the Investment Company Act and in accordance therewith is required to file reports, proxy statements and other information with the SEC. Any such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the SEC, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the SEC’s New York Regional Office, 233 Broadway, New York, New York 10279, and its Chicago Regional Office, Suite 900, 175 West Jackson Boulevard, Chicago, Illinois 60604.

Additional information regarding the Trust and the Class A Shares is contained in the registration statement on Form N-2, including amendments, exhibits and schedules thereto, relating to such shares filed by the Trust with the SEC. This Prospectus does not contain all of the information set forth in the registration statement, including any amendments, exhibits and schedules thereto. For further information with respect to the Trust and the shares offered hereby, reference is made to the registration statement. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or the other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

A copy of the registration statement may be inspected without charge at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the SEC upon the payment of certain fees prescribed by the SEC. The SEC maintains a web site (http://www.sec.gov) that contains the registration statement, other documents incorporated by reference, and other information the Trust has filed electronically with the SEC, including proxy statements and reports filed under the Investment Company Act.

Privacy principles of the Trust

The Trust is committed to maintaining the privacy of its shareholders and to safeguarding their non-public personal information. The following information is provided to help you understand what personal information the Trust collects, how the Trust protects that information and why, in certain cases, the Trust may share information with select other parties.

Generally, the Trust does not receive any non-public personal information relating to its shareholders, although certain non-public personal information of its shareholders may become available to the Trust. The Trust does not disclose any non-public personal information about its shareholders or former shareholders to anyone, except as permitted by law or as is necessary in order to service shareholder accounts (for example, to a transfer agent or third party administrator).

The Trust restricts access to non-public personal information about its shareholders to employees of the Trust’s investment advisor and its affiliates with a legitimate business need for the information. The Trust maintains physical, electronic and procedural safeguards designed to protect the non-public personal information of its shareholders.

PARTNERS BALANCED TRUST

STATEMENT OF ADDITIONAL INFORMATION

Partners Balanced Trust (the “Trust”) is a continuously offered, diversified, closed-end management investment company. This Statement of Additional Information relating to the Class A Shares does not constitute a Prospectus, but should be read in conjunction with the Prospectus relating thereto dated April 30, 2004. This Statement of Additional Information, which is not a Prospectus, does not include all information that a prospective investor should consider before purchasing common shares, and investors should obtain and read the Prospectus prior to purchasing such shares. A copy of the Prospectus may be obtained without charge by calling (888) 825-2257. You may also obtain a copy of the Prospectus on the SEC’s web site (http://www.sec.gov). Capitalized terms used but not defined in this Statement of Additional Information have the meanings ascribed to them in the Prospectus.

This Statement of Additional Information is dated April 30, 2004.

Use of Proceeds

The Trust will invest the net proceeds of the sale of the Class A Shares offered herein in accordance with the Trust’s investment objective in a diversified portfolio of dividend paying stocks and in bonds that, in the opinion of BlackRock or Wellington Management, are underrated or undervalued, and in cash and cash equivalents. Pending such investment, it is anticipated that the proceeds will be invested in short-term, investment grade securities and in high quality short-term money market securities.

Investment Objective and Policies

The Trust’s investment objective is to provide current income and capital appreciation.

Investment Restrictions

Except as described below, the Trust, as a fundamental policy, may not, without the approval of the holders of a majority of the outstanding common shares and Preferred Shares if any voting together as a single class, and of the holders of a majority of the outstanding Preferred Shares if any voting as a separate class:

(1) invest 25% or more of the value of its total assets in any one industry;

(2) with respect to 75% of its total assets, invest more than 5% of the value of its total assets in the securities of any single issuer or purchase more than 10% of the outstanding securities of any one issuer;

(3) issue senior securities or borrow money other than as permitted by the Investment Company Act or pledge its assets other than to secure such issuances or in connection with hedging transactions, short sales, when-issued and forward commitment transactions and similar investment strategies;

(4) make loans of money or property to any person, except through loans of portfolio securities, the purchase of debt securities consistent with the Trust’s investment objective and policies or the entry into repurchase agreements;

(5) underwrite the securities of other issuers, except to the extent that, in connection with the disposition of portfolio securities or the sale of its own securities, the Trust may be deemed to be an underwriter;

(6) purchase or sell real estate or interests therein other than bonds secured by real estate or interests therein, provided that the Trust may hold and sell any real estate acquired in connection with its investment in portfolio securities; or

(7) purchase or sell commodities or commodity contracts for any purposes except as, and to the extent, permitted by applicable law without the Trust becoming subject to registration with the Commodity Futures Trading Commission (the “CFTC”) as a commodity pool.

When used with respect to particular shares of the Trust, “majority of the outstanding” means (i) 67% or more of the shares present at a meeting, if the holders of more than 50% of the shares are present or represented by proxy, or (ii) more than 50% of the shares, whichever is less.

Under the Investment Company Act, the Trust may invest up to 10% of its total assets in the aggregate in shares of other investment companies and up to 5% of its total assets in any one investment company, provided the investment does not represent more than 3% of the voting stock of the acquired investment company at the time such shares are purchased. As a shareholder in any investment company, the Trust will bear its ratable share of that investment company’s expenses, and will remain subject to payment of the Trust’s advisory fees and other expenses with respect to assets so invested. Holders of common shares will therefore be subject to duplicative expenses to the extent the Trust invests in other investment companies. In addition, the securities of other investment companies may also be leveraged and will therefore be subject to the same leverage risks described herein and in the Prospectus. As described in the Prospectus in the section entitled “Risks,” the net asset value and market value of leveraged shares will be more volatile and the yield to shareholders will tend to fluctuate more than the yield generated by unleveraged shares.

The Trust’s policy of generally investing, under normal market conditions, the Trust’s net assets at least 40% and as much as 60% in debt securities (26.67% to 73.33% of total assets) and its remaining assets in dividend paying equity securities may be changed by the Trust’s board or trustees upon 60 days’ prior notice to shareholders.

The Trust has adopted the following fundamental policies in relation to its repurchase offers which may only be changed by a majority vote of the outstanding voting securities of the Trust:

•	the Trust intends to make repurchase offers every three months, pursuant to Rule 23c-1 under the Investment Company Act, as it maybe amended from time to time, commencing in the last week of March 2003; provided that the Trust may make repurchase offers more frequently in accordance with any exemptive relief granted by the SEC;

•	the repurchase request due dates will be at least 10 business days after the commencement of the repurchase offer; and

•	there will be a maximum 14 day period between the due date for each repurchase request and the date on which the Trust’s net asset value for that repurchase is determined.

The Trust is also subject to the following non-fundamental restrictions and policies, which may be changed by the board of trustees. The Trust may not:

(1) make any short sale of securities except in conformity with applicable laws, rules and regulations and unless after giving effect to such sale, the market value of all securities sold short does not exceed 25% of the value of the Trust’s total assets and the Trust’s aggregate short sales of a particular class of securities do not exceed 25% of the then outstanding securities of that class; provided, however, that the Trust may engage in short sales without limitation for hedging purposes; or

(2) purchase securities of open-end or closed-end investment companies except in compliance with the Investment Company Act or any exemptive relief obtained thereunder.

In addition, to comply with federal tax requirements for qualification as a regulated investment company, the Trust’s investments will be limited in a manner such that at the close of each quarter of each taxable year, (a) no more than 25% of the value of the Trust’s total assets are invested in the securities (other than U.S. Government securities or securities of other regulated investment companies) of a single issuer or two or more issuers controlled by the Trust and engaged in the same, similar or related trades or businesses and (b) with regard to at least 50% of the Trust’s total assets, no more than 5% of its total assets are invested in the securities (other than U.S. Government securities or securities of other regulated investment companies) of a single issuer and no investment represents more than 10% of the outstanding voting securities of such issuer. These tax-related limitations may be changed by the trustees to the extent appropriate in light of changes to applicable tax requirements.

The Trust may apply for ratings for the Leverage Securities from Moody’s, S&P or Fitch. In order to obtain and maintain the required ratings, the Trust will be required to comply with investment quality, diversification and other guidelines established by Moody’s and/or S&P. Such guidelines will likely be more restrictive than the restrictions set forth above. The Trust does not anticipate that such guidelines would have a material adverse effect on the Trust’s holders of common shares or its ability to achieve its investment objective. The Trust presently anticipates that any Leverage Securities that it issues would be initially given the highest ratings by Moody’s (“Aaa”) or by S&P (“AAA”), but no assurance can be given that such ratings will be obtained. No minimum rating is required for the issuance of Leverage Securities by the Trust. Moody’s and S&P receive fees in connection with their ratings issuances.

Investment Policies and Techniques

The following information supplements the discussion of the Trust’s investment objective, policies and techniques that are described in the Prospectus.

Portfolio Investments

BlackRock Advisors, BlackRock Financial Management and Wellington Management reallocate the Trust’s net assets periodically between debt securities and equity securities to seek to achieve superior risk adjusted returns, consistent with the Trust’s investment objective and policies. Generally, under normal market conditions, the Trust invests at least 40% and no more than 60% of its net assets in debt securities, with the balance of its net assets being invested in equity securities.

Corporate Bonds

Bonds rated Baa or BBB or above by Moody’s, S&P, Fitch or another nationally recognized rating agency are considered “investment grade” securities; bonds rated Baa are considered medium grade obligations which lack outstanding investment characteristics and have speculative characteristics, while bonds rated BBB are regarded as having adequate capacity to pay principal and interest. Bonds rated below investment grade quality are obligations of issuers that are considered predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal according to the terms of the obligation and, therefore, carry greater investment risk, including the possibility of issuer default and bankruptcy and increased market price volatility. Bonds rated below investment grade tend to be less marketable than higher-quality bonds because the market for them is less broad. The market for unrated bonds is even narrower. During periods of thin trading in these markets, the spread between bid and asked prices is likely to increase significantly and the Trust may have greater difficulty selling its portfolio securities. The Trust will be more dependent on BlackRock’s research and analysis when investing in these securities.

The Trust may invest in high yield securities rated, at the time of investment, Ba/BB or below by Moody’s, S&P, Fitch or another nationally recognized rating agency, or that are unrated but judged to be of comparable quality. The lowest rated bonds in which the Trust may invest are securities rated in the category C or determined by BlackRock to be of comparable quality. Securities rated C are considered highly speculative and may be used to cover a situation where the issuer has filed a bankruptcy petition but debt service payments are continued. While such debt will likely have some quality and protective characteristics, those are outweighed by large uncertainties or major risk exposure to adverse conditions.

A general description of Moody’s, S&P’s and Fitch’s ratings of bonds is set forth in Appendix A hereto. The ratings of Moody’s, S&P and Fitch represent their opinions as to the quality of the bonds they rate. It should be emphasized, however, that ratings are general and are not absolute standards of quality. Consequently, bonds with the same maturity, coupon and rating may have different yields while obligations of the same maturity and coupon with different ratings may have the same yield.

Mortgage-Related and Asset-Backed Securities

The Trust may make significant investments in residential and commercial mortgage-related securities issued by governmental entities and private issuers. The Trust currently intends to invest a smaller portion of its assets in asset-backed securities.

The yield and maturity characteristics of mortgage-related and other asset-backed securities differ from traditional debt securities. A major difference is that the principal amount of the obligations may normally be prepaid at any time because the underlying assets (i.e., loans) generally may be prepaid at any time. In calculating the average weighted maturity of the Trust, the maturity of mortgage-related and other asset-backed securities held by the Trust will be based on estimates of average life which take prepayments into account. The average life of a mortgage-related instrument, in particular, is likely to be substantially less than the original maturity of the mortgage pools underlying the securities as the result of scheduled principal payments and mortgage prepayments. In general, the collateral supporting non-mortgage asset-backed securities is of shorter maturity than mortgage loans and is less likely to experience substantial prepayments. Like other debt securities, when interest rates rise the value of an asset-backed security generally will decline; however, when interest rates decline, the value of an asset-backed security with prepayment features may not increase as much as that of other debt securities.

The relationship between prepayments and interest rates may give some high-yielding mortgage-related and asset-backed securities less potential for growth in value than conventional bonds with comparable maturities. In addition, in periods of falling interest rates, the rate of prepayments tends to increase. During such periods, the reinvestment of prepayment proceeds by the Trust will generally be at lower rates than the rates that were carried by the obligations that have been prepaid. Because of these and other reasons, mortgage-related and asset-backed security’s total return and maturity may be difficult to predict precisely. To the extent that the Trust purchases mortgage-related and asset-backed securities at a premium, prepayments (which may be made without penalty) may result in loss of the Trust’s principal investment to the extent of premium paid.

The Trust may from time to time purchase in the secondary market certain mortgage pass-through securities packaged or master serviced by affiliates or mortgage-related securities containing loans or mortgages originated by PNC Bank or its affiliates, including Midland Loan Services, Inc. It is possible that under some circumstances, an affiliate of PNC or its affiliates, including Midland Loan Services, Inc., could have interests that are in conflict with the holders of these mortgage-backed securities, and such holders could have rights against PNC or its affiliates, including Midland Loan Services, Inc.

Mortgage Pass-Through Securities

Interests in pools of mortgage-related securities differ from other forms of bonds, which normally provide for periodic payment of interest in fixed amounts with principal payments at maturity or specified call dates. Instead, these securities provide a monthly payment which consists of both interest and principal payments. In effect, these payments are a “pass-through” of the monthly payments made by the individual borrowers on their residential or commercial mortgage loans, net of any fees paid to the issuer or guarantor of such securities. Additional payments are caused by repayments of principal resulting from the sale of the underlying property, refinancing or foreclosure, net of fees or costs which may be incurred. Some mortgage-related securities (such as securities issued by the Government National Mortgage Association, or “GNMA”) are described as “modified pass-through.” These securities entitle the holder to receive all interest and principal payments owed on the mortgage pool, net of certain fees, at the scheduled payment dates regardless of whether or not the mortgagor actually makes the payment.

The rate of prepayments on underlying mortgages will affect the price and volatility of a mortgage-related security, and may have the effect of shortening or extending the effective maturity of the security beyond what was anticipated at the time of purchase. To the extent that unanticipated rates of prepayment on underlying mortgages increase the effective maturity of a mortgage-related security, the volatility of such security can be expected to increase.

The principal governmental guarantor of mortgage-related securities is GNMA. GNMA is a wholly owned U.S. Government corporation within the Department of Housing and Urban Development. GNMA is authorized to guarantee, with the full faith and credit of the U.S. Government, the timely payment of principal and interest on securities issued by institutions approved by GNMA (such as savings and loan institutions, commercial banks and mortgage bankers) and backed by pools of mortgages insured by the Federal Housing Administration (the “FHA”), or guaranteed by the Department of Veterans Affairs (the “VA”).

Government-related guarantors (i.e., not backed by the full faith and credit of the U.S. Government) include the Federal National Mortgage Association (“FNMA”) and the Federal Home Loan Mortgage Corporation (“FHLMC”). FNMA is a government-sponsored corporation owned entirely by private stockholders. It is subject to general regulation by the Secretary of Housing and Urban Development. FNMA purchases conventional (i.e., not insured or guaranteed by any government agency) residential mortgages from a list of approved seller/servicers which include state and federally chartered savings and loan associations, mutual savings banks, commercial banks and credit unions and mortgage bankers. Pass-through securities issued by FNMA are guaranteed as to timely payment of principal and interest by FNMA but are not backed by the full faith and credit of the U.S. Government. FHLMC was created by Congress in 1970 for the purpose of increasing the availability of mortgage credit for residential housing. It is a government-sponsored corporation formerly owned by the twelve Federal Home Loan Banks and now owned entirely by private stockholders. FHLMC issues Participation Certificates (“PCs”) which represent interests in conventional mortgages from FHLMC’s national portfolio. FHLMC guarantees the timely payment of interest and ultimate collection of principal, but PCs are not backed by the full faith and credit of the U.S. Government.

Commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers also create pass-through pools of conventional residential mortgage loans. Such issuers may, in addition, be the originators and/or servicers of the underlying mortgage loans as well as the guarantors of the mortgage-related securities. Pools created by such non-governmental issuers generally offer a higher rate of interest than government and government-related pools because there are no direct or indirect government or agency guarantees of payments in the former pools. However, timely payment of interest and principal of these pools may be supported by various forms of insurance or guarantees, including individual loan, title, pool and hazard insurance and letters of credit, which may be issued by governmental entities, private insurers or the mortgage poolers. The insurance and guarantees are issued by governmental entities, private insurers and the mortgage poolers. Such insurance and guarantees and the creditworthiness of the issuers thereof will be considered in determining whether a mortgage-related security meets the Trust’s investment quality standards. There can be no assurance that the private insurers or guarantors can meet their obligations under the insurance policies or guarantee arrangements. The Trust may buy mortgage-related securities without insurance or guarantees if, through an examination of the loan experience and practices of the originator/servicers and poolers, the Advisor and/or BlackRock Financial Management determines that the securities meet the Trust’s quality standards. Although the market for such securities is becoming increasingly liquid, securities issued by certain private organizations may not be readily marketable.

Mortgage-backed securities that are issued or guaranteed by the U.S. Government, its agencies or instrumentalities, are not subject to the Trust’s industry concentration restrictions, set forth above under “Investment Objective and Policies,” by virtue of the exclusion from that test available to all U.S. Government securities. In the case of privately issued mortgage-related securities, the Trust takes the position that mortgage-related securities do not represent interests in any particular “industry” or group of industries. The assets underlying such securities may be represented by a portfolio of first lien residential mortgages (including both whole mortgage loans and mortgage participation interests) or portfolios of mortgage pass-through securities issued or guaranteed by GNMA, FNMA or FHLMC. Mortgage loans underlying a mortgage-related security may in turn be insured or guaranteed by the FHA or the VA. In the case of privately issued mortgage-related securities whose underlying assets are neither U.S. Government securities nor U.S. Government-insured mortgages, to the extent that real properties securing such assets may be located in the same geographical region, the security may be subject to a greater risk of default than other comparable securities in the event of adverse economic, political or business developments that may affect such region and, ultimately, the ability of residential homeowners to make payments of principal and interest on the underlying mortgages.

CMOs and REMICS

The Trust may invest in multiple class pass-through securities, including collateralized mortgage obligations (“CMOs”) and real estate mortgage investment conduit (“REMIC”) pass-through or participation certificates (“REMIC Certificates”). These multiple class securities may be issued by U.S. Government agencies or instrumentalities, including FNMA and FHLMC, or by trusts formed by private originators of, or investors in, mortgage loans. In general, CMOs and REMICs are debt obligations of a legal entity that are collateralized by, and multiple class pass-through securities represent direct ownership interests in, a pool of residential or commercial mortgage loans or mortgage pass-through securities (the “Mortgage Assets”), the payments on which are used to make payments on the CMOs or multiple pass-through securities. Investors may purchase beneficial interests in CMOs and REMICs, which are known as “regular” interests or “residual” interests. The residual in a CMO or REMIC structure generally represents the interest in any excess cash flow remaining after making required payments of principal of and interest on the CMOs or REMICs, as well as the related administrative expenses of the issuer. Residual interests generally are junior to, and may be significantly more volatile than, “regular” CMO and REMIC interests. The Trust does not currently intend to purchase residual interests. The markets for CMOs and REMICs may be more illiquid than those of other securities.

Each class of CMOs or REMIC Certificates, often referred to as a “tranche,” is issued at a specific adjustable or fixed interest rate and must be fully retired no later than its final distribution date. Principal prepayments on the Mortgage Assets underlying the CMOs or REMIC Certificates may cause some or all of the classes of CMOs or REMIC Certificates to be retired substantially earlier than their final distribution dates. Generally, interest is paid or accrues on all classes of CMOs or REMIC Certificates on a monthly basis.

The principal of and interest on the Mortgage Assets may be allocated among the several classes of CMOs or REMIC Certificates in various ways. In certain structures (known as “sequential pay” CMOs or REMIC Certificates), payments of principal, including any principal prepayments, on the Mortgage Assets generally are applied to the classes of CMOs or REMIC Certificates in the order of their respective final distribution dates. Thus, no payment of principal will be made on any class of sequential pay CMOs or REMIC Certificates until all other classes having an earlier final distribution date have been paid in full.

Additional structures of CMOs or REMIC Certificates include, among others, “parallel pay” CMOs and REMIC Certificates. Parallel pay CMOs or REMIC Certificates are those which are structured to apply principal payments and prepayments of the Mortgage Assets to two or more classes concurrently on a proportionate or disproportionate basis. These simultaneous payments are taken into account in calculating the final distribution date of each class.

A wide variety of REMIC Certificates may be issued in the parallel pay or sequential pay structures. These securities include accrual certificates (also known as “Z-Bonds”), which only accrue interest at a specified rate until all other certificates having an earlier final distribution date have been retired and are converted thereafter to an interest-paying security, and planned amortization class (“PAC”) certificates, which are parallel pay REMIC Certificates which generally require that specified amounts of principal be applied on each payment date to one or more classes of REMIC Certificates (the “PAC Certificates”), even though all other principal payments and prepayments of the Mortgage Assets are then required to be applied to one or more other classes of the Certificates. The scheduled principal payments for the PAC Certificates generally have the highest priority on each payment date after interest due has been paid to all classes entitled to receive interest currently. Shortfalls, if any, are added to the amount payable on the next payment date. The PAC Certificate payment schedule is taken into account in calculating the final distribution date of each class of PAC. In order to create PAC tranches, one or more tranches generally must be created that absorb most of the volatility in the underlying Mortgage Assets. These tranches tend to have market prices and yields that are much more volatile than the PAC classes.

FNMA REMIC Certificates are issued and guaranteed as to timely distribution of principal and interest by FNMA. In addition, FNMA will be obligated to distribute on a timely basis to holders of FNMA REMIC Certificates required installments of principal and interest and to distribute the principal balance of each class of REMIC Certificates in full, whether or not sufficient funds are otherwise available.

For FHLMC REMIC Certificates, FHLMC guarantees the timely payment of interest, and also guarantees the ultimate payment of principal as payments are required to be made on the underlying PCs. PCs represent undivided interests in specified level payment, residential mortgages or participations therein purchased by FHLMC and placed in a PC pool. With respect to principal payments on PCs, FHLMC generally guarantees ultimate collection of all principal of the related mortgage loans without offset or deduction. FHLMC also guarantees timely payment of principal on certain PCs, referred to as “Gold PCs.”

Commercial Mortgage-Backed Securities

Commercial mortgage-backed securities include securities that reflect an interest in, and are secured by, mortgage loans on commercial real property. The market for commercial mortgage-backed securities developed more recently and in terms of total outstanding principal amount of issues is relatively small compared to the market for residential single-family mortgage-backed securities. Many of the risks of investing in commercial mortgage-backed securities reflect the risks of investing in the real estate securing the underlying mortgage loans. These risks reflect the effects of local and other economic conditions on real estate markets, the ability of tenants to make loan payments, and the ability of a property to attract and retain tenants. Commercial mortgage-backed securities may be less liquid and exhibit greater price volatility than other types of mortgage- or asset-backed securities.

Other Mortgage-Related Securities

Other mortgage-related securities include securities other than those described above that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property, including mortgage dollar rolls, CMO residuals or stripped mortgage-backed securities (“SMBS”). Other mortgage-related securities may be equity or bonds issued by agencies or instrumentalities of the U.S. Government or by private originators of, or investors in, mortgage loans, including savings and loan associations, homebuilders, mortgage banks, commercial banks, investment banks, partnerships, trusts and special purpose entities of the foregoing.

CMO Residuals

CMO residuals are mortgage securities issued by agencies or instrumentalities of the U.S. Government or by private originators of, or investors in, mortgage loans, including savings and loan associations, homebuilders, mortgage banks, commercial banks, investment banks and special purpose entities of the foregoing.

The cash flow generated by the mortgage assets underlying a series of CMOs is applied first to make required payments of principal and interest on the CMOs and second to pay the related administrative expenses of the issuer. The residual in a CMO structure generally represents the interest in any excess cash flow remaining after making the foregoing payments. Each payment of such excess cash flow to a holder of the related CMO residual represents income and/or a return of capital. The amount of residual cash flow resulting from a CMO will depend on, among other things, the characteristics of the mortgage assets, the coupon rate of each class of CMO, prevailing interest rates, the amount of administrative expenses and the prepayment experience on the mortgage assets. In particular, the yield to maturity on CMO residuals is extremely sensitive to prepayments on the related underlying mortgage assets, in the same manner as an interest-only (“IO”) class of stripped mortgage-backed securities. See “Mortgage-Related Securities—Stripped Mortgage-Backed Securities.” In addition, if a series of a CMO includes a class that bears interest at an adjustable rate, the yield to maturity on the related CMO residual will also be extremely sensitive to changes in the level of the index upon which interest rate adjustments are based. As described below with respect to stripped mortgage-backed securities, in certain circumstances the Trust may fail to recoup fully its initial investment in a CMO residual.

CMO residuals are generally purchased and sold by institutional investors through several investment banking firms acting as brokers or dealers. The CMO residual market has only very recently developed and CMO residuals currently may not have the liquidity of other more established securities trading in other markets.

Stripped Mortgage-Backed Securities

SMBS are derivative multi-class mortgage securities. SMBS may be issued by agencies or instrumentalities of the U.S. Government, or by private originators of, or investors in, mortgage loans, including savings and loan associations, mortgage banks, commercial banks, investment banks and special purpose entities of the foregoing.

SMBS are usually structured with two classes that receive different proportions of the interest and principal distributions on a pool of mortgage assets. A common type of SMBS will have one class receiving some of the interest and most of the principal from the mortgage assets, while the other class will receive most of the interest and the remainder of the principal. In the most extreme case, one class will receive all of the interest (the “IO” class), while the other class will receive all of the principal (the principal only or “PO” class). The yield to maturity on an IO class is extremely sensitive to the rate of principal payments (including prepayments) on the related underlying mortgage assets, and a rapid rate of principal payments may have a material adverse effect on the Trust’s yield to maturity from these securities. If the underlying mortgage assets experience greater than anticipated prepayments of principal, the Trust may fail to recoup some or all of its initial investment in these securities even if the security has received the highest rating from one or more nationally recognized statistical ratings organizations.

Asset-Backed Securities

Asset-backed securities are generally issued as pass-through certificates, which represent undivided fractional ownership interests in an underlying pool of assets, or as debt instruments, which are also known as collateralized obligations, and are generally issued as the debt of a special purpose entity organized solely for the purpose of owning such assets and issuing such debt. Asset-backed securities are often backed by a pool of assets representing the obligations of a number of different parties.

Non-mortgage asset-backed securities involve risks that are not presented by mortgage-related securities. Primarily, these securities do not have the benefit of the same security interest in the underlying collateral. Credit card receivables are generally unsecured, and the debtors are entitled to the protection of a number of state and Federal consumer credit laws which give debtors the right to set off certain amounts owed on the credit cards, thereby reducing the balance due. Most issuers of automobile receivables permit the servicers to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the related automobile receivables. In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the automobile receivables may not have an effective security interest in all of the obligations backing such receivables. Therefore, there is a possibility that recoveries on repossessed collateral may not, in some cases, be able to support payments on these securities.

U.S. Government Obligations

The Trust may purchase obligations issued or guaranteed by the U.S. Government and U.S. Government agencies and instrumentalities. Obligations of certain agencies and instrumentalities of the U.S. Government are supported by the full faith and credit of the U.S. Treasury. Others are supported by the right of the issuer to borrow from the U.S. Treasury; and still others are supported only by the credit of the agency or instrumentality issuing the obligation. No assurance can be given that the U.S. Government will provide financial support to U.S. Government-sponsored instrumentalities if it is not obligated to do so by law. Certain U.S. Treasury and agency securities may be held by trusts that issue participation certificates (such as Treasury Income Growth Receipts (“TIGRs”) and Certificates of Accrual on Treasury certificates (“CATs”)). The Trust may purchase these certificates, as well as Treasury receipts and other stripped securities, which represent beneficial ownership interests in either future interest payments or the future principal payments on U.S. Government obligations. These instruments are issued at a discount to their “face value” and may (particularly in the case of stripped mortgage-backed securities) exhibit greater price volatility than ordinary debt securities because of the manner in which their principal and interest are returned to investors.

Examples of the types of U.S. Government obligations which the Trust may hold include U.S. Treasury bills, Treasury notes and Treasury bonds and the obligations of the Federal Home Loan Banks, Federal Farm Credit Banks, Federal Land Banks, Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration, FNMA, GNMA, General Services Administration, Student Loan Marketing Association, Central Bank for Cooperatives, FHLMC, Federal Intermediate Credit Banks, Maritime Administration, International Bank for Reconstruction and Development (the “World Bank”), Asian Development Bank and Inter-American Development Bank.

The Trust may purchase (i) debt securities issued by the U.S. Treasury which are direct obligations of the U.S. Government, including bills, notes and bonds, and (ii) obligations issued or guaranteed by U.S. Government-sponsored instrumentalities and federal agencies, including FNMA, the Federal Home Loan Bank and Federal Housing Administration.

Non-Investment Grade Securities

The Trust may invest in non-investment grade or “high yield” fixed income or convertible securities commonly known to investors as “junk bonds.”

High yield securities are bonds that are issued by a company whose credit rating (based on rating agencies’ evaluation of the likelihood of repayment) necessitates offering a higher coupon and yield on its issues when selling them to investors who may otherwise be hesitant in purchasing the debt of such a company. While generally providing greater income and opportunity for gain, non-investment grade debt securities may be subject to greater risks than securities which have higher credit ratings, including a higher risk of default, and their yields will fluctuate over time. High yield securities will generally be in the lower rating categories of recognized rating agencies (rated “Ba” or lower by Moody’s or “BB” or lower by S&P) or will be non-rated. The credit rating of a high yield security does not necessarily address its market value risk, and ratings may from time to time change, positively or negatively, to reflect developments regarding the issuer’s financial condition. High yield securities are considered to be speculative with respect to the capacity of the issuer to timely repay principal and pay interest or dividends in accordance with the terms of the obligation and may have more credit risk than higher rated securities.

The rating assigned by a rating agency evaluates the safety of a non-investment grade security’s principal and interest payments, but does not address market value risk. Because such ratings of the ratings agencies may not always reflect current conditions and events, in addition to using recognized rating agencies and other sources, BlackRock performs its own analysis of the issuers whose non-investment grade securities the Trust holds. Because of this, the Trust’s performance may depend more on BlackRock own credit analysis than in the case of mutual funds investing in higher-rated securities. For a description of these ratings, see Appendix A.

In selecting non-investment grade securities, BlackRock considers factors such as those relating to the creditworthiness of issuers, the ratings and performance of the securities, the protections afforded the securities and the diversity of the Trust. BlackRock continuously monitors the issuers of non-investment grade securities held by the Trust for their ability to make required principal and interest payments, as well as in an effort to control the liquidity of the Trust so that it can make distributions. If a security’s rating is reduced below the minimum credit rating that is permitted for the Trust, BlackRock will consider whether the Trust should continue to hold the security.

The costs attributable to investing in the high yield markets are usually higher for several reasons, such as higher investment research costs and higher commission and transaction costs.

The lowest rated bonds in which the Trust may invest are securities rated in the category C or determined by BlackRock to be of comparable quality. Securities rated C are considered highly speculative and may be used to cover a situation where the issuer has filed a bankruptcy petition but debt service payments are continued. While such debt will likely have some quality and protective characteristics, those are outweighed by large uncertainties or major risk exposure to adverse conditions.

Foreign Securities

The Trust may invest up to 10% of its total assets in securities issued by foreign governments or companies, which may be denominated in U.S. or foreign currencies. Although the Trust intends to invest primarily in securities of governments or established companies based in developed countries, the value of the Trust’s investments may be adversely affected by changes in political or social conditions, diplomatic relations, confiscatory taxation, expropriation, nationalization, limitation on the removal of funds or assets, or imposition of (or change in) exchange control or tax regulations in those foreign countries. In addition, changes in government administrations or economic or monetary policies in the United States or abroad could result in appreciation or depreciation of Trust securities and could favorably or unfavorably affect the Trust’s operations. Furthermore, the economies of individual foreign nations may differ from the U.S. economy, whether favorably or unfavorably, in areas such as growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. It may also be more difficult to obtain and enforce a judgment against a foreign issuer. In general, less information is publicly available with respect to foreign issuers than is available with respect to U.S. companies. Most foreign companies are also not subject to the uniform accounting and financial reporting requirements applicable to issuers in the United States. Any foreign investments made by the Trust must be made in compliance with U.S. and foreign currency restrictions and tax laws restricting the amounts and types of foreign investments.

Because foreign securities generally are denominated and pay dividends or interest in foreign currencies, and the Trust may hold various foreign currencies from time to time, the value of the net assets of the Trust as measured in U.S. dollars will be affected favorably or unfavorably by changes in exchange rates. Generally, the Trust’s currency exchange transactions will be conducted on a spot (i.e., cash) basis at the spot rate prevailing in the currency exchange market. The cost of the Trust’s currency exchange transactions will generally be the difference between the bid and offer spot rate of the currency being purchased or sold. In order to protect against uncertainty in the level of future foreign currency exchange, the Trust is authorized to enter into certain foreign currency exchange transactions.

The Trust may invest in both sponsored and unsponsored American Depository Receipts (“ADRs”), European Depository Receipts (“EDRs”), Global Depository Receipts (“GDRs”) and other similar global instruments. ADRs typically are issued by an American bank or trust company and evidence ownership of underlying securities issued by a foreign corporation. EDRs, which are sometimes referred to as Continental Depository Receipts, are receipts issued in Europe, typically by foreign banks and trust companies, that evidence ownership of either foreign or domestic underlying securities. GDRs are depository receipts structured like global debt issues to facilitate trading on an international basis. Unsponsored ADR, EDR and GDR programs are organized independently and without the cooperation of the issuer of the underlying securities. As a result, available information concerning the issuer may not be as current as for sponsored ADRs, EDRs and GDRs, and the prices of unsponsored ADRs, EDRs and GDRs may be more volatile than if such instruments were sponsored by the issuer.

The Trust may also invest in issuers located in emerging market countries. Investment in securities of issuers based in emerging markets entails all of the risks of investing in securities of foreign issuers outlined in the above section to a heightened degree. In addition to brokerage commissions, custodial services and other costs relating to investment in emerging markets are generally more expensive than in the United States. Such markets have been unable to keep pace with the volume of securities transactions, making it difficult to conduct such transactions. The inability of the Trust to make intended securities purchases due to settlement problems could cause the Trust to miss attractive investment opportunities. An inability to dispose of a security due to settlement problems could result in losses to the Trust due to subsequent declines in the value of the security.

Equity Portfolio

Generally, under normal market conditions, the Trust invests at least 40% and up to 60% of its net assets (23.67% to 67.33% of its total assets) in dividend paying stocks issued by companies that the Wellington Management believes to be financially sound but currently out of favor. Wellington Management invests primarily in dividend paying companies with market capitalizations above $2 billion with currently depressed stock price and below average valuation ratios. Wellington Management uses fundamental research and security valuation to examine each company prior to buying such company’s stocks. The Trust’s equity portfolio is invested primarily in common stock.

Wellington Management uses a contrarian approach focused on longer term market drivers and seek stocks that offer above average yields, below average valuations and the potential of dividend increases in the future. Wellington Management seeks such stocks primarily in companies that are within four areas—misunderstood negative event, consolidating structures, low but improving return on capital and new or capital incentivized management. In addition, Wellington Management takes in to consideration flows of new capital into an industry. Within this context, Wellington Management’s key stock selection criterion will be total return potential. To assess the total return potential, Wellington Management analyzes a company’s fundamentals to identify the relative price/earnings ratio that the stock should command in the marketplace; compare the results and the projected earnings to the market results in a target price; compare the target price to the current price and calculate the difference or appreciation potential. The equity portfolio typically holds stocks of between fifty (50) and seventy (70) companies. Wellington Management seeks to own securities in all sectors, but can overweight or underweight securities within sectors as it identifies market opportunities, subject to a maximum industry exposure of 25% of the Trust’s total assets.

Short-Term Debt securities

For temporary defensive purposes or to keep cash on hand fully invested, the Trust may invest up to 100% of its total assets in cash equivalents and short-term debt securities. Short-term debt investments are defined to include, without limitation, the following:

(1) U.S. Government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the U.S. Treasury or by U.S. Government agencies or instrumentalities. U.S. Government securities include securities issued by (a) the Federal Housing Administration, Farmers Home

Administration, Export-Import Bank of the United States, Small Business Administration, and GNMA, whose securities are supported by the full faith and credit of the United States; (b) the Federal Home Loan Banks, Federal Intermediate Credit Banks, and Tennessee Valley Authority, whose securities are supported by the right of the agency to borrow from the U.S. Treasury; (c) the FNMA, whose securities are supported by the discretionary authority of the U.S. government to purchase certain obligations of the agency or instrumentality; and (d) the Student Loan Marketing Association, whose securities are supported only by its credit. While the U.S. Government provides financial support to such U.S. Government-sponsored agencies or instrumentalities, no assurance can be given that it always will do so since it is not so obligated by law. The U.S. Government, its agencies and instrumentalities do not guarantee the market value of their securities. Consequently, the value of such securities may fluctuate.

(2) Certificates of deposit issued against funds deposited in a bank or a savings and loan association. Such certificates are for a definite period of time, earn a specified rate of return, and are normally negotiable. The issuer of a certificate of deposit agrees to pay the amount deposited plus interest to the bearer of the certificate on the date specified thereon. Certificates of deposit purchased by the Trust may not be fully insured by the Federal Deposit Insurance Corporation.

(3) Repurchase agreements, which involve purchases of debt securities. At the time the Trust purchases securities pursuant to a repurchase agreement, it simultaneously agrees to resell and redeliver such securities to the seller, who also simultaneously agrees to buy back the securities at a fixed price and time. This assures a predetermined yield for the Trust during its holding period, since the resale price is always greater than the purchase price and reflects an agreed-upon market rate. Such actions afford an opportunity for the Trust to invest temporarily available cash. The Trust may enter into repurchase agreements only with respect to obligations of the U.S. Government, its agencies or instrumentalities; certificates of deposit; or bankers’ acceptances in which the Trust may invest. Repurchase agreements may be considered loans to the seller, collateralized by the underlying securities. The risk to the Trust is limited to the ability of the seller to pay the agreed-upon sum on the repurchase date; in the event of default, the repurchase agreement provides that the Trust is entitled to sell the underlying collateral. If the value of the collateral declines after the agreement is entered into, and if the seller defaults under a repurchase agreement when the value of the underlying collateral is less than the repurchase price, the Trust could incur a loss of both principal and interest. BlackRock monitors the value of the collateral at the time the action is entered into and at all times during the term of the repurchase agreement. BlackRock does so in an effort to determine that the value of the collateral always equals or exceeds the agreed-upon repurchase price to be paid to the Trust. If the seller were to be subject to a federal bankruptcy proceeding, the ability of the Trust to liquidate the collateral could be delayed or impaired because of certain provisions of the bankruptcy laws.

(4) Commercial paper, which consists of short-term unsecured promissory notes, including variable rate master demand notes issued by corporations to finance their current operations. Master demand notes are direct lending arrangements between the Trust and a corporation. There is no secondary market for such notes. However, they are redeemable by the Trust at any time. BlackRock will consider the financial condition of the corporation (e.g., earning power, cash flow and other liquidity ratios) and will continuously monitor the corporation’s ability to meet all of its financial obligations, because the Trust’s liquidity might be impaired if the corporation were unable to pay principal and interest on demand. Investments in commercial paper will be limited to commercial paper rated in the highest categories by a major rating agency and which mature within one year of the date of purchase or carry a variable or floating rate of interest.

Variable and Floating Rate Instruments

The Trust may purchase rated and unrated variable and floating rate instruments. These instruments may include variable amount master demand notes that permit the indebtedness thereunder to vary in addition to providing for periodic adjustments in the interest rate. The Trust may invest up to 5% of its total assets in leveraged inverse floating rate debt instruments (“inverse floaters”). The interest rate of an inverse floater resets in the opposite direction from the market rate of interest to which it is indexed. An inverse floater may be considered to be leveraged to the extent that its interest rate varies by a magnitude that exceeds the magnitude of the change in the index rate of interest. The higher degree of leverage inherent in inverse floaters is associated with greater volatility in their market values. Issuers of unrated variable and floating rate instruments must satisfy the same criteria as set forth above for the Trust. The absence of an active secondary market with respect to particular variable and floating rate instruments, however, could make it difficult for the Trust to dispose of a variable or floating rate instrument if the issuer defaulted on its payment obligation or during periods when the Trust is not entitled to exercise its demand rights.

With respect to purchasable variable and floating rate instruments, BlackRock will consider the earning power, cash flows and liquidity ratios of the issuers and guarantors of such instruments and, if the instruments are subject to a demand feature, will monitor their financial status to meet payment on demand. Such instruments may include variable amount master demand notes that permit the indebtedness thereunder to vary in addition to providing for periodic adjustments in the interest rate. The absence of an active secondary market with respect to particular variable and floating rate instruments could make it difficult for the Trust to dispose of a variable or floating rate note if the issuer defaulted on its payment obligation or during periods that the Trust is not entitled to exercise its demand rights, and the Trust could, for these or other reasons, suffer a loss with respect to such instruments. In determining average-weighted portfolio maturity, an instrument will be deemed to have a maturity equal to either the period remaining until the next interest rate adjustment or the time the Trust involved can recover payment of principal as specified in the instrument, depending on the type of instrument involved.

Derivatives

The Trust may use a variety of other investment management techniques and instruments. The Trust may purchase and sell futures contracts, enter into various interest rate transactions and may purchase and sell exchange-listed and over-the-counter put and call options on securities, financial indices and futures contracts (collectively, “Strategic Transactions”). These Strategic Transactions may be used for duration management and other risk management techniques in an attempt to protect against possible changes in the market value of the Trust’s portfolio resulting from trends in the debt and equity securities markets and changes in interest rates, to protect the Trust’s unrealized gains in the value of its portfolio securities, to facilitate the sale of such securities for investment purposes, to establish a position in the securities markets as a temporary substitute for purchasing particular securities, to adjust asset allocations and to enhance income or gain. There is no particular strategy that requires use of one technique rather than another as the decision to use any particular strategy or instrument is a function of market conditions and the composition of the portfolio. The Strategic Transactions are described below. The ability of the Trust to use them successfully will depend on the Advisor’s and the Sub-Advisors’ ability to predict pertinent market movements as well as sufficient correlation among the instruments, which cannot be assured. Inasmuch as any obligations of the Trust that arise from the use of Strategic Transactions will be covered by designating liquid assets on the books and records of the Trust or offsetting transactions, the Trust and BlackRock Advisors believe such obligations do not constitute senior securities for purposes of the Investment Company Act and, accordingly, will not treat them as being subject to its borrowing restrictions. Commodity options and futures contracts regulated by the CFTC have specific margin requirements described below and are not treated as senior securities. The use of certain Strategic Transactions may give rise to taxable income and have certain other consequences. See “Tax Matters.”

Interest Rate Transactions. The Trust may enter into interest rate swaps and the purchase or sale of interest rate caps and floors. The Trust expects to enter into these transactions primarily to preserve a return or spread on a particular investment or portion of its portfolio as a duration management technique or to protect against any increase in the price of securities the Trust anticipates purchasing at a later date. The Trust will ordinarily use these transactions as for duration or risk management although it is permitted to enter into them to enhance income or gain. The Trust will not sell interest rate caps or floors that it does not own. Interest rate swaps involve the exchange by the Trust with another party of their respective commitments to pay or receive interest, e.g., an exchange of floating rate payments for fixed rate payments with respect to a notional amount of principal. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling such interest rate floor.

The Trust may enter into interest rate swaps, caps and floors on either an asset-based or liability-based basis, and will usually enter into interest rate swaps on a net basis, i.e., the two payment streams are netted out, with the Trust receiving or paying, as the case may be, only the net amount of the two payments on the payment dates. The Trust will accrue the net amount of the excess, if any, of the Trust’s obligations over its entitlements with respect to each interest rate swap on a daily basis and will designate on its books and records with a custodian an amount of cash or liquid high grade securities having an aggregate net asset value at all times at least equal to the accrued excess. The Trust will not enter into any interest rate swap, cap or floor transaction unless the unsecured senior debt or the claims-paying ability of the other party thereto is rated in the highest rating category of at least one nationally recognized statistical rating organization at the time of entering into such transaction. If there is a default by the other party to such a transaction, the Trust will have contractual remedies pursuant to the agreements related to the transaction.

Futures Contracts and Options on Futures Contracts. The Trust may also enter into contracts for the purchase or sale for future delivery (“futures contracts”) of debt and equity securities, aggregates of debt and equity securities or indices or prices thereof, other financial indices and U.S. Government debt securities or options on the above. The Trust will ordinarily engage in such transactions only for risk management (including duration management) and other portfolio management purposes. However, the Trust is also permitted to enter into such transactions to enhance income or gain, in accordance with the rules and regulations of the CFTC.

Calls on Securities, Indices and Futures Contracts. The Trust may sell or purchase call options (“calls”) on bonds and indices based upon the prices of futures contracts and debt and equity securities that are traded on U.S. and foreign securities exchanges and in the over-the-counter markets. A call gives the purchaser of the option the right to buy, and obligates the seller to sell, the underlying security, futures contract or index at the exercise price at any time or at a specified time during the option period. All such calls sold by the Trust must be “covered” as long as the call is outstanding (i.e., the Trust must own the securities or futures contract subject to the call or other securities acceptable for applicable escrow requirements). A call sold by the Trust exposes the Trust during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security, index or futures contract and may require the Trust to hold a security or futures contract which it might otherwise have sold. The purchase of a call gives the Trust the right to buy a security, futures contract or index at a fixed price. Calls on futures on bonds must also be covered by deliverable securities or the futures contract or by liquid high grade debt securities segregated to satisfy the Trust’s obligations pursuant to such instruments.

Puts on Securities, Indices and Futures Contracts. The Trust may purchase put options (“puts”) that relate to bonds (whether or not it holds such securities in its portfolio), indices or futures contracts. The Trust may also sell puts on bonds, indices or futures contracts on such securities if the Trust’s contingent obligations on such puts are secured by segregated assets consisting of cash or liquid high grade debt securities having a value not less than the exercise price. The Trust will not sell puts if, as a result, more than 50% of the Trust’s total assets would be required to cover its potential obligations under its hedging and other investment transactions. In selling puts, there is a risk that the Trust may be required to buy the underlying security at a price higher than the current market price.

Appendix C contains further information about the characteristics, risks and possible benefits of Strategic Transactions and the Trust’s other policies and limitations (which are not fundamental policies) relating to investment in futures contracts and options. The principal risks relating to the use of futures contracts and other Strategic Transactions are: (a) less than perfect correlation between the prices of the instrument and the market value of the securities in the Trust’s portfolio; (b) possible lack of a liquid secondary market for closing out a position in such instruments; (c) losses resulting from interest rate or other market movements not anticipated by BlackRock Advisors and/or BlackRock Financial Management; and (d) the obligation to meet additional variation margin or other payment requirements, all of which could result in the Trust being in a worse position than if such techniques had not been used.

To maintain greater flexibility, the Trust may invest in instruments which have the characteristics of futures contracts. These instruments may take a variety of forms, such as bonds with interest or principal payments determined by reference to the value of a commodity at a future point in time. The risks of such investments could reflect the risks of investing in futures and securities, including volatility and illiquidity.

Certain provisions of the Code may restrict or affect the ability of the Trust to engage in Strategic Transactions. See “Tax Matters.”

Forward Currency Contracts

The Trust may enter into forward currency contracts to purchase or sell foreign currencies for a fixed amount of U.S. dollars or another foreign currency. A forward currency contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days (term) from the date of the forward currency contract agreed upon by the parties, at a price set at the time the forward currency contract is entered into. Forward currency contracts are traded directly between currency traders (usually large commercial banks) and their customers.

The Trust may purchase a forward currency contract to lock in the U.S. dollar price of a security denominated in a foreign currency that the Trust intends to acquire. The Trust may sell a forward currency contract to lock in the U.S. dollar equivalent of the proceeds from the anticipated sale of a security or a dividend or interest payment denominated in a foreign currency. The Trust may also use forward currency contracts to shift the Trust’s exposure to foreign currency exchange rate changes from one currency to another. For example, if the Trust owns securities denominated in a foreign currency and the Advisor or the Sub-Advisors believe that currency will decline relative to another currency, the Trust might enter into a forward currency contract to sell the appropriate amount of the first foreign currency with payment to be made in the second currency. The Trust may also purchase forward currency contracts to enhance income when the Advisor or a Sub-Advisor anticipates that the foreign currency will appreciate in value but securities denominated in that currency do not present attractive investment opportunities.

The Trust may also use forward currency contracts to hedge against a decline in the value of existing investments denominated in a foreign currency. Such a hedge would tend to offset both positive and negative currency fluctuations, but would not offset changes in security values caused by other factors. The Trust could also hedge the position by entering into a forward currency contract to sell another currency expected to perform similarly to the currency in which the Trust’s existing investments are denominated. This type of hedge could offer advantages in terms of cost, yield or efficiency, but may not hedge currency exposure as effectively as a simple hedge into U.S. dollars. This type of hedge may result in losses if the currency used to hedge does not perform similarly to the currency in which the hedged securities are denominated.

The Trust may also use forward currency contracts in one currency or a basket of currencies to attempt to hedge against fluctuations in the value of securities denominated in a different currency if the Advisor or a Sub-Advisor anticipates that there will be a correlation between the two currencies.

The cost to the Trust of engaging in forward currency contracts varies with factors such as the currency involved, the length of the contract period and the market conditions then prevailing. Because forward currency contracts are usually entered into on a principal basis, no fees or commissions are involved. When the Trust enters into a forward currency contract, it relies on the counterparty to make or take delivery of the underlying currency at the maturity of the contract. Failure by the counterparty to do so would result in the loss of some or all of any expected benefit of the transaction.

Secondary markets generally do not exist for forward currency contracts, with the result that closing transactions generally can be made for forward currency contracts only by negotiating directly with the counterparty. Thus, there can be no assurance that the Trust will in fact be able to close out a forward currency contract at a favorable price prior to maturity. In addition, in the event of insolvency of the counterparty, the Trust might be unable to close out a forward currency contract. In either event, the Trust would continue to be subject to market risk with respect to the position, and would continue to be required to maintain a position in securities denominated in the foreign currency or to maintain cash or liquid assets in a segregated account.

The precise matching of forward currency contract amounts and the value of the securities involved generally will not be possible because the value of such securities, measured in the foreign currency, will change after the forward currency contract has been established. Thus, the Trust might need to purchase or sell foreign currencies in the spot (cash) market to the extent such foreign currencies are not covered by forward currency contracts. The projection of short term currency market movements is extremely difficult, and the successful execution of a short term hedging strategy is highly uncertain.

Short Sales

The Trust may make short sales of bonds and equity securities. A short sale is a transaction in which the Trust sells a security it does not own in anticipation that the market price of that security will decline. The Trust may make short sales to hedge positions, for duration and risk management, in order to maintain portfolio flexibility or to enhance income or gain.

When the Trust makes a short sale, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale as collateral for its obligation to deliver the security upon conclusion of the sale. The Trust may have to pay a fee to borrow particular securities and is often obligated to pay over any payments received on such borrowed securities.

The Trust’s obligation to replace the borrowed security will be secured by collateral deposited with the broker-dealer, usually cash, U.S. Government securities or other liquid securities. The Trust will also be required to designate on its books and records similar collateral with its custodian to the extent, if any, necessary so that the aggregate collateral value is at all times at least equal to the current market value of the security sold short. Depending on arrangements made with the broker-dealer from which it borrowed the security regarding payment over of any payments received by the Trust on such security, the Trust may not receive any payments (including interest) on its collateral deposited with such broker-dealer.

If the price of the security sold short increases between the time of the short sale and the time the Trust replaces the borrowed security, the Trust will incur a loss; conversely, if the price declines, the Trust will realize a gain. Any gain will be decreased, and any loss increased, by the transaction costs described above. Although the Trust’s gain is limited to the price at which it sold the security short, its potential loss is theoretically unlimited.

The Trust will not make a short sale if, after giving effect to such sale, the market value of all securities sold short exceeds 25% of the value of its total assets or the Trust’s aggregate short sales of a particular class of securities exceeds 25% of the outstanding securities of that class. The Trust may also make short sales “against the box” without respect to such limitations. In this type of short sale, at the time of the sale, the Trust owns or has the immediate and unconditional right to acquire at no additional cost the identical security.

Dollar Roll Transactions

To take advantage of attractive opportunities in the bond market and to enhance current income, the Trust may enter into dollar roll transactions. A dollar roll transaction involves a sale by the Trust of a mortgage-backed or other security concurrently with an agreement by the Trust to repurchase a similar security at a later date at an agreed-upon price. The securities that are repurchased will bear the same interest rate and stated maturity as those sold, but pools of mortgages collateralizing those securities may have different prepayment histories than those sold. During the period between the sale and repurchase, the Trust will not be entitled to receive interest and principal payments on the securities sold. Proceeds of the sale will be invested in additional instruments for the Trust, and the income from these investments will generate income for the Trust. If such income does not exceed the income, capital appreciation and gain or loss that would have been realized on the securities sold as part of the dollar roll, the use of this technique will diminish the investment performance of the Trust compared with what the performance would have been without the use of dollar rolls. At the time the Trust enters into a dollar roll transaction, it will place in a segregated account maintained with its custodian cash, U.S. Government securities or other liquid securities having a value equal to the repurchase price (including accrued interest) and will subsequently monitor the account to ensure that its value is maintained. The Trust’s dollar rolls, together with its reverse repurchase agreements, the issuance of Leverage Securities and other borrowings, will not exceed, in the aggregate, 33 1/3% of the value of its total assets.

Dollar roll transactions involve the risk that the market value of the securities the Trust is required to purchase may decline below the agreed upon repurchase price of those securities. The Trust’s right to purchase or repurchase securities may be restricted. Successful use of mortgage dollar rolls may depend upon BlackRock’s ability to correctly predict interest rates and prepayments. There is no assurance that dollar rolls can be successfully employed.

Other Investment Policies and Techniques

Restricted and Illiquid Securities

Certain of the Trust’s investments may be illiquid. Illiquid securities are subject to legal or contractual restrictions on disposition or lack an established secondary trading market. The sale of restricted and illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over-the-counter markets. Restricted securities may sell at a price lower than similar securities that are not subject to restrictions on resale.

When-Issued and Forward Commitment Securities

The Trust may purchase securities on a “when-issued” basis and may purchase or sell securities on a “forward commitment” basis in order to acquire the security or to hedge against anticipated changes in interest rates and prices. When such transactions are negotiated, the price, which is generally expressed in yield terms, is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. When-issued securities and forward commitments may be sold prior to the settlement date, but the Trust will enter into when-issued and forward commitments only with the intention of actually receiving or delivering the securities, as the case may be. If the Trust disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it might incur a gain or loss. At the time the Trust enters into a transaction on a when-issued or forward commitment basis, it will designate on its books and records cash or liquid debt securities equal to at least the value of the when-issued or forward commitment securities. The value of these assets will be monitored daily to ensure that their marked to market value will at all times equal or exceed the corresponding obligations of the Trust. There is always a risk that the securities may not be delivered and that the Trust may incur a loss. Settlements in the ordinary course, which may take substantially more than five business days, are not treated by the Trust as when-issued or forward commitment transactions and accordingly are not subject to the foregoing restrictions.

Borrowing

The Trust may borrow money to the extent permitted under the Investment Company Act, as interpreted, modified or otherwise permitted by regulatory authority having jurisdiction from time to time. The Trust may from time to time borrow money to add leverage to the portfolio. The Trust may also borrow money for temporary administrative purposes and to repurchase shares.

Under the Investment Company Act, the Trust generally is not permitted to engage in borrowings unless immediately after a borrowing the value of the Trust’s total assets less liabilities (other than the borrowing) is at least 300% of the principal amount of such borrowing (i.e., such principal amount may not exceed 33 1/3% of the Trust’s total assets). In addition, the Trust is not permitted to declare any cash dividend or other distribution on common shares unless, at the time of such declaration, the value of the Trust’s total assets, less liabilities other than borrowing, is at least 300% of such principal amount. If the Trust borrows, it intends, to the extent possible, to prepay all or a portion of the principal amount of the borrowing to the extent necessary in order to maintain the required asset coverage. Failure to maintain certain asset coverage requirements could result in an event of default.

As described elsewhere in this Statement of Additional Information, the Trust also may enter into certain transactions, including derivative instruments, that can constitute a form of borrowing or financing transaction by the Trust. The Trust may enter into these transactions in order to add leverage to the portfolio. The Trust may (but is not required to) cover its commitment under these instruments by the segregation of assets determined to be liquid by the Trust in accordance with procedures adopted by the Trustees, equal in value to the amount of the Trust’s commitment, or by entering into offsetting transactions or owning positions covering its obligations. In that case, the instruments will not be considered “senior securities” under the Investment Company Act for purposes of the asset coverage requirements otherwise applicable to borrowings by the Trust or the Trust’s issuance of preferred shares. Borrowing will tend to exaggerate the effect on net asset value of any increase or decrease in the market value of the Trust’s portfolio. Money borrowed will be subject to interest costs that may or may not be recovered by appreciation of the securities purchased. The Trust also may be required to maintain minimum average balances in connection with such borrowing or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate.

Reverse Repurchase Agreements

The Trust may enter into reverse repurchase agreements with respect to its portfolio investments subject to the investment restrictions set forth herein. Reverse repurchase agreements involve the sale of securities held by the Trust with an agreement by the Trust to repurchase the securities at an agreed upon price, date and interest payment. At the time the Trust enters into a reverse repurchase agreement, it may designate on its books and records liquid instruments having a value not less than the repurchase price (including accrued interest). If the Trust establishes and maintains such a segregated account, a reverse repurchase agreement will not be considered a borrowing by the Trust; however, under certain circumstances in which the Trust does not establish and maintain such a segregated account, such reverse repurchase agreement will be considered a borrowing for the purpose of the Trust’s limitation on borrowings. The use by the Trust of reverse repurchase agreements involves many of the same risks of leverage since the proceeds derived from such reverse repurchase agreements may be invested in additional securities. Reverse repurchase agreements involve the risk that the market value of the securities acquired in connection with the reverse repurchase agreement may decline below the price of the securities the Trust has sold but is obligated to repurchase. Also, reverse repurchase agreements involve the risk that the market value of the securities retained in lieu of sale by the Trust in connection with the reverse repurchase agreement may decline in price.

If the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, such buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the Trust’s obligation to repurchase the securities, and the Trust’s use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision. Also, the Trust would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the securities subject to such agreement.

Repurchase Agreements

As temporary investments, the Trust may invest in repurchase agreements. A repurchase agreement is a contractual agreement whereby the seller of securities agrees to repurchase the same security at a specified price on a future date agreed upon by the parties. The agreed-upon repurchase price determines the yield during the Trust’s holding period. Repurchase agreements are considered to be loans collateralized by the underlying security that is the subject of the repurchase contract. The Trust will only enter into repurchase agreements with registered securities dealers or domestic banks that, in the opinion of the Advisor or a Sub-Advisor, present minimal credit risk. The risk to the Trust is limited to the ability of the issuer to pay the agreed-upon repurchase price on the delivery date; however, although the value of the underlying collateral at the time the transaction is entered into always equals or exceeds the agreed-upon repurchase price, if the value of the collateral declines there is a risk of loss of both principal and interest. In the event of default, the collateral may be sold but the Trust might incur a loss if the value of the collateral declines, and might incur disposition costs or experience delays in connection with liquidating the collateral. In addition, if bankruptcy proceedings are commenced with respect to the seller of the security, realization upon the collateral by the Trust may be delayed or limited. The Advisor or the Sub-Advisors will monitor the value of the collateral at the time the transaction is entered into and at all times subsequent during the term of the repurchase agreement in an effort to determine that such value always equals or exceeds the agreed-upon repurchase price. In the event the value of the collateral declines below the repurchase price, the Advisor or a Sub-Advisor will demand additional collateral from the issuer to increase the value of the collateral to at least that of the repurchase price, including interest.

Pay-In-Kind Bonds

The Trust may invest in pay-in-kind, or “PIK,” bonds. PIK bonds are bonds which pay interest through the issuance of additional debt or equity securities. Similar to zero coupon obligations, PIK bonds also carry additional risk as holders of these types of securities realize no cash until the cash payment date unless a portion of such securities is sold and, if the issuer defaults, the Trust may obtain no return at all on its investment. The market price of PIK bonds is affected by interest rate changes to a greater extent, and therefore tends to be more volatile, than that of securities which pay interest in cash. Additionally, current federal tax law requires the holder of certain PIK bonds to accrue income with respect to these securities prior to the receipt of cash payments. To maintain its qualification as a regulated investment company and avoid liability for federal income and excise taxes, the Trust may be required to distribute income accrued with respect to these securities and may have to dispose of portfolio securities under disadvantageous circumstances in order to generate cash to satisfy these distribution requirements.

Brady Bonds

The Trust’s emerging market debt securities may include emerging market governmental debt obligations commonly referred to as Brady Bonds. Brady Bonds are debt securities, generally denominated in U.S. dollars, issued under the framework of the Brady Plan, an initiative announced by U.S. Treasury Secretary Nicholas F. Brady in 1989 as a mechanism for debtor nations (primarily emerging market countries) to restructure their outstanding external indebtedness (generally, commercial bank debt). Brady Bonds are created through the exchange of existing commercial bank loans to foreign entities for new obligations in connection with debt restructuring. A significant amount of the Brady Bonds that the Trust may purchase have no or limited collateralization, and the Trust will be relying for payment of interest and (except in the case of principal collateralized Brady Bonds) principal primarily on the willingness and ability of the foreign government to make payment in accordance with the terms of the Brady Bonds. A substantial portion of the Brady Bonds and other sovereign debt securities in which the Trust may invest are likely to be acquired at a discount.

Collateralized Bond Obligations

The Trust may invest in collateralized bond obligations (“CBOs”), which are structured products backed by a diversified pool of high yield public or private income securities. The pool of high yield securities is typically separated into tranches representing different degrees of credit quality. The top tranche of CBOs, which represents the highest credit quality in the pool, has the greatest collateralization and pays the lowest interest rate. Lower CBO tranches represent lower degrees of credit quality and pay higher interest rates to compensate for the attendant risks. The bottom tranche specifically receives the residual interest payments (i.e., money that is left over after the higher tiers have been paid) rather than a fixed interest rate. The return on the bottom tranche of CBOs is especially sensitive to the rate of defaults in the collateral pool.

Mezzanine Investments

The Trust may invest in certain high yield securities known as mezzanine investments, which are subordinated debt securities which are generally issued in private placements in connection with an equity security (e.g., with attached warrants). Such mezzanine investments may be issued with or without registration rights. Similar to other high yield securities, maturities of mezzanine investments are typically seven to ten years, but the expected average life is significantly shorter at three to five years. Mezzanine investments are usually unsecured and subordinate to other obligations of the issuer.

Loan Participations and Assignments

The Trust may invest in fixed and floating rate loans (“Loans”) arranged through private negotiations between a corporation or foreign government and one or more financial institutions (“Lenders”). The Trust’s investments in Loans are expected in most instances to be in the form of participations in Loans (“Participations”) and assignments of all or a portion of Loans (“Assignments”) from third parties. Participations typically will result in the Trust having a contractual relationship only with the Lender not the borrower. The Trust will have the right to receive payments of principal, interest and any fees to which it is entitled only from the Lender selling the Participation and the Trust and only upon receipt by the Lender of the payments by the borrower. In connection with purchasing Participations, the Trust generally has no direct right to enforce compliance by the borrower with the terms of the loan agreement relating to the Loan (“Loan Agreement”), nor any rights of set-off against the borrower, and the Trust may not directly benefit from any collateral supporting the Loan in which it has purchased the Participation. As a result the Trust will assume the credit risk of both the borrower and the Lender that is selling the Participation. In the event of the insolvency of the Lender selling a Participation, the Trust may be treated as a general creditor of the Lender and may not benefit from any set-off between the Lender and the borrower. The Trust will acquire Participations only if the Lender interpositioned between the Trust and the borrower is determined by BlackRock to be creditworthy. When the Trust purchases Assignments from Lenders, the Trust will acquire direct rights against the borrower on the Loan. However, since Assignments are arranged through private negotiations between potential assignees and assignors, the rights and obligations acquired by the Trust as the purchaser of an Assignment may differ from, and be more limited than, those held by the assigning Lender.

The Trust may have difficulty disposing of Assignments and Participations. Because there is no liquid market for such securities, the Trust anticipates that such securities could be sold only to a limited number of institutional investors. The lack of a liquid secondary market will have an adverse impact on the value of such securities and on the Trust’s ability to dispose of particular Assignments or Participations when necessary to meet the Trust’s liquidity needs or in response to a specific economic event, such as a deterioration in the creditworthiness of the borrower. The lack of a liquid secondary market for Assignments and Participations also may make it more difficult for the Trust to assign a value to those securities for purposes of valuing the Trust’s portfolio and calculating its net asset value.

Convertible Securities

The Trust may invest in convertible securities. A convertible security is a bond, debenture, note, preferred stock or other security that may be converted into or exchanged for a prescribed amount of common stock or other equity security of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles the holder to receive interest paid or accrued on debt or the dividend paid on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities have characteristics similar to nonconvertible fixed-debt securities in that they ordinarily provide a stable stream of income with generally higher yields than those of common stocks of the same or similar issuers, but lower yields than comparable nonconvertible securities. The value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. Convertible securities rank senior to common stock in a corporation’s capital structure but are usually subordinated to comparable nonconvertible securities. Convertible securities may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. The Trust will treat investments in convertible debt securities as debt securities for purposes of its investment policies.

Warrants

The Trust may acquire warrants for equity securities and debt securities that are acquired as units with debt securities. Warrants are securities permitting, but not obligating, their holder to subscribe to other securities. Warrants do not carry with them the right to dividends or voting rights with respect to the securities that they entitle their holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants may be considered more speculative than certain other types of investments. In addition, the value of a warrant does not necessarily change with the value of the underlying securities and a warrant ceases to have value if it is not exercised prior to its expiration date. The Trust does not intend to retain in it portfolio any common stock received upon the exercise of a warrant and will sell the common stock as promptly as practicable and in the manner that it believes will reduce its risk of a loss in connection with the sale.

Project Loans

The Trust may invest in project loans, which are debt securities of issuers whose revenues are primarily derived from mortgage loans to multi-family, nursing home and other real estate development projects. The principal payments on these mortgage loans will be insured by agencies and authorities of the U.S. Government.

Stripped, Zero Coupons and Deferred Payment Obligations

To the extent consistent with its investment objectives, the Trust may purchase Treasury receipts and other “stripped” securities that evidence ownership in either the future interest payments or the future principal payments on U.S. Government and other obligations. These participants, which may be issued by the U.S. Government (or a U.S. Government agency or instrumentality) or by private issuers such as banks and other institutions, are issued at a discount to their “face value,” and may include SMBS. Stripped securities, particularly SMBS, may exhibit greater price volatility than ordinary debt securities because of the manner in which their principal and interest are returned to investors, and they are often illiquid.

SMBS are usually structured with two or more classes that receive different proportions of the interest and principal distributions from a pool of mortgage-backed obligations. A common type of SMBS will have one class receiving all of the interest, while the other class receives all of the principal. However, in some cases, one class will receive some of the interest and most of the principal while the other class will receive most of the interest and the remainder of the principal. If the underlying obligations experience greater than anticipated prepayments of principal, the Trust may fail to fully recoup its initial investment. The market value of SMBS can be extremely volatile in response to changes in interest rates. The yields on a class of SMBS that receives all or most of the interest are generally higher than prevailing market yields on other mortgage-related obligations because their cash flow patterns are also more volatile and there is a greater risk that the initial investment will not be fully recouped.

The Trust may invest in zero-coupon bonds, which are normally issued at a significant discount from face value and do not provide for periodic interest payments. Zero-coupon bonds may experience greater volatility in market value than similar maturity debt obligations which provide for regular interest payments. Additionally, current federal tax law requires the holder of certain zero-coupon bonds to accrue income with respect to these securities prior to the receipt of cash payments. To maintain its qualification as a regulated investment company and to potentially avoid liability for federal income and excise taxes, the Trust may be required to distribute income accrued with respect to these securities and may have to dispose of Trust securities under disadvantageous circumstances in order to generate cash to satisfy these distribution requirements. See “Tax Matters.”

The Trust may invest in deferred payment securities. Deferred payment securities are securities that remain Zero-Coupon Securities until a predetermined date, at which time the stated coupon rate becomes effective and interest becomes payable at regular intervals. Deferred payment securities are subject to greater fluctuations in value and may have lesser liquidity in the event of adverse market conditions than comparably rated securities paying cash interest at regular interest payment periods.

Lending of Securities

The Trust may lend its portfolio securities to banks or dealers which meet the creditworthiness standards established by the board of trustees of the Trust (“Qualified Institutions”). By lending its portfolio securities, the Trust attempts to increase its income through the receipt of interest on the loan. Any gain or loss in the market price of the securities loaned that may occur during the term of the loan will be for the account of the Trust. The Trust may lend its portfolio securities so long as the terms and the structure of such loans are not inconsistent with requirements of the Investment Company Act, which currently require that (i) the borrower pledge and maintain with the Trust collateral consisting of cash, a letter of credit issued by a domestic U.S. bank, or securities issued or guaranteed by the U.S. Government having a value at all times not less than 100% of the value of the securities loaned, (ii) the borrower add to such collateral whenever the price of the securities loaned rises (i.e., the value of the loan is “marked to the market” on a daily basis), (iii) the loan be made subject to termination by the Trust at any time and (iv) the Trust receive reasonable interest on the loan (which may include the Trust’s investing any cash collateral in interest bearing short term investments), any distributions on the loaned securities and any increase in their market value. The Trust will not lend portfolio securities if, as a result, the aggregate of such loans exceeds 33 1/3% of the value of the Trust’s total assets (including such loans). Loan arrangements made by the Trust will comply with all other applicable regulatory requirements. All relevant facts and circumstances, including the creditworthiness of the Qualified Institution, will be monitored by the Advisors, and will be considered in making decisions with respect to lending securities, subject to review by the Trust’s board of trustees.

The Trust may pay reasonable negotiated fees in connection with loaned securities, so long as such fees are set forth in a written contract and approved by the Trust’s board of trustees. In addition, voting rights may pass with the loaned securities, but if a material event were to occur affecting such a loan, the loan must be called and the securities voted.

Other Hybrid Instruments

The Trust may invest in other types of “hybrid” instruments that combine the characteristics of securities, futures, and options. For example, the principal amount or interest rate of a hybrid could be tied (positively or negatively) to the price of some securities index or another interest rate (each a “benchmark”). The interest rate or (unlike most debt obligations) the principal amount payable at maturity of a hybrid security may be increased or decreased, depending on changes in the value of the benchmark. Hybrids can be used as an efficient means of pursuing a variety of investment goals, including duration management and increased total return. Hybrids may not bear interest or pay dividends. The value of a hybrid or its interest rate may be a multiple of a benchmark and, as a result, may be leveraged and move (up or down) more steeply and rapidly than the benchmark. These benchmarks may be sensitive to economic and political events that cannot be readily foreseen by the purchaser of a hybrid. Under certain conditions, the redemption value of a hybrid could be zero. Thus, an investment in a hybrid may entail significant market risks that are not associated with a similar investment in a traditional, U.S. dollar-denominated bond that has a fixed principal amount and pays a fixed rate or floating rate of interest. The purchase of hybrids also exposes the Trust to the credit risk of the issuer of the hybrids. These risks may cause significant fluctuations in the net asset value of the Trust.

Certain issuers of structured products, such as hybrid instruments, may be deemed to be investment companies as defined in the Investment Company Act. As a result, the Trust’s investments in these products may be subject to limits applicable to investments in investment companies and may be subject to restrictions contained in the Investment Company Act.

Management of the Trust

Investment Management Agreement

Although BlackRock Advisors intends to devote such time and effort to the business of the Trust as is reasonably necessary to perform its duties to the Trust, the services of BlackRock Advisors are not exclusive and BlackRock Advisors provides similar services to other investment companies and other clients and may engage in other activities.

The investment management agreement also provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations thereunder, BlackRock Advisors is not liable to the Trust or any of the Trust’s shareholders for any act or omission by BlackRock Advisors in the supervision or management of its respective investment activities or for any loss sustained by the Trust or the Trust’s shareholders and provides for indemnification by the Trust of BlackRock Advisors, its directors, officers, employees, agents and control persons for liabilities incurred by them in connection with their services to the Trust, subject to certain limitations and conditions.

The investment management agreement was approved by the Trust’s board of trustees at an in-person meeting of the board of trustees held on February 21, 2003, including a majority of the trustees who are not parties to the agreement or interested persons of any such party (as such term is defined in the Investment Company Act). This agreement provides for the Trust to pay an annual management fee in a maximum amount equal to 0.70% of the average daily value of the Trust’s total assets. In approving this agreement the board of trustees considered, among other things, the nature and quality of services to be provided by BlackRock Advisors, the profitability to BlackRock Advisors of its relationship with the Trust, economies of scale and comparative fees and expense ratios.

The investment management agreement was approved by the sole common shareholder of the Trust as of April 16, 2003. The investment management agreement will continue in effect for a period of two years from its effective date, and if not sooner terminated, will continue in effect for successive periods of 12 months thereafter, provided that each continuance is specifically approved at least annually by both (1) the vote of a majority of the Trust’s board of trustees or the vote of a majority of the outstanding voting securities of the Trust at the time outstanding and entitled to vote (as such term is defined in the Investment Company Act) and (2) by the vote of a majority of the trustees who are not parties to the investment management agreement or interested persons (as such term is defined in the Investment Company Act) of any such party, cast in person at a meeting called for the purpose of voting on such approval. The investment management agreement may be terminated as a whole at any time by the Trust, without the payment of any penalty, upon the vote of a majority of the Trust’s board of trustees or a majority of the outstanding voting securities of the Trust or by BlackRock Advisors, on 60 days’ written notice by either party to the other which can be waived by the non-terminating party. The investment management agreement will terminate automatically in the event of its assignment (as such term is defined in the Investment Company Act and the rules thereunder).

For the fiscal year ended December 31, 2003, the Trust paid investment advisory fees in the amount of $268,394 ($250,416 after expense reimbursements) to the Advisor of which $47,579 was paid to BlackRock Financial Management and $134,197 was paid to Wellington Management.

The Advisor has voluntarily agreed to reimburse the Trust for operating expenses to the extent necessary to assure that other expenses of the Trust do not exceed 0.70% of the Trust’s average daily net assets attributable to its common shares. “Other Expenses” means the total expenses excluding interest expense, organizational expense, investment advisory fee and distribution and servicing fees. For the period ended December 31, 2003, the Advisor reimbursed the Trust in the amount of $17,978.

BlackRock Financial Management Investment Sub-Advisory Agreement

BlackRock Financial Management, one of the Trust’s Sub-Advisors, is a wholly owned subsidiary of BlackRock, Inc. Pursuant to a investment sub-advisory agreement, BlackRock Advisors has appointed BlackRock Financial Management, one of its affiliates, to perform certain of the day-to-day investment management of the Trust. BlackRock Financial Management will receive a portion of the management fee paid by the Trust to BlackRock Advisors. From the management fees, BlackRock Advisors pays BlackRock Financial Management, for serving as Sub-Advisor, a fee equal to 19% of the monthly management fees received by BlackRock Advisors (net of BlackRock Advisors’ voluntary expense reimbursement).

The investment sub-advisory agreement also provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations thereunder, the Trust will indemnify BlackRock Financial Management, its directors, officers, employees, agents, associates and control persons for liabilities incurred by them in connection with their services to the Trust, subject to certain limitations.

Although BlackRock Financial Management intends to devote such time and effort to the business of the Trust as is reasonably necessary to perform its duties to the Trust, the services of BlackRock Financial Management are not exclusive and BlackRock Financial Management provides similar services to other investment companies and other clients and may engage in other activities.

The investment sub-advisory agreement was approved by the Trust’s board of trustees at an in-person meeting held on February 21, 2003, including a majority of the trustees who are not parties to the agreement or interested persons of any such party (as such term is defined in the Investment Company Act). In approving this agreement the board of trustees considered, among other things, the nature and quality of services to be provided by BlackRock Financial Management, the profitability to BlackRock Financial Management of its relationship with the Trust, economies of scale and comparative fees and expense ratios.

The investment sub-advisory agreement was approved by the sole common shareholder of the Trust as of April 16, 2003. The investment sub-advisory agreement will continue in effect for a period of two years from its effective date, and if not sooner terminated, will continue in effect for successive periods of 12 months thereafter, provided that each continuance is specifically approved at least annually by both (1) the vote of a majority of the Trust’s board of trustees or the vote of a majority of the outstanding voting securities of the Trust at the time outstanding and entitled to vote (as defined in the Investment Company Act) and (2) by the vote of a majority of the trustees who are not parties to such agreement or interested persons (as such term is defined in the Investment Company Act) of any such party, cast in person at a meeting called for the purpose of voting on such approval. The investment sub-advisory agreement may be terminated as a whole at any time by the Trust or by BlackRock Advisors without the payment of any penalty, upon the vote of a majority of the Trust’s board of trustees or a majority of the outstanding voting securities of the Trusts, or BlackRock Financial Management, on 60 days’ written notice by any party to the other (which may be waived by the non-terminating party). The investment sub-advisory agreement will also terminate automatically in the event of its assignment (as such term is defined in the Investment Company Act and the rules thereunder).

Wellington Management Investment Sub-Advisory Agreement

Pursuant to a sub-investment advisory agreement, BlackRock Advisors has appointed Wellington Management to perform certain of the day-to-day investment management of the Trust. Wellington Management receives a portion of the management fee paid by the Trust to BlackRock Advisors. From the management fees, BlackRock Advisors pays Wellington Management, for serving as a Sub-Advisor, a fee equal to 50% of the Management Fee received by BlackRock Advisors (but gross of BlackRock Advisors’ voluntary expense reimbursement). Wellington Management is contractually obligated to pay 50% of the Trust’s offering expenses in excess of $0.05 per share up to a maximum amount of 50% of the total payments actually received by Wellington Management during the first twelve months of operation of the Trust.

The investment advisory sub-agreement also provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations thereunder, the Trust will indemnify Wellington Management, its partners, employees, agents, associates and control persons for liabilities incurred by them in connection with their services to the Trust, subject to certain limitations.

Although Wellington Management intends to devote such time and effort to the business of the Trust as is reasonably necessary to perform its duties to the Trust, the services of Wellington Management are not exclusive and Wellington Management provides similar services to other investment companies and other clients and may engage in other activities.

The investment sub-advisory agreement was approved by the Trust’s board of trustees at an in-person meeting held on February 21, 2003, including a majority of the trustees who are not parties to the agreement or interested persons of any such party (as such term is defined in the Investment Company Act). The investment sub-advisory agreement was approved by the sole common shareholder of the Trust as of April 16, 2003.

Trustees and Officers

The officers of the Trust manage its day-to-day operations. The officers are directly responsible to the Trust’s board of trustees which sets broad policies for the Trust and chooses its officers. The following is a list of the trustees and officers of the Trust and their present positions and principal occupations during the past five years. Trustees who are interested persons of the Trust (as defined in the Investment Company Act) are denoted by an asterisk (*). Trustees who are independent trustees (as defined in the Investment Company Act) (the “Independent Trustees”) are denoted without an asterisk. The business address of the Trust, BlackRock Advisors and their board members and officers is 100 Bellevue Parkway, Wilmington, Delaware 19809, unless specified otherwise below. The trustees listed below are either trustees or directors of other closed-end funds in which BlackRock Advisors acts as investment advisor.

Name, Address, Age, and Position(s) Held with Registrant	Term of Office and Length Time Served	Principal Occupation During the Past Five Years and Other Affiliations	Number of Portfolios in Fund Complex Overseen by Trustee or Nominee for Trustee	Other Directorships Held by Trustee
INDEPENDENT TRUSTEES:

Andrew F. Brimmer P.O. Box 4546 New York, NY 10163-4546 Age: 77 Trustee	Indefinite(1)(2)	President of Brimmer & Company, Inc., a Washington, D.C.—based economic and financial consulting film. Wilmer D. Barrett Professor of Economics, University of Massachusetts—Amherst. Former member of the Board of Governors of the Federal Reserve System. Former Chairman, District of Columbia Financial Control Board. Lead Trustee and Chairman of the Audit Committee of each of the closed-end Trusts of which the Advisor acts as investment advisor.	50	Director of CarrAmerica Realty Corporation and Borg-Warner Automotive. Former Director of AirBorne Express, BankAmerica Corporation (Bank of America), Bell South Corporation, College Retirement Equities Fund (Trustee), Commodity Exchange, Inc. (Public Governor), Connecticut Mutual Life Insurance Company, E.I. du Pont de Nemours & Company, Equitable Life Assurance Society of the United States, Gannett Company, Mercedes-Benz of North America, MNC Financial Corporation (American Security Bank), NCM Capital Management, Navistar International Corporation, PHH Corp. and UAL Corporation (United Airlines).

Richard E. Cavanagh P.O. Box 4546 New York, NY 10163-4546 Age: 57 Trustee	Indefinite(1)(2)	President and Chief Executive Officer of The Conference Board, Inc., a leading global business membership organization, from 1995-present. Former Executive Dean of the John F. Kennedy School of Government at Harvard University from 1988-1995. Acting Director, Harvard Center for Business and Government (1991-1993). Former Partner (principal) of McKinsey & Company, Inc. (1980-1988). Former Executive Director of Federal Cash Management, White House Office of Management and Budget (1977-1979). Co-author, THE WINNING PERFORMANCE (best selling management book published in 13 national editions).	50	Trustee Emeritus, Wesleyan University, Trustee, Airplanes Group, Aircraft Finance Trust (AFT) and Educational Testing Service (ETS). Director, Arch Chemicals, Fremont Group and The Guardian Life Insurance Company of America

Kent Dixon P.O. Box 4546 New York, NY 10163-4546 Age: 66 Trustee	Indefinite(1)(2)	Consultant/Investor. Former President and Chief Executive Officer of Empire Federal Savings Bank of America and Banc PLUS Savings Association. Former Chairman of the Board, President and Chief Executive Officer of Northeast Savings	50	Former Director of ISFA (the owner of INVEST, a national securities brokerage service designed for banks and thrift institutions).

Name, Address, Age, and Position(s) Held with Registrant	Term of Office and Length Time Served	Principal Occupation During the Past Five Years and Other Affiliations	Number of Portfolios in Fund Complex Overseen by Trustee or Nominee for Trustee	Other Directorships Held by Trustee
Frank J. Fabozzi P.O. Box 4546 New York, NY 10163-4546 Age: 55 Trustee	Indefinite(1)(2)	Consultant. Editor of THE JOURNAL OF PORTFOLIO MANAGEMENT and Adjunct Professor of Finance at the School of Management at Yale University. Author and editor of several books on fixed income portfolio management. Visiting Professor of Finance and Accounting at the Sloan School of Management, Massachusetts Institute of Technology from 1986 to August 1992.	50	Director, Guardian Mutual Funds Group (18 portfolios).

James Clayburn LaForce, Jr. P.O. Box 4546 New York, NY 10163-4546 Age: 75 Trustee	Indefinite(1)(2)	Dean Emeritus of The John E. Anderson Graduate School of Management, University of California since July 1, 1993. Acting Dean of The School of Business, Hong Kong University of Science and Technology 1990-1993. From 1978 to September 1993, Dean of The John E. Anderson Graduate School of Management, University of California.	50	Director of Payden & Rygel Investment Trust, Metzler-Payden Investment Trust, Advisor Series Trust, Arena Pharmaceuticals, Inc. and CancerVax Corporation

Walter F. Mondale P.O. Box 4546 New York, NY 10163-4546 Age: 76 Trustee	Indefinite(1)(2)	Senior Counsel, Dorsey & Whitney LLP, a law firm (January 2004-present); Partner, Dorsey & Whitney LLP (December 1996-December 2003, September 1987-August 1993). Formerly U.S. Ambassador to Japan (1993-1996). Formerly, Vice President of the United States, U.S. Senator and Attorney General of the State of Minnesota. 1984 Democratic Nominee for President of the United States. Formerly Director of Northwest Airlines Corp., UnitedHealth Group and RBC Dain Rauscher, Inc.	50	Director of United Health Foundation and the Japan Society. Member of the Hubert H. Humphrey Institute of Public Affairs Advisory Board, The Mike and Maureen Mansfield Foundation, Dean’s Board of Visitors of the Medical School at the University of Minnesota, and the Mayo Foundation Advisory Council to the President.

INTERESTED TRUSTEES

Robert S. Kapito* Age: 47 Trustee and President	Indefinite (1)(2)	Vice Chairman of BlackRock, Inc. Head of the Portfolio Management Group, a member of the Management Committee, the Investment Strategy Group, the Fixed Income and Global Operating Committees and the Equity Investment Strategy Group of B1ackRock, Inc. Responsible for the portfolio management of the Fixed Income, Domestic Equity, Liquidity and Alternative Investment Groups of BlackRock. Currently, President and Trustee of each of the closed-end Trusts of which the Advisor acts as investment advisor.	50	Chairman of the Hope & Heroes & Children’s Cancer Fund. President of the Board of Directors of Periwinkle National Theatre for Young Audiences. Director of Icruise.com, Corp.

Name, Address, Age, and Position(s) Held with Registrant	Term of Office and Length Time Served	Principal Occupation During the Past Five Years and Other Affiliations	Number of Portfolios in Fund Complex Overseen by Trustee or Nominee for Trustee	Other Directorships Held by Trustee
Ralph L. Schlosstein Age: 53 Trustee and President	Indefinite(1)(2)	Director since 1999 and President of BlackRock, Inc. since its formation in 1998 and of BlackRock, Inc.’s predecessor entities since 1988. Member of the Management Committee and Investment Strategy Group of BlackRock, Inc. Formerly, Managing Director of Lehman Brothers. Inc. and Co-head of its Mortgage and Savings Institutions Group. Currently, Chairman and Trustee of each of the closed-end Trusts of which the Advisor acts as investment advisor.	50	Chairman and President of the BlackRock Liquidity Funds (10 portfolios), Director of several of BlackRock’s alternative investment vehicles. Currently, a Member of the Visiting Board of Overseers of the John F. Kennedy School of Government at Harvard University, the Financial Institutions Center Board of the Wharton School of the !University of Pennsylvania, a Trustee of Trinity School in New York City and a Trustee of New Visions for Public Education in New York Council. Formerly, a Director of Pulte Corporation and a Member of Fannie Mac’s Advisory Council.

*	“Interested person” of the Trust as defined in the Investment Company Act. Messrs. Kapito and Schlosstein are interested persons due to their employment with the investment advisor.
(1)	Trustees serve an indefinite term until his successor is elected.
(2)	Each Trustee has served in such capacity since the Trust’s inception.

OFFICERS: Name and Age	Title	Principal Occupation During the Past Five Years and Other Affiliations
OFFICERS:

Anne Ackerley Age: 42	Vice President	Managing Director of BlackRock, Inc. since 2000. Formerly, First Vice President and Chief Operating Officer, Mergers and Acquisitions Group at Merrill Lynch & Co. from 1997 to 2000; First Vice President and Chief Operating Officer, Public Finance Group at Merrill Lynch & Co. from 1995 to 1997; First Vice President, Emerging Markets Fixed Income Research at Merrill Lynch & Co. prior thereto.

Henry Gabbay Age: 56	Treasurer	Managing Director of BlackRock, Inc. and its predecessor entities.

James Kong Age: 43	Assistant Treasurer	Managing Director of BlackRock, Inc. and its predecessor entities.

Richard Shea, Esq. Age: 44	Vice President/Tax	Managing Director of BlackRock, Inc. since 2000; Chief Operating Officer and Chief Financial Officer of Anthracite Capital. Inc. since 1998. Formerly, Director of BlackRock, Inc. and its predecessor entities.

Vincent Tritto Age: 42	Secretary	Director and Assistant Secretary of BlackRock, Inc. since 2002. Formerly, Executive Director (2000-2002) and Vice President (1998-2000), Morgan Stanley & Co. Incorporated and Morgan Stanley Asset Management Inc. and officer of various Morgan Stanley—sponsored investment vehicles: Counsel (1998) and Associate (1988-1997). Rogers & Wells LLP, New York, NY; Foreign Associate (1992-1994). Asahi Law Offices/Masnda & Ejiri, Tokyo, Japan.

Brian Kindelan Age: 44	Assistant Secretary	Director and Senior Counsel (since January 2001), and Vice President and Senior Counsel (1998-2000), BlackRock, Inc.; Senior Counsel, PNC Bank Corp. from May 1995 to April 1998; Associate, Stradley Ronon Stevens & Young, LLP from March 1990 to May 1995.

Name of Director	Dollar Range Of Equity Securities in the Trust(*)	Aggregate Dollar Range of Equity Securities Overseen by Directors in the Family in All Registered Investment Companies(*)
Andrew F. Brimmer	$1-$10,000	$1-$10,000
Richard E. Cavanagh	$1-$10,000	$50,001-$100,000
Kent Dixon	$10,001-$50,000	over $100,000
Frank J. Fabozzi	$1-$10,000	$10,001-$50,000
Robert S. Kapito	$1-$10,000	over $100,000
James Clayburn La Force, Jr.	$1-$10,000	over $100,000
Walter F. Mondale	$1-$10,000	$50,001-$100,000
Ralph L. Schlosstein	$1-$10,000	over $100,000

(*)	As of December 31, 2003.

The fees and expenses of the Independent Trustees of the Trust are paid by the Trust. The trustees who are members of the BlackRock organization receive no compensation from the Trust. During the year ended December 31, 2003 the Independent Trustees earned the compensation set forth below in their capacities as trustees/directors of the funds in the BlackRock Family of Funds. The Independent Trustees received from the Trust the amounts set forth below for the Trust’s calendar year ending December 31, 2003.

Name of Board Member	Estimated Compensation from the Trust	Total Compensation from the Trust and Fund Complex Paid to Board Members(1)
Dr. Andrew F. Brimmer	$2,000(2)	$250,000(3)(4)(5)
Richard E. Cavanagh	$2,000(2)	$210,000(4)(5)
Kent Dixon	$2,000(2)	$210,000(4)(5)
Frank J. Fabozzi	$2,000(2)	$190,000(4)
James Clayburn La Force, Jr.	$2,000(2)	$190,000(4)
Walter F. Mondale	$2,000(2)	$190,000(4)

(1)	The total compensation earned by that person during the calendar year end December 31, 2003 from the closed-end funds advised by the Advisor (the “Fund Complex”).
(2)	Of these amounts, Messrs. Brimmer, Cavanagh, Dixon, Fabozzi, La Force and Mondale deferred $0, $0, $0, $0, $2,000 and $0, respectively, pursuant to the Fund Complex’s deferred compensation plan in the calendar year ended December 31, 2003.
(3)	Dr. Brimmer serves as “lead director” for each board of trustees/directors in the Fund Complex. For his services as lead trustee/director, Dr. Brimmer is compensated in the amount of $40,000 per annum by the Fund Complex.
(4)	Of this amount, Messrs. Brimmer, Cavanagh, La Force, Fabozzi, Dixon and Mondale deferred $50,000, $50,000, $189,750, $30,000 $50,000 and $30,000, respectively, pursuant to the Fund Complex’s deferred compensation plan.
(5)	Includes compensation for service on the Audit Committee.

Each Independent Trustee receives an annual fee calculated as follows: (i) $6,000 from each fund/trust in the Fund Complex and (ii) $1,000 for each meeting of each board in the Fund Complex attended by such Independent Trustee. The total annual aggregate compensation for each Independent Trustee is capped at $190,000 per annum, except that Dr. Brimmer receives an additional $40,000 per annum from the Fund Complex for acting as the lead trustee for each board of trustees/directors in the Fund Complex and Messrs. Brimmer, Cavanagh and Dixon receive an additional $20,000 per annum from the Fund Complex for their service on the audit committee of the Fund Complex. This additional compensation to Messrs. Brimmer, Cavanagh and Dixon is allocated among the fund/trusts in the Fund Complex based on their relative net assets.

In the event that the $190,000 cap is met with respect to an Independent Trustee, the amount of the Independent Trustee’s fee borne by each fund/trust in the Fund Complex is reduced by reference to the net assets of the Trust relative to the other funds/trusts in the Fund Complex. In addition, the attendance fees of each Independent Trustee are reduced proportionately, based on each respective fund’s/trust’s net assets, so that the aggregate per meeting fee for all meetings of the boards of trustees/directors of the funds/trusts (excluding the per annum audit committee fee) held on a single day does not exceed $15,834 for any Independent Trustee.

Certain of the above fees paid to the Independent Trustees is subject to mandatory deferrals pursuant to the Fund Complex’s deferred compensation plan. The Independent Trustees have agreed that at least $30,000 of their $190,000 base fee is mandatorily deferred pursuant to the Fund Complex’s deferred compensation plan. Also, members of the audit committee of the Fund Complex will be required to defer all of the $20,000 per annum fee they will receive for their services on the audit committee pursuant to the Fund Complex’s deferred compensation plan. Under the deferred compensation plan, deferred amounts earn a return for the Independent Trustees as though equivalent dollar amounts had been invested in common shares of certain other funds in the Fund Complex selected by the Independent Trustees. This has the same economic effect for the Independent Trustees as if they had invested the deferred amounts in such other funds. The deferred compensation plan is not funded and obligations thereunder represent general unsecured claims against the general assets of a fund/trust. A fund may, however, elect to invest in common shares of those funds selected by the Independent Trustee in order to match its deferred compensation obligations.

The board of trustees of the Trust currently has three committees: an Executive Committee, an Audit Committee and a Governance Committee.

The Executive Committee consists of Messrs. Schlosstein and Kapito, and acts in accordance with the powers permitted to such a committee under the Agreement and Declaration of Trust and the By-Laws of the Trust. The Executive Committee, subject to the Trust’s Agreement and Declaration of Trust, By-Laws and applicable law, acts on behalf of the full board of trustees in the intervals between meetings of the board.

The Audit Committee consists of Messrs. Brimmer, Cavanagh and Dixon. The Audit Committee acts according to the Audit Committee charter. Dr. Brimmer has been appointed as Chairman of the Audit Committee. The Audit Committee provides assistance to the board of trustees in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of the Trust.

The Governance Committee consists of Messrs. Brimmer, Cavanagh, Dixon, Fabozzi, La Force, Jr. and Mondale. The Governance committee acts in accordance with the Governance Committee charter. Dr. Brimmer has been appointed as Chairman of the Governance Committee. The Governance Committee consists of the Independent Trustees and performs those functions enumerated in the Governance Committee Charter including, but not limited to (1) identifying individuals qualified to serve on the Board as trustees/directors that are “independent” and on committees of the board including nominees identified by shareholders, and to select, or to recommend that the board select, the board nominees for the next annual meeting of shareholders, (2) advising the board with respect to board composition, procedures and committees, (3) developing and recommending to the board a set of corporate governance principles applicable to the Trust, (4) overseeing periodic evaluations of the board and any committees of the board, (5) monitoring corporate governance matters and making recommendations to the board, and (6) acting as the administrative committee with respect to board policies and procedures, committee policies and procedures and codes of ethics.

The Governance Committee will consider trustee candidates recommended by shareholders. In considering candidates submitted by shareholders, the Governance Committee will take into consideration the needs of the Board and the qualifications of the candidate. The Governance Committee may also take into consideration the number of shares held by the recommending shareholder and the length of time that such shares have been held. To have a candidate considered by the Governance Committee, a shareholder must submit the recommendation in writing and must include:

•	The name of the shareholder and evidence of the person’s ownership of shares of the applicable Trust(s), including the number of shares owned and the length of time of ownership; and

•	The name of the candidate, the candidate’s resume or a listing of his or her qualifications to be a trustee of the Trust(s) and the person’s consent to be named as a trustee if selected by the Governance Committee and nominated by the Board.

The shareholder recommendation and information described above must be sent to the Corporate Secretary, c/o BlackRock, P.O. Box 4546, New York, New York 10163.

No Trustee who is not an interested person of the Trust owns beneficially or of record, any security of BlackRock Advisors or any person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with BlackRock Advisors.

Proxy Voting Policies

The board of trustees of the Trust has delegated the voting of proxies for Trust securities to BlackRock and Wellington Management pursuant to their respective proxy voting guidelines. Under these guidelines, BlackRock and Wellington Management will vote proxies related to Trust securities in the best interests of the Trust and its shareholders. A copy of the proxy voting policies of BlackRock and Wellington Management are attached as Appendix C and Appendix D, respectively, to this Statement of Additional Information. Information on how the Trust voted proxies related to its portfolio securities for the most recent 12-month period ended June 30th will be available (i) on the Trust’s website at www.blackrock.com/funds/cefunds and (ii) on the SEC’s website at www.sec.gov.

Codes of Ethics

The Trust, the Advisor, the Sub-Advisors and the Trust’s Distributor have adopted codes of ethics under Rule 17j-1 of the Investment Company Act. These codes permit personnel subject to the codes to invest in securities, including securities that may be purchased or held by the Trust. These codes can be reviewed and copied at the SEC’s Public

Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. The code of ethics are available on the EDGAR Database on the SEC’s web site (http://www.sec.gov), and copies of these codes may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

Investment Advisor and Sub-Advisors

BlackRock Advisors acts as the Trust’s investment advisor. BlackRock Advisors is responsible for the selection and monitoring of the Trust’s Sub-Advisors, BlackRock Financial Management and Wellington Management, and for performing the Trust’s allocation functions jointly with Wellington Management. BlackRock Advisors and its affiliate BlackRock Financial Management manage the debt portfolio of the Trust. BlackRock Advisors also performs various clerical, bookkeeping and other administrative services and selected shareholder services. BlackRock Advisors, located at 100 Bellevue Parkway, Wilmington, Delaware 19809, and BlackRock Financial Management, located at 40 East 52nd Street, New York, New York 10022, are wholly owned subsidiaries of BlackRock, Inc., which is one of the largest publicly traded investment management firms in the United States with approximately $321 billion of assets under management as of March 31, 2004. BlackRock manages assets on behalf of institutional and individual investors worldwide through a variety of equity, debt, liquidity and alternative investment products, including the BlackRock FundsSM and BlackRock Liquidity Funds. In addition, BlackRock provides risk management and investment system services to institutional investors under the BlackRock SolutionsR name.

The BlackRock organization has over 16 years of experience managing closed-end products and, as of March 31, 2004, advised a closed-end family of 50 active funds with approximately $14.7 billion in assets. Clients are served from the company’s headquarters in New York City, as well as offices in Wilmington, San Francisco, Boston, Edinburgh, Tokyo and Hong Kong. BlackRock, Inc. is a member of The PNC Financial Services Group, Inc., one of the largest diversified financial services organizations in the United States, and is majority-owned by PNC and by BlackRock employees.

Wellington Management, located at 75 State Street, Boston, Massachusetts 02109, acts as a Sub-Advisor to the Trust. Wellington Management is an asset management firm with approximately $417 billion of assets under management, with approximately $262 billion in equity securities under management as of March 31, 2004. Wellington Management will be responsible for the day-to-day management of the equity portion of the Trust, which includes the buying and selling of equity securities for the Trust and investment research on such securities. Wellington Management is a Massachusetts limited liability partnership owned entirely by its partners, all of whom are full-time professional members of the firm.

Distributor

The Trust has entered into a distribution agreement with BlackRock Distributors, Inc. under which the Distributor, as agent, offers shares of the Trust on a continuous basis. The Distributor has agreed to use appropriate efforts to effect sales of the shares, but it is not obligated to sell any particular amount of shares. The Distributor’s principal business address is 760 Moore Road, King of Prussia, PA 19406.

Portfolio Transactions and Brokerage

The Advisor and the Sub-Advisors are responsible for decisions to buy and sell securities for the Trust, the selection of brokers and dealers to effect the transactions and the negotiation of prices and any brokerage commissions. Many of the securities in which the Trust invests are traded principally in the over-the-counter market. In the over-the-counter market, securities are generally traded on a “net” basis with dealers acting as principal for their own accounts without a stated commission, although the price of such securities usually includes a mark-up to the dealer. Securities purchased in underwritten offerings generally include, in the price, a fixed amount of compensation for the manager(s), underwriter(s) and dealer(s). The Trust may also purchase certain money market instruments directly from an issuer, in which case no commissions or discounts are paid. Purchases and sales of bonds on a stock exchange are effected through brokers who charge a commission for their services.

The Advisor and the Sub-Advisors are responsible for effecting securities transactions of the Trust and do so in a manner deemed fair and reasonable to shareholders of the Trust and not according to any formula. The Advisor’s and the Sub-Advisors’ primary considerations in selecting the manner of executing securities transactions for the Trust will be prompt execution of orders, the size and breadth of the market for the security, the reliability, integrity and financial condition and execution capability of the firm, the difficulty in executing the order, and the best net price. There are many instances when, in the judgment of the Advisor or the Sub-Advisors, more than one firm can offer comparable execution services. In selecting among such firms, consideration is given to those firms which supply research and other services in addition to execution services. Consideration may also be given to the sale of shares of the Trust. However, it is not the policy of the Advisor or the Sub-Advisors, absent special circumstances, to pay higher commissions to a firm because it has supplied such research or other services.

The Advisor and the Sub-Advisors are able to fulfill their obligation to furnish a continuous investment program to the Trust without receiving research or other information from brokers; however, each considers access to such information to be an important element of financial management. Although such information is considered useful, its value is not determinable, as it must be reviewed and assimilated by the Advisor and/or the Sub-Advisors, and does not reduce the Advisor’s and/or the Sub-Advisors’ normal research activities in rendering investment advice under the investment management agreement or the sub-investment advisory agreements. It is possible that the Advisor’s and/or the Sub-Advisors’ expenses could be materially increased if it attempted to purchase this type of information or generate it through its own staff.

One or more of the other investment companies or accounts which the Advisor and/or the Sub-Advisors manages may own from time to time some of the same investments as the Trust. Investment decisions for the Trust are made independently from those of such other investment companies or accounts; however, from time to time, the same investment decision may be made for more than one company or account. When two or more companies or accounts seek to purchase or sell the same securities, the securities actually purchased or sold will be allocated among the companies and accounts on a good faith equitable basis by the Advisor and/or the Sub-Advisors in their discretion in accordance with the accounts’ various investment objectives. In some cases, this system may adversely affect the price or size of the position obtainable for the Trust. In other cases, however, the ability of the Trust to participate in volume transactions may produce better execution for the Trust. It is the opinion of the Trust’s board of trustees that this advantage, when combined with the other benefits available due to the Advisor’s or the Sub-Advisors’ organization, outweighs any disadvantages that may be said to exist from exposure to simultaneous transactions.

It is not the Trust’s policy to engage in transactions with the objective of seeking profits from short-term trading. It is expected that the annual portfolio turnover rate of the Trust will be approximately 200% excluding securities having a maturity of one year or less. Because it is difficult to predict accurately portfolio turnover rates, actual turnover may be higher or lower. Higher portfolio turnover results in increased Trust costs, including brokerage commissions, dealer mark-ups and other transaction costs on the sale of securities and on the reinvestment in other securities.

For the fiscal year ended December 31, 2003, the Trust paid aggregate brokerage commissions of $12,357 to broker-dealers in relation to Trust portfolio transactions.

Principal Owners

As of April 7, 2004, to the knowledge of the Trust no person owned beneficially or of record more than 5% of the Trust’s Class A Shares.

As of April 7, 2004 the trustees and officers of the Trust owned less than 1% of the outstanding shares of the Trust.

Tax Matters

The following is a description of certain federal income tax consequences to a shareholder of acquiring, holding and disposing of common shares of the Trust. No attempt is made to present a detailed explanation of all federal, state, local and foreign tax concerns affecting the Trust and its shareholders (including shareholders owning a large position in the Trust), and the discussions set forth here and in the prospectus do not constitute tax advice. Investors are urged to consult their own tax advisors with any specific questions relating to federal, state, local and foreign taxes. The discussion reflects applicable tax laws of the United States as of the date of this Statement of Additional Information, which tax laws may be changed or subject to new interpretations by the courts or the Internal Revenue Service retroactively or prospectively.

Taxation of the Trust

The Trust will elect to be treated and intends to qualify to be taxed as a regulated investment company under Subchapter M of the Code. In order to qualify as a regulated investment company, the Trust must satisfy certain requirements relating to the source of its income, diversification of its assets, and distributions of its income to its shareholders. First, the Trust must derive at least 90% of its annual gross income (including tax-exempt interest) from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stock or securities or foreign currencies, or other income (including but not limited to gains from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or currencies. Second, the Trust must diversify its holdings so that, at the close of each quarter of its taxable year, (i) at least 50% of the value of its total assets is comprised of cash, cash items, U.S. Government securities, securities of other regulated investment companies and other securities, limited in respect of any one issuer to an amount not greater in value than 5% of the value of the Trust’s total assets and to not more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of the total assets is invested in the securities of any one issuer (other than U.S. Government securities and securities of other regulated investment companies) or two or more issuers controlled by the Trust and engaged in the same, similar or related trades or businesses.

As a regulated investment company, the Trust will not be subject to federal income tax on income and gain that it distributes each taxable year to its shareholders, provided that in such taxable year it distributes at least 90% of the sum of (i) its “investment company taxable income” (which includes, among other items, dividends, taxable interest, taxable original issue discount and market discount income, income from securities lending, net short-term capital gain in excess of net long-term capital loss, and any other taxable income other than “net capital gain” (as defined below) and is reduced by deductible expenses) determined without regard to the deduction for dividends paid and (ii) its net tax-exempt interest (the excess of its gross tax-exempt interest income over certain disallowed deductions). The Trust may retain for investment its net capital gain (which consists of the excess of its net long-term capital gain over its net short-term capital loss). However, if the Trust retains any net capital gain or any investment company taxable income, it will be subject to tax at regular corporate rates on the amount retained. If the Trust retains any net capital gain, it may designate the retained amount as undistributed capital gain in a notice to its shareholders who, if subject to federal income tax on long-term capital gains, (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their share of such undistributed amount and (ii) will be entitled to credit their proportionate shares of the tax paid by the Trust against their federal income tax liabilities, if any, and to claim refunds to the extent the credit exceeds such liabilities. For federal income tax purposes, the tax basis of shares owned by a shareholder of the Trust will be increased by the amount of undistributed capital gain included in the gross income of the shareholder less the tax deemed paid by the shareholder under clause (ii) of the preceding sentence. The Trust intends to distribute at least annually to its shareholders all or substantially all of its investment company taxable income and net capital gain.

Treasury Regulations permit a regulated investment company, in determining its investment company taxable income and net capital gain, to elect (unless it has made a taxable year election for excise tax purposes as discussed below) to treat all or part of any net capital loss, any net long-term capital loss or any net foreign currency loss incurred after October 31 as if it had been incurred in the succeeding year.

Although dividends generally will be treated as distributed when paid, dividends declared in October, November or December, payable to holders of common shares of record on a specified date in one of those months and paid during the following January, will be treated as having been distributed by the Trust (and received by the holder of common shares) on December 31.

In order to avoid a 4% federal excise tax, the Trust must distribute or be deemed to have distributed by December 31 of each calendar year the sum of at least 98% of its taxable ordinary income for such year, at least 98% of its capital gain net income (the excess of its realized capital gains over its realized capital losses, generally computed on the basis of the one-year period ending on October 31 of such year) and 100% of any taxable ordinary income and capital gain net income for the prior year that was not distributed during such year and on which the Trust paid no federal income tax. The Trust intends to make timely distributions in compliance with these requirements and consequently it is anticipated that it generally will not be required to pay the excise tax.

If in any tax year the Trust should fail to qualify under Subchapter M for tax treatment as a regulated investment company, the Trust would incur a regular corporate federal income tax upon its taxable income for that year, and distributions to its shareholders would be taxable to shareholders as ordinary dividend income for federal income tax purposes to the extent of the Trust’s earnings and profits.

Taxation of Shareholders

Distributions by the Trust of investment company taxable income, if any, whether received in cash or additional shares, will be taxable to shareholders as ordinary income (to the extent of the current or accumulated earning and profits of the Trust). Such distributions (if designated by the Trust) may qualify (provided holding period and other requirements are met) (i) for the dividends received deduction in the case of corporate shareholders to the extent the Trust’s income consists of dividends from U.S. corporations; and (ii) under the Jobs and Growth Tax Relief Reconciliation Act of 2003 (effective for taxable years after December 31, 2002 through December 31, 2008) (the “2003 Tax Act”), as qualified dividend income eligible for the reduced maximum rate to individuals of generally 15% (5% for individuals in lower tax brackets) to the extent that the Trust receives qualified dividend income. Qualified dividend income is, in general, dividend income from taxable domestic corporations and certain foreign corporations (e.g., generally, foreign corporations incorporated in a possession of the United States or in certain countries with a comprehensive tax treaty with the United States, or the stock of which is readily tradable on an established securities market in the United States). Net capital gain realized by the Trust and distributed to shareholders in cash or additional shares will be taxable to shareholders as long-term capital gain regardless of the length of time investors have owned shares of the Trust and are not eligible for the dividends received deduction. Under the 2003 Tax Act, the tax rate on long-term capital gain of individuals is reduced generally from 20% to 15% (5% for individuals in lower brackets) for such gain realized between May 6, 2003 and before January 1, 2009. Distributions by the Trust in excess of the Trust’s current and accumulated earnings will be treated as a return of capital to the extent of (and in reduction of) the shareholder’s tax basis in his or her shares. Any excess will be treated as gain from the sale of his or her shares, as discussed below.

The sale or exchange of common shares normally will result in capital gain or loss to the holders of common shares who hold their shares as capital assets. Generally, a shareholder’s gain or loss will be long-term capital gain or loss if the shares have been held for more than one year. Present law taxes both long- and short-term capital gain of corporations at the rates applicable to ordinary income. For non-corporate taxpayers, however, long-term capital gain will generally be taxed at a maximum rate of 15%, while short-term capital gain will currently be taxed at a maximum rate of 35%. Because of the limitations on itemized deductions and the deduction for personal exemptions applicable to higher income taxpayers, the effective tax rate may be higher in certain circumstances. From time to time the Trust may make a repurchase offer for its common shares. If the tendering shareholders tender all the Trust shares held or considered indirectly held by them the shareholders will be treated as having sold their shares and generally will realize a capital gain or loss. However, under certain circumstances where the shareholder retains a substantial portion of common or preferred shares such shareholder may be treated as having received a taxable dividend upon the tender of the common shares.

No loss will be allowed on the redemption, sale or exchange of common shares if the shareholder purchases other common shares of the Trust (whether through reinvestment of distributions or otherwise) or the shareholder acquires or enters into a contract or option to acquire shares that are substantially identical to common shares of the Trust within a period of 61 days beginning 30 days before and ending 30 days after such redemption, sale or exchange. If disallowed, the loss will be reflected in an adjustment to the basis of the shares acquired. Further, any losses realized on the redemption, sale or exchange of common shares held for six months or less will be treated as long-term capital losses to the extent of any capital gain dividends received (or amounts credited as undistributed capital gains) with respect to such common shares.

The Internal Revenue Service currently requires that a regulated investment company that has two or more classes of stock allocate to each such class proportionate amounts of each type of its income (such as qualified dividends and capital gains) based upon the percentage of total dividends paid out of earnings and profits to each class for the tax year. Accordingly, the Trust intends to allocate capital gains dividends and qualified dividends between its common and preferred shareholders in proportion to the total dividends paid out of earnings and profits to each class with respect to each tax year. Dividends subject to the dividends received deduction will similarly be allocated between these classes.

Ordinary income dividends (but not capital gain dividends) paid to shareholders who are non-resident aliens or foreign entities (a “foreign investor”) may be subject to a 30% United States withholding tax under existing provisions of the Code applicable to foreign investors unless a reduced rate of withholding or a withholding exemption is provided under applicable treaty law. Different tax consequences may result if a foreign investor is engaged in a trade or business in the United States or, in the case of an individual, is present in the United States for 183 days or more during a taxable year and certain other conditions are met. Foreign investors are urged to consult their own tax advisers concerning the applicability of the United States withholding tax.

The Trust is required to withhold tax at a rate of 28% on taxable dividends and certain other payments paid to non-corporate shareholders who have not furnished to the Trust their correct taxpayer identification number (in the case of individuals, their Social Security number) and certain certifications, or who are otherwise subject to backup withholding. Backup withholding is not an additional tax and any amount withheld may be refunded or credited against the shareholder’s federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

The Trust’s Investments

Certain of the Trust’s investment practices, including hedging transactions involving financial futures and options, may subject the Trust to special tax rules, the effect of which may be to accelerate income to the Trust, defer the Trust’s losses, cause adjustments in the holding periods of the Trust’s securities, convert long-term capital gains into short-term capital gains and convert short-term capital losses into long-term capital losses. These rules could therefore affect the amount, timing and character of distributions to holders of common shares.

If the Trust invests (directly or indirectly through a REIT) in residual interests in REMICs a portion of the Trust’s income will be subject to federal income tax in all events. Excess inclusion income of the Trust generated by a residual interest in a REMIC will be allocated to shareholders of the Trust in proportion to the dividends received by the shareholders of the Trust. Excess inclusion income generally (i) cannot be offset by net operating losses, (ii) will constitute unrelated business taxable income to certain tax exempt investors and (iii) in the case of a foreign shareholder will not qualify for any reduction in U.S. federal withholding taxes. In addition, if the shareholders of the Trust include a “disqualified organization” (such as certain governments or governmental agencies) the Trust may be liable for a tax on the excess inclusion income allocable to the disqualified organization.

Income received by the Trust with respect to foreign securities may be subject to withholding and other taxes imposed by foreign countries. Tax conventions may reduce or eliminate such taxes. Due to the makeup of the Trust’s investment portfolio, shareholders will not be entitled to claim a credit or deduction with respect to such foreign taxes. Similarly, due to the makeup of the Trust’s investment portfolio, the Trust will not be able to pass through to its shareholders tax exempt dividends despite the fact that the Trust may receive some tax exempt interest.

Investments by the Trust in certain “passive foreign investment companies” could subject the Trust to federal income tax (including interest charges) on certain distributions or dispositions with respect to those investments which cannot be eliminated by making distributions to shareholders. Elections may be available to the Trust to mitigate the effect of this provision but the elections generally accelerate the recognition of income without the receipt of cash.

The foregoing is a general and abbreviated summary of the provisions of the Code and the Treasury Regulations presently in effect as they directly govern the taxation of the Trust and its shareholders. For complete provisions, reference should be made to the pertinent Code sections and Treasury Regulations. The Code and the Treasury Regulations are subject to change by legislative or administrative action, and any such change may be retroactive with respect to Trust transactions. Holders of common shares are advised to consult their own tax advisors for more detailed information concerning the federal income taxation of the Trust and the income tax consequences to its holders of common shares.

Experts

Deloitte & Touche LLP, independent accountants, located at 200 Berkeley Street, Boston, MA 02116, provides accounting and auditing services to the Trust.

Additional Information

A Registration Statement on Form N-2, including amendments thereto, relating to the shares offered hereby, has been filed by the Trust with the SEC, Washington, D.C. The Prospectus and this Statement of Additional Information do not contain all of the information set forth in the Registration Statement, including any exhibits and schedules thereto. For further information with respect to the Trust and the shares offered hereby, reference is made to the Registration Statement. Statements contained in the Prospectus and this Statement of Additional Information as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge on the EDGAR Database at the SEC’s website at http://www.sec.gov or at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the SEC upon the payment of certain fees prescribed by the SEC.

Financial Statements

The Financial Statements and notes thereto appearing in the Trust’s Annual Report to Shareholders for the period ended December 31, 2003 and the report of Deloitte & Touche LLP thereon are hereby incorporated by reference in this Statement of Additional Information.

APPENDIX A

Ratings of Investments

Standard & Poor’s Ratings Group—A brief description of the applicable Standard & Poor’s Rating Group (“S&P”) rating symbols and their meanings (as published by S&P) follows:

Long-Term Debt

An S&P corporate or municipal debt rating is a current assessment of the creditworthiness of an obligor with respect to a specific obligation. This assessment may take into consideration obligors such as guarantors, insurers or lessees.

The debt rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

The ratings are based on current information furnished by the issuer or obtained by S&P from other sources it considers reliable. S&P does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

The ratings are based, in varying degrees, on the following considerations:

1. Likelihood of default—capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

2. Nature of and provisions of the obligation; and

3. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

Investment Grade

AAA	Debt rated “AAA” has the highest rating assigned by S&P. Capacity to pay interest and repay principal is extremely strong.

AA	Debt rated “AA” has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in small degree.

A	Debt rated “A” has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

BBB	Debt rated “BBB” is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

Speculative Grade Rating

Debt rated “BB,” “B,” “CCC,” “CC” and “C” is regarded as having predominantly speculative characteristics with respect to capacity to pay interest and repay principal. “BB” indicates the least degree of speculation and “C” the highest. While such debt will likely have some quality and protective characteristics these are outweighed by major uncertainties or major exposures to adverse conditions.

Appendix A-1

BB	Debt rated “BB” has less near-term vulnerability to default than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. The “BB” rating category is also used for debt subordinated to senior debt that is assigned an actual or implied “BBB” rating.

B	Debt rated “B” has a greater vulnerability to default but currently has the capacity to meet interest payments and principal repayments. Adverse business, financial, or economic conditions will likely impair capacity or willingness to pay interest and repay principal. The “B” rating category is also used for debt subordinated to senior debt that is assigned an actual or implied “BB” or “BB” rating.

CCC	Debt rated “CCC” has a currently identifiable vulnerability to default, and is dependent upon favorable business, financial, and economic conditions to meet timely payment of interest and repayment of principal. In the event of adverse business, financial, or economic conditions, it is not likely to have the capacity to pay interest and repay principal.

The “CCC” rating category is also used for debt subordinated to senior debt that is assigned an actual or implied “B” or “B” rating.

CC	The rating “CC” typically is applied to debt subordinated to senior debt that is assigned an actual or implied “CCC” debt rating.

C	The rating “C” typically is applied to debt subordinated to senior debt which is assigned an actual or implied “CCC” debt rating. The “C” rating may be used to cover a situation where a bankruptcy petition has been filed, but debt service payments are continued.

CI	The rating “CI” is reserved for income bonds on which no interest is being paid.

D	Debt rated “D” is in payment default. The “D” rating category is used when interest payments or principal payments are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The “D” rating also will be used upon the filing of a bankruptcy petition if debt service payments are jeopardized.

Plus (+) or Minus (-): The ratings from “AA” to “CCC” may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Provisional Ratings: The letter “p” indicates that the rating is provisional. A provisional rating assumes the successful completion of the project financed by the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. The investor should exercise judgment with respect to such likelihood and risk.

L	The letter “L” indicates that the rating pertains to the principal amount of those bonds to the extent that the underlying deposit collateral is Federally insured by the Federal Savings & Loan Insurance Corporation or the Federal Deposit Insurance Corporation* and interest is adequately collateralized. In the case of certificates of deposit the letter “L” indicates that the deposit, combined with other deposits being held in the same right and capacity will be honored for principal and accrued pre-default interest up to the Federal insurance limits within 30 days after closing of the insured institution or, in the event that the deposit is assumed by a successor insured institution, upon maturity.

*	Continuance of the rating is contingent upon S&P’s receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flow.

NR	Indicates no rating has been requested, that there is insufficient information on which to base a rating, or that S&P does not rate a particular type of obligation as a matter of policy.

Appendix A-2

Commercial Paper

An S&P commercial paper rating is a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days.

Ratings are graded into several categories, ranging from “A-1” for the highest quality obligations to “D” for the lowest. These categories are as follows:

A-1	This highest category indicates that the degree of safety regarding timely payment is strong. Those issues determined to possess extremely strong safety characteristics are denoted with a plus sign (+) designation.

A-2	Capacity for timely payment on issues with this designation is satisfactory. However, the relative degree of safety is not as high as for issues designated “A-1.”

A-3	Issues carrying this designation have adequate capacity for timely payment. They are, however, somewhat more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.

B	Issues rated “B” are regarded as having only speculative capacity for timely payment.

C	This rating is as signed to short-term debt obligations with a doubtful capacity for payment.

D	Debt rated “D” is in payment default. The “D” rating category is used when interest payments or principal Payments are not made on the date due, even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period.

A commercial rating is not a recommendation to purchase, sell or hold a security inasmuch as it does not comment as to market price or suitability for a particular investor. The ratings are based on current information furnished to S&P by the issuer or obtained by S&P from other sources it considers reliable. S&P does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in or unavailability of such information or based on other circumstances.

Moody’s Investors Service, Inc.—A brief description of the applicable Moody’s Investors Service, Inc. (“Moody’s”) rating symbols and their meanings (as published by Moody’s) follows:

Municipal Bonds

Aaa	Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as “gilt edge.” Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa	Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

A	Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

Appendix A-3

Baa	Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba	Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B	Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa	Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

Ca	Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

C	Bonds which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Con(...) Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

Note	Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating category from Aa to B in the public finance sectors. The modifier 1 indicates that the issuer is in the higher end of its letter rating category; the modifier 2 indicates a mid-range ranking; the modifier 3 indicates that the issuer is in the lower end of the letter ranking category.

Short-Term Loans

MIG 1/VMIG 1	This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad based access to the market for refinancing.

MIG 2/VMIG 2	This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

MIG 3/VMIG 3	This designation denotes favorable quality. All security elements are accounted for but there is lacking the undeniable strength of the preceding grades. Liquidity and cash flow protection may be narrow and market access for refinancing is likely to be less well-established.

MIG 4/VMIG 4	This designation denotes adequate quality. Protection commonly regarded as required of an investment security is present and although not distinctly or predominantly speculative, there is specific risk.

S.G.	This designation denotes speculative quality. Debt instruments in this category lack margins of protection.

Appendix A-4

Commercial Paper

Issuers rated Prime-1 (or related supporting institutions) have a superior capacity for repayment of short-term promissory obligations. Prime-1 repayment capacity will normally be evidenced by the following characteristics:

–	Leading market positions in well-established industries.

–	High rates of return on funds employed.

–	Conservative capitalization structures with moderate reliance on debt and ample asset protection.

–	Broad margins in earnings coverage of fixed financial charges and high internal cash generation.

–	Well-established access to a range of financial markets and assured sources of alternate liquidity.

Issuers rated Prime-2 (or related supporting institutions) have a strong capacity for repayment of short-term promissory obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Issuers rated Prime-3 (or related supporting institutions) have an acceptable capacity for repayment of short-term promissory obligations. The effect of industry characteristics and market composition may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and the requirement for relatively high financial leverage. Adequate alternate liquidity is maintained.

Issuers rated Not Prime do not fall within any of the Prime rating categories.

Fitch, Inc.–A brief description of the applicable Fitch, Inc. (“Fitch”) ratings symbols and meanings (as published by Fitch) follows:

Long-Term Credit Ratings

Investment Grade

AAA	Highest credit quality. “AAA” ratings denote the lowest expectation of credit risk. They are assigned only in case of exception ally strong capacity for timely payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA	Very high credit quality. “AA” ratings denote a very low expectation of credit risk. They indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A	High credit quality. “A” ratings denote a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

BBB	Good credit quality. “BBB” ratings indicate that there is currently a low expectation of credit risk. The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity. This is the lowest investment-grade category.

Appendix A-5

Speculative Grade

BB	Speculative. “BB” ratings indicate that there is a possibility of credit risk developing, particularly as the result of adverse economic change over time; however, business or financial alternatives may be available to allow financial commitments to be met. Securities rated in this category are not investment grade.

B	Highly speculative. “B” ratings indicate that significant credit risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is contingent upon a sustained, favorable business and economic environment.

CCC	High default risk. Default is a real possibility. Capacity for meeting financial commitments is CC, C solely reliant upon sustained, favorable business or economic developments. A “CC” rating indicates that default of some kind appears probable. “C” ratings signal imminent default.

DDD	Default. The ratings of obligations in this category are based on their prospects for DD, achieving partial or full recovery in a reorganization or liquidation of the obligor. While and D expected recovery values are highly speculative and cannot be estimated with any precision, the following serve as general guidelines. “DDD” obligations have the highest potential for recovery, around 90%-100% of outstanding amounts and accrued interest. “DD” indicates potential recoveries in the range of 50%-90%, and “D” the lowest recovery potential, i.e., below 50%. Entities rated in this category have defaulted on some or all of their obligations. Entities rated “DDD” have the highest prospect for resumption of performance or continued operation with or without a formal reorganization process. Entities rated “DD” and “D” are generally undergoing a formal reorganization or liquidation process; those rated “DD” are likely to satisfy a higher portion of their outstanding obligations, while entities rated “D” have a poor prospect for repaying all obligations.

Short-Term Credit Ratings

A short-term rating has a time horizon of less than 12 months for most obligations, or up to three years for U.S. public finance securities, and thus places greater emphasis on the liquidity necessary to meet financial commitments in a timely manner.

F1	Highest credit quality. Indicates the strongest capacity for timely payment of financial commitments; may have an added”+” to denote any exceptionally strong credit feature.

F2	Good credit quality. A satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.

F3	Fair credit quality. The capacity for timely payment of financial commitments is adequate; however, near-term adverse changes could result in a reduction to non-investment grade.

B	Speculative. Minimal capacity for timely payment of financial commitments, plus vulnerability to near-term adverse changes in financial and economic conditions.

C	High default risk. Default is a real possibility. Capacity for meeting financial commitments is solely reliant upon a sustained, favorable business and economic environment.

D	Default. Denotes actual or imminent payment default.

Notes:

“+” or”-” may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the “AAA” long-term rating category, to categories below “CCC”, or to short-term ratings other than “F1”.

Appendix A-6

“NR” indicates that Fitch does not rate the issuer or issue in question.

“Withdrawn”: A rating is withdrawn when Fitch deems the amount of information available to be inadequate for rating purposes, or when an obligation matures, is called, or refinanced.

Rating alert: Ratings are placed on Rating alert to notify investors that there is a reasonable probability of a rating change and the likely direction of such change. These are designated as “Positive”, indicating a potential upgrade, “Negative”, for a potential downgrade, or “Evolving”, if ratings may be raised, lowered or maintained. Rating alert is typically resolved over a relatively short period.

Appendix A-7

APPENDIX B

General Characteristics And Risks

Of Strategic Transactions

In order to manage the risk of its securities portfolio, or to enhance income or gain as described in the Prospectus, the Trust will engage in Strategic Transactions. The Trust will engage in such activities in the Advisor’s or Sub-Advisors’ discretion, and may not necessarily be engaging in such activities when movements in interest rates that could affect the value of the assets of the Trust occur. The Trust’s ability to pursue certain of these strategies may be limited by applicable regulations of the CFTC. Certain Strategic Transactions may give rise to taxable income.

Put and Call Options on Securities And Indices

The Trust may purchase and sell put and call options on securities and indices. A put option gives the purchaser of the option the right to sell and the writer the obligation to buy the underlying security at the exercise price during the option period. The Trust may also purchase and sell options on bond indices (“index options”). Index options are similar to options on securities except that, rather than taking or making delivery of securities underlying the option at a specified price upon exercise, an index option gives the holder the right to receive cash upon exercise of the option if the level of the bond index upon which the option is based is greater, in the case of a call, or less, in the case of a put, than the exercise price of the option. The purchase of a put option on a debt security could protect the Trust’s holdings in a security or a number of securities against a substantial decline in the market value. A call option gives the purchaser of the option the right to buy and the seller the obligation to sell the underlying security or index at the exercise price during the option period or for a specified period prior to a fixed date. The purchase of a call option on a security could protect the Trust against an increase in the price of a security that it intended to purchase in the future. In the case of either put or call options that it has purchased, if the option expires without being sold or exercised, the Trust will experience a loss in the amount of the option premium plus any related commissions. When the Trust sells put and call options, it receives a premium as the seller of the option. The premium that the Trust receives for selling the option will serve as a partial hedge, in the amount of the option premium, against changes in the value of the securities in its portfolio. During the term of the option, however, a covered call seller has, in return for the premium on the option, given up the opportunity for capital appreciation above the exercise price of the option if the value of the underlying security increases, but has retained the risk of loss should the price of the underlying security decline. Conversely, a secured put seller retains the risk of loss should the market value of the underlying security decline be low the exercise price of the option, less the premium received on the sale of the option. The Trust is authorized to purchase and sell exchange-listed options and over-the-counter options (“OTC Options”) which are privately negotiated with the counterparty. Listed options are issued by the Options Clearing Corporation (“OCC”) which guarantees the performance of the obligations of the parties to such options.

The Trust’s ability to close out its position as a purchaser or seller of an exchange-listed put or call option is dependent upon the existence of a liquid secondary market on option exchanges. Among the possible reasons for the absence of a liquid secondary market on an exchange are: (i) insufficient trading interest in certain options; (ii) restrictions on transactions imposed by an exchange; (iii) trading halts, suspensions or other restrictions imposed with respect to particular classes or series of options or underlying securities; (iv) interruption of the normal operations on an exchange; (v) inadequacy of the facilities of an exchange or OCC to handle current trading volume; or (vi) a decision by one or more exchanges to discontinue the trading of options (or a particular class or series of options), in which event the secondary market on that exchange (or in that class or series of options) would cease to exist, although outstanding options on that exchange that had been listed by the OCC as a result of trades on that exchange would generally continue to be exercisable in accordance with their terms. OTC Options are purchased from or sold to dealers, financial institutions or other counterparties which have entered into direct agreements with the Trust. With OTC Options, such variables as expiration date, exercise price and premium will be agreed upon between the Trust and the counterparty, without the intermediation of a third party such as the OCC. If the counterparty fails to make or take delivery of the securities underlying an option it has written, or otherwise settle the transaction in accordance with the terms of that option as written, the Trust would lose the premium paid for the option as well as any anticipated benefit of the transaction. As the Trust must rely on the credit quality of the counterparty rather than the guarantee of the OCC, it will only enter into OTC Options with counterparties with the highest long-term credit ratings, and with primary United States government securities dealers recognized by the Federal Reserve Bank of New York.

Appendix B-1

The hours of trading for options on debt securities may not conform to the hours during which the underlying securities are traded. To the extent that the option markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the option markets.

Futures Contracts and Related Options

Characteristics. The Trust may sell financial futures contracts or purchase put and call options on such futures. The sale of a futures contract creates an obligation by the Trust, as seller, to deliver the specific type of financial instrument called for in the contract at a specified future time for a specified price. Options on futures contracts are similar to options on securities except that an option on a futures contract gives the purchaser the right in return for the premium paid to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put).

Margin Requirements. At the time a futures contract is purchased or sold, the Trust must allocate cash or securities as a deposit payment (“initial margin”). It is expected that the initial margin that the Trust will pay may range from approximately 1% to approximately 5% of the value of the securities or commodities underlying the contract. In certain circumstances, however, such as periods of high volatility, the Trust may be required by an exchange to increase the level of its initial margin payment. Additionally, initial margin requirements may be increased generally in the future by regulatory action. An outstanding futures contract is valued daily and the payment in case of “variation margin” may be required, a process known as “marking to the market.” Transactions in listed options and futures are usually settled by entering into an offsetting transaction, and are subject to the risk that the position may not be able to be closed if no offsetting transaction can be arranged.

Limitations on Use of Futures and Options on Futures. The Trust’s use of futures and options on futures will in all cases be consistent with applicable regulatory requirements and in particular the rules and regulations of the CFTC. Under such regulations the Trust currently may enter into such transactions without limit for bona fide hedging purposes, including risk management and duration management and other portfolio strategies. The Trust may also engage in transactions in futures contracts or related options for non-hedging purposes to enhance income or gain provided that the Trust will not enter into a futures contract or related option (except for closing transactions) for purposes other than bona fide hedging, or risk management including duration management if, immediately thereafter, the sum of the amount of its initial deposits and premiums on open contracts and options would exceed 5% of the Trust’s liquidation value, i.e., net assets (taken at current value); provided, however, that in the case of an option that is in-the-money at the time of the purchase, the in-the-money amount may be excluded in calculating the 5% limitation. Also, when required, an account of cash equivalents designated on the books and records will be maintained and marked to market on a daily basis in an amount equal to the market value of the contract.

Segregation and Cover Requirements. Futures contracts, interest rate swaps, caps, floors and collars, short sales, reverse repurchase agreements and dollar rolls, and listed or OTC options on securities, indices and futures contracts sold by the Trust are generally subject to earmarking and coverage requirements of either the CFTC or the SEC, with the result that, if the Trust does not hold the security or futures contract underlying the instrument, the Trust will be required to designate on its books and records an ongoing basis, cash, U.S. government securities, or other liquid debt obligations in an amount at least equal to the Trust’s obligations with respect to such instruments. Such amounts fluctuate as the obligations increase or decrease. The earmarking requirement can result in the Trust maintaining securities positions it would otherwise liquidate, segregating assets at a time when it might be disadvantageous to do so or otherwise restrict portfolio management.

Strategic Transactions present certain risks. With respect to portfolio and risk management, the variable degree of correlation between price movements of instruments and price movements in the position create the possibility that losses on the position may be greater than gains in the value of the Trust’s position. The same is true for such instruments entered into for income or gain. In addition, certain instruments and markets may not be liquid in all circumstances. As a result, in volatile markets, the Trust may not be able to close out a transaction without incurring losses substantially greater than the initial deposit. Although the contemplated use of these instruments

Appendix B-2

predominantly for hedging should tend to minimize the risk of loss due to a decline in the value of the position, at the same time they tend to limit any potential gain which might result from an increase in the value of such position. The ability of the Trust to successfully utilize Strategic Transactions will depend on the Advisor’s and the Sub-Advisors’ ability to predict pertinent market movements and sufficient correlations, which cannot be assured. Finally, the daily deposit requirements in futures contracts that the Trust has sold create an on going greater potential financial risk than do options transactions, where the exposure is limited to the cost of the initial premium. Losses due to the use of Strategic Transactions will reduce net asset value.

Appendix B-3

APPENDIX C

PROXY VOTING POLICY

For

BlackRock Advisors, Inc.

and Its Affiliated Registered Investment Advisors

Introduction

This Proxy Voting Policy (“Policy”) for BlackRock Advisors, Inc. and its affiliated registered investment advisors (“BlackRock”) reflects our duty as a fiduciary under the Investment Advisers Act of 1940 (the “Advisers Act”) to vote proxies in the best interests of our clients. In addition, the Department of Labor views the fiduciary act of managing ERISA plan assets to include the voting of proxies. Proxy voting decisions must be made solely in the best interests of the pension plan’s participants and beneficiaries. The Department of Labor has interpreted this requirement as prohibiting a fiduciary from subordinating the retirement income interests of participants and beneficiaries to unrelated objectives. The guidelines in this Policy have been formulated to ensure decision-making consistent with these fiduciary responsibilities.

Any general or specific proxy voting guidelines provided by an advisory client or its designated agent in writing will supercede the specific guidelines in this Policy. BlackRock will disclose to our advisory clients information about this Policy as well as disclose to our clients how they may obtain information on how we voted their proxies. Additionally, BlackRock will maintain proxy voting records for our advisory clients consistent with the Advisers Act. For those of our clients that are registered investment companies, BlackRock will disclose this Policy to the shareholders of such funds and make filings with the Securities and Exchange Commission and make available to fund shareholders the specific proxy votes that we cast in shareholder meetings of issuers of portfolio securities in accordance with the rules and regulations under the Investment Company Act of 1940.

Registered investment companies that are advised by BlackRock as well as certain of our advisory clients may participate in securities lending programs, which may reduce or eliminate the amount of shares eligible for voting by BlackRock in accordance with this Policy if such shares are out on loan and cannot be recalled in time for the vote.

Implicit in the initial decision to retain or invest in the security of a corporation is approval of its existing corporate ownership structure, its management, and its operations. Accordingly, proxy proposals that would change the existing status of a corporation will be reviewed carefully and supported only when it seems clear that the proposed changes are likely to benefit the corporation and its shareholders. Notwithstanding this favorable predisposition, management will be assessed on an ongoing basis both in terms of its business capability and its dedication to the shareholders to ensure that our continued confidence remains warranted. If it is determined that management is acting on its own behalf instead of for the well being of the corporation, we will vote to support shareholder proposals, unless other mitigating circumstances are present.

Additionally, situations may arise that involve an actual or perceived conflict of interest. For example, we may manage assets of a pension plan of a company whose management is soliciting proxies, or a BlackRock employee involved with managing an account may have a close relative who serves as a director or executive of a company that is soliciting proxies regarding securities held in such account. In all cases, the manner in which we vote proxies must be based on our clients’ best interests and not the product of a conflict.

This Policy and its attendant recommendations attempt to generalize a complex subject. It should be clearly understood that specific fact situations, including differing voting practices in jurisdictions outside the United States, might warrant departure from these guidelines. In such instances, the relevant facts will be considered, and if a vote contrary to these guidelines is indicated it will be cast and the reasons therefor recorded in writing.

Section I of the Policy describes proxy proposals that may be characterized as routine and lists examples of the types of proposals we would typically support. Section II of the Policy describes various types of non-routine proposals and provides general voting guidelines. These non-routine proposals are categorized as those involving:

Appendix C-1

A.	Social Issues,

B.	Financial/Corporate Issues, and

C.	Shareholder Rights.

Finally, Section III of the Policy describes the procedures to be followed in casting a vote pursuant to these guidelines.

Appendix C-2

SECTION I

ROUTINE MATTERS

Routine proxy proposals, amendments, or resolutions are typically proposed by management and meet the following criteria:

1.	They do not measurably change the structure, management control, or operation of the corporation.

2.	They are consistent with industry standards as well as the corporate laws of the state of incorporation.

Voting Recommendation

BlackRock will normally support the following routine proposals:

1.	To increase authorized common shares.

2.	To increase authorized preferred shares as long as there are not disproportionate voting rights per preferred share.

3.	To elect or re-elect directors.

4.	To appoint or elect auditors.

5.	To approve indemnification of directors and limitation of directors’ liability.

6.	To establish compensation levels.

7.	To establish employee stock purchase or ownership plans.

8.	To set time and location of annual meeting.

Appendix C-3

SECTION II

NON-ROUTINE PROPOSALS

D.	Social Issues

Proposals in this category involve issues of social conscience. They are typically proposed by shareholders who believe that the corporation’s internally adopted policies are ill-advised or misguided.

Voting Recommendation

If we have determined that management is generally socially responsible, we will generally vote against the following shareholder proposals:

1.	To enforce restrictive energy policies.

2.	To place arbitrary restrictions on military contracting.

3.	To bar or place arbitrary restrictions on trade with other countries.

4.	To restrict the marketing of controversial products.

5.	To limit corporate political activities.

6.	To bar or restrict charitable contributions.

7.	To enforce a general policy regarding human rights based on arbitrary parameters.

8.	To enforce a general policy regarding employment practices based on arbitrary parameters.

9.	To enforce a general policy regarding animal rights based on arbitrary parameters.

10.	To place arbitrary restrictions on environmental practices.

E.	Financial/Corporate Issues

Proposals in this category are usually offered by management and seek to change a corporation’s legal, business or financial structure.

Voting Recommendation

We will generally vote in favor of the following management proposals provided the position of current shareholders is preserved or enhanced:

1.	To change the state of incorporation.

2.	To approve mergers, acquisitions or dissolution.

3.	To institute indenture changes.

4.	To change capitalization.

F.	Shareholder Rights

Proposals in this category are made regularly both by management and shareholders. They can be generalized as involving issues that transfer or realign board or shareholder voting power.

Appendix C-4

We typically would oppose any proposal aimed solely at thwarting potential takeover offers by requiring, for example, super-majority approval. At the same time, we believe stability and continuity promote profitability. The guidelines in this area seek to find a middle road, and they are no more than guidelines. Individual proposals may have to be carefully assessed in the context of their particular circumstances.

Voting Recommendation

We will generally vote for the following management proposals:

1.	To require majority approval of shareholders in acquisitions of a controlling share in the corporation.

2.	To institute staggered board of directors.

3.	To require shareholder approval of not more than 66 2/3% for a proposed amendment to the corporation’s by-laws.

4.	To eliminate cumulative voting.

5.	To adopt anti-greenmail charter or by-law amendments or to otherwise restrict a company’s ability to make greenmail payments.

6.	To create a dividend reinvestment program.

7.	To eliminate preemptive rights.

8.	To eliminate any other plan or procedure designed primarily to discourage a takeover or other similar action (commonly known as a “poison pill”).

We will generally vote against the following management proposals:

9.	To require greater than 66 2/3% shareholder approval for a proposed amendment to the corporation’s by- laws (“super-majority provisions”).

10.	To require that an arbitrary fair price be offered to all shareholders that is derived from a fixed formula (“fair price amendments”).

11.	To authorize a new class of common stock or preferred stock which may have more votes per share than the existing common stock.

12.	To prohibit replacement of existing members of the board of directors.

13.	To eliminate shareholder action by written consent without a shareholder meeting.

14.	To allow only the board of directors to call a shareholder meeting or to propose amendments to the articles of incorporation.

15.	To implement any other action or procedure designed primarily to discourage a takeover or other similar action (commonly known as a “poison pill”).

16.	To limit the ability of shareholders to nominate directors.

We will generally vote for the following shareholder proposals:

17.	To rescind share purchases rights or require that they be submitted for shareholder approval, but only if the vote required for approval is not more than 66 2/3%.

Appendix C-5

18.	To opt out of state anti-takeover laws deemed to be detrimental to the shareholder.

19.	To change the state of incorporation for companies operating under the umbrella of anti-shareholder state corporation laws if another state is chosen with favorable laws in this and other areas.

20.	To eliminate any other plan or procedure designed primarily to discourage a takeover or other similar action.

21.	To permit shareholders to participate in formulating management’s proxy and the opportunity to discuss and evaluate management’s director nominees, and/or to nominate shareholder nominees to the board.

22.	To require that the board’s audit, compensation, and/or nominating committees be comprised exclusively of independent directors.

23.	To adopt anti-greenmail charter or by-law amendments or otherwise restrict a company’s ability to make greenmail payments.

24.	To create a dividend reinvestment program.

25.	To recommend that votes to “abstain” not be considered votes “cast” at an annual meeting or special meeting, unless required by state law.

26.	To require that “golden parachutes” be submitted for shareholder ratification.

We will generally vote against the following shareholder proposals:

27.	To restore preemptive rights.

28.	To restore cumulative voting.

29.	To require annual election of directors or to specify tenure.

30.	To eliminate a staggered board of directors.

31.	To require confidential voting.

32.	To require directors to own a minimum amount of company stock in order to qualify as a director or to remain on the board.

33.	To dock director pay for failing to attend board meetings.

Appendix C-6

SECTION III

VOTING PROCESS

BlackRock has engaged a third-party service provider to assist us in the voting of proxies. These guidelines have been provided to this service provider, who then analyzes all proxy solicitations we receive for our clients and makes recommendations to us as to how, based upon our guidelines, the relevant votes should be cast. These recommendations are set out in a report that is provided to the relevant Portfolio Management Group team, who must approve the proxy vote in writing and return such written approval to the Operations Group. If any authorized member of a Portfolio Management Group team desires to vote in a manner that differs from the recommendations, the reason for such differing vote shall be noted in the written approval form. A copy of the written approval form is attached as an exhibit. The head of each relevant Portfolio Management Group team is responsible for making sure that proxies are voted in a timely manner. The Brokerage Allocation Committee shall receive regular reports of all p IF THERE IS ANY POSSIBILITY THAT THE VOTE MAY INVOLVE A MATERIAL CONFLICT OF INTEREST BECAUSE, FOR EXAMPLE, THE ISSUER SOLICITING THE VOTE IS A BLACKROCK CLIENT OR THE MATTER BEING VOTED ON INVOLVES BLACKROCK, PNC OR ANY AFFILIATE (INCLUDING A PORTFOLIO MANAGEMENT GROUP EMPLOYEE) OF EITHER OF THEM, PRIOR TO APPROVING SUCH VOTE, THE BROKERAGE ALLOCATION COMMITTEE MUST BE CONSULTED AND THE MATTER DISCUSSED. The Committee, in consultation with the Legal and Compliance Department, shall determine whether the potential conflict is material and if so, the appropriate method to resolve such conflict, based on the particular facts and circumstances, the importance of the proxy issue, whether the Portfolio Management Group team is proposing a vote that differs from recommendations made by our third-party service provider with respect to the issue and the nature of the conflict, so as to ensure that the voting of the proxy is not affected by the potential conflict. If the conflict is determined not to be material With respect to votes in connection with securities held on a particular record date but sold from a client account prior to the holding of the related meeting, BlackRock may take no action on proposals to be voted on in such meeting. With respect to voting proxies of non-U.S. companies, a number of logistical problems may arise that may have a detrimental effect on BlackRock’s ability to vote such proxies in the best interests of our clients. These problems include, but are not limited to, (i) untimely and/or inadequate notice of shareholder meetings, (ii) restrictions on the ability of holders outside the issuer’s jurisdiction of organization to exercise votes, (iii) requirements to vote proxies in person, if not practicable, (iv) the imposition of restrictions on the sale of the securities for a period of time in proximity to the shareholder meeting, and (v) impracticable or inappropriate requirements to provide local agents with power of attorney to facilitate the voting instructions. Accordingly, BlackRock may determine not to vote proxies if it believes that the restrictions or other detriments associated with such vote outweigh the benefits that will be derived by voting on the company’s proposal.

* * * * *

Any questions regarding this Policy may be directed to the General Counsel of BlackRock.

Approved: October 21, 1998

Revised: May 27, 2003

Appendix C-7

APPENDIX D

Wellington Management Company, LLP

Proxy Policies and Procedures

Dated: April 30, 2003

Introduction

Wellington Management Company, LLP (“Wellington Management”) has adopted and implemented policies and procedures that it believes are reasonably designed to ensure that proxies are voted in the best interests of its clients around the world. Wellington Management’s Proxy Voting Guidelines, attached as Exhibit A to these Proxy Policies and Procedures, set forth the guidelines that Wellington Management uses in voting specific proposals presented by the boards of directors or shareholders of companies whose securities are held in client portfolios for which Wellington Management has voting discretion. While the Proxy Voting Guidelines set forth general guidelines for voting proxies, each proposal is evaluated on its merits. The vote entered on a client’s behalf with respect to a particular proposal may differ from the Proxy Voting Guidelines.

Statement of Policies

As a matter of policy, Wellington Management:

1) Takes responsibility for voting client proxies only upon a client’s written request.

2) Votes all proxies in the best interests of its clients as shareholders, i.e., to maximize economic value.

3) Develops and maintains broad guidelines setting out positions on common proxy issues, but also considers each proposal in the context of the issuer, industry, and country in which it is involved.

4) Evaluates all factors it deems relevant when considering a vote, and may determine in certain instances that it is in the best interest of one or more clients to refrain from voting a given proxy ballot.

5) Identifies and resolves all material proxy-related conflicts of interest between the firm and its clients in the best interests of the client.

6) Believes that sound corporate governance practices can enhance shareholder value and therefore encourages consideration of an issuer’s corporate governance as part of the investment process.

7) Believes that proxy voting is a valuable tool that can be used to promote sound corporate governance to the ultimate benefit of the client as shareholder.

8) Provides all clients, upon request, with copies of these Proxy Policies and Procedures, the Proxy Voting Guidelines, and related reports, with such frequency as required to fulfill obligations under applicable law or as reasonably requested by clients.

9) Reviews regularly the voting record to ensure that proxies are voted in accordance with these Proxy Policies and Procedures and the Proxy Voting Guidelines; and ensures that procedures, documentation, and reports relating to the voting of proxies are promptly and properly prepared and disseminated.

Responsibility and Oversight

Wellington Management has a Proxy Committee, established by action of the firm’s Executive Committee, that is responsible for the review and approval of the firm’s written Proxy Policies and Procedures and its Proxy Voting Guidelines, and for providing advice and guidance on specific proxy votes for individual issuers. The firm’s Legal Services Department monitors regulatory requirements with respect to proxy voting on a global basis and works with the Proxy Committee to develop policies that implement those requirements. Day-to-day administration of the

Appendix D-1

proxy voting process at Wellington Management is the responsibility of the Proxy Group within the Legal Services Department. In addition, the Proxy Group acts as a resource for portfolio managers and research analysts on proxy matters, as needed.

Statement of Procedures

Wellington Management has in place certain procedures for implementing its proxy voting policies.

General Proxy Voting

Authorization to Vote.

Wellington Management will vote only those proxies for which its clients have affirmatively delegated proxy-voting authority.

Receipt of Proxy.

Proxy materials from an issuer or its information agent are forwarded to registered owners of record, typically the client’s custodian bank. If a client requests that Wellington Management vote proxies on its behalf, the client must instruct its custodian bank to deliver all relevant voting material to Wellington Management. Wellington Management may receive this voting information by mail, fax, or other electronic means.

Reconciliation.

To the extent reasonably practicable, each proxy received is matched to the securities eligible to be voted and a reminder is sent to any custodian or trustee that has not forwarded the proxies as due.

Research.

In addition to proprietary investment research undertaken by Wellington Management investment professionals, the firm conducts proxy research internally, and uses the resources of a number of external sources to keep abreast of developments in corporate governance around the world and of current practices of specific companies.

Proxy Voting.

Following the reconciliation process, each proxy is compared against Wellington Management’s Proxy Voting Guidelines, and handled as follows:

•	Generally, issues for which explicit proxy voting guidance is provided in the Proxy Voting Guidelines (i.e., “For”, “Against”, “Abstain”) are reviewed by the Proxy Group and voted in accordance with the Proxy Voting Guidelines.

•	Issues identified as “case-by-case” in the Proxy Voting Guidelines are further reviewed by the Proxy Group. In certain circumstances, further input is needed, so the issues are forwarded to the relevant research analyst and/or portfolio manager(s) for their input.

•	Absent a material conflict of interest, the portfolio manager has the authority to decide the final vote. Different portfolio managers holding the same securities may arrive at different voting conclusions for their clients’ proxies.

Material Conflict of Interest Identification and Resolution Processes.

Wellington Management’s broadly diversified client base and functional lines of responsibility serve to minimize the number of, but not prevent, material conflicts of interest it faces in voting proxies. Annually, the Proxy Committee sets standards for identifying material conflicts based on client, vendor, and lender relationships and

Appendix D-2

publishes those to individuals involved in the proxy voting process. In addition, the Proxy Committee encourages all personnel to contact the Proxy Group about apparent conflicts of interest, even if the apparent conflict does not meet the published materiality criteria. Apparent conflicts are reviewed by designated members of the Proxy Committee to determine if there is a conflict, and if so whether the conflict is material. If a proxy is identified as presenting a material conflict of interest, the matter must be reviewed by the designated members of the Proxy Committee, who will resolve the conflict and direct the vote. In certain circumstances, the designated members may determine that the full Proxy Committee should convene. Any Proxy Committee member who is himself or herself subject to the identified conflict will not participate in the decision on whether and how to vote the proxy in question.

Other Considerations

In certain instances, Wellington Management may be unable to vote or may determine not to vote a proxy on behalf of one or more clients. While not exhaustive, the following list of considerations highlights some potential instances in which a proxy vote might not be entered.

Securities Lending.

Wellington Management may be unable to vote proxies when the underlying securities have been lent out pursuant to a client’s securities lending program. In general, Wellington Management does not know when securities have been lent out and are therefore unavailable to be voted. Efforts to recall loaned securities are not always effective, but, in rare circumstances, Wellington Management may recommend that a client attempt to have its custodian recall the security to permit voting of related proxies.

Share Blocking and Re-registration.

Certain countries require shareholders to stop trading securities for a period of time prior to and/or after a shareholder meeting in that country (i.e., share blocking). When reviewing proxies in share blocking countries, Wellington Management evaluates each proposal in light of the trading restrictions imposed and determines whether a proxy issue is sufficiently important that Wellington Management would consider the possibility of blocking shares. The portfolio manager retains the final authority to determine whether to block the shares in the client’s portfolio or to pass on voting the meeting. In certain countries, re-registration of shares is required to enter a proxy vote. As with share blocking, re-registration can prevent Wellington Management from exercising its investment discretion to sell shares held in a client’s portfolio for a substantial period of time. The decision process in blocking countries as discussed above is also employed in instances where re-registration is necessary.

Lack of Adequate Information, Untimely Receipt of Proxy, Immaterial Impact, or Excessive Costs.

Wellington Management may be unable to enter an informed vote in certain circumstances due to the lack of information provided in the proxy statement or by the issuer or other resolution sponsor, and may abstain from voting in those instances. Proxy materials not delivered in a timely fashion may prevent analysis or entry of a vote by voting deadlines. In instances where the aggregate shareholding to be voted on behalf of clients is less than 1% of shares outstanding, or the proxy matters are deemed not material to shareholders or the issuer, Wellington Management may determine not to enter a vote. Wellington Management’s practice is to abstain from voting a proxy in circumstances where, in its judgment, the costs exceed the expected benefits to clients.

Additional Information

Wellington Management maintains records of proxies voted pursuant to Section 204-2 of the Investment Advisers Act of 1940 (the “Advisers Act”), the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other applicable laws. Wellington Management’s Proxy Policies and Procedures may be amended from time to time by Wellington Management. Wellington Management provides clients with a copy of its Proxy Policies and Procedures, including the Proxy Voting Guidelines, upon written request. In addition, Wellington Management will make specific client information relating to proxy voting available to a client upon reasonable written request.

Appendix D-3

EXHIBIT A

Wellington Management Company, LLP

Proxy Voting Guidelines

Dated: April 30, 2003

Introduction

Upon a client’s written request, Wellington Management Company, LLP (“Wellington Management”) votes securities that are held in the client’s account in response to proxies solicited by the issuers of such securities. Wellington Management established these Proxy Voting Guidelines to document positions generally taken on common proxy issues voted on behalf of clients.

These Guidelines are based on Wellington Management’s fiduciary obligation to act in the best interest of its clients as shareholders. Hence, Wellington Management examines and votes each proposal so that the long-term effect of the vote will ultimately increase shareholder value for our clients. Wellington Management’s experience in voting proposals has shown that similar proposals often have different consequences for different companies. Moreover, while these Proxy Voting Guidelines are written to apply globally, differences in local practice and law make universal application impractical. Therefore, each proposal is evaluated in its merits, taking into account its effects on the specific company in question, and on the company within its industry.

Following is a list of common proposals and the guidelines on how Wellington Management anticipates voting on these proposals. The “(SP)” after a proposal indicates that the proposal is usually presented as a Shareholder Proposal.

Composition and Role of the Board of Directors

• Election of Directors:	For
• Repeal Classified Board (SP):	For
• Adopt Director Tenure/Retirement Age (SP):	Against
• Minimum Stock Ownership by Directors (SP):	Case-by-Case
• Adopt Director & Officer Indemnification:	For
• Allow Special Interest Representation to Board (SP):	Against
• Require Board Independence (SP):	For
• Require Board Committees to be Independent (SP):	For
• Require a Separation of Chair and CEO or Require a Lead Director (SP):	Case-by-Case
• Boards not Amending Policies That are Supported by a Majority of Shareholders:	Withhold vote*

* on all Directors seeking election the following year
• Approve Directors’ Fees:	For
• Approve Bonuses for Retiring Directors:	For
• Elect Supervisory Board/Corporate Assembly:	For

Management Compensation

• Adopt/Amend Stock Option Plans:	Case-by-Case
• Adopt/Amend Employee Stock Purchase Plans:	For
• Eliminate Golden Parachutes (SP):	For
• Expense Future Stock Options (SP):	For
• Shareholder Approval of All Stock Option Plans (SP):	For
• Shareholder Approval of Future Severance Agreements Covering Senior Executives (SP):	For
• Recommend Senior Executives Own and Hold Company Stock, not Including Options (SP):	For
• Disclose All Executive Compensation (SP):	For

Appendix D-4

Reporting of Results

• Approve Financial Statements:	For
• Set Dividends and Allocate Profits:	For
• Limit Non-Audit Services Provided by Auditors (SP):	For
• Ratify Selection of Auditors and Set Their Fees:	For
• Elect Statutory Auditors:	For

Shareholder Voting Rights

• Adopt Cumulative Voting (SP):	Against
• Redeem or Vote on Poison Pill (SP):	For
• Authorize Blank Check Preferred Stock:	Against
• Eliminate Right to Call a Special Meeting:	Against
• Increase Supermajority Vote Requirement:	Against
• Adopt Anti-Greenmail Provision:	For
• Restore Preemptive Rights:	Case-by-Case
• Adopt Confidential Voting (SP):	For
• Approve Unequal Voting Rights:	Against
• Remove Right Act by Written Consent:	Against
• Approve Binding Shareholder Proposals:	Case-by-Case

Capital Structure

• Increase Authorized Common Stock:	Case-by-Case
• Approve Merger or Acquisition:	Case-by-Case
• Approve Technical Amendments to Charter:	Case-by-Case
• Opt Out of State Takeover Statutes:	For
• Consider Non-Financial Effects of Mergers:	Against
• Authorize Share Repurchase:	For
• Authorize Trade in Company Stock:	For
• Issue Debt Instruments	For

Social Issues

• Endorse the Ceres Principles (SP):	Case-by-Case
• Disclose Political and PAC Gifts (SP):	For
• Require Adoption of International Labor Organization’s Fair Labor Principles (SP):	Case-by-Case

Miscellaneous

• Approve Other Business:	Abstain
• Approve Reincorporation:	Case-by-Case

Appendix D-5

PART C

OTHER INFORMATION

Item 24. Financial Statements And Exhibits

(1)	Financial Statements

Part A—None.

Part B—Statement of Assets and Liabilities.(1)

(2)	Exhibits

(a)	Amended and Restated Agreement and Declaration of Trust.(1)
(b)	Amended and Restated By-Laws.(1)
(c)	Inapplicable.
(d)	Inapplicable.
(e)	Inapplicable
(f)	Inapplicable.
(g)(1)	Form of Investment Management Agreement.(1)
(g)(2)	Form of Investment Sub-Advisory Agreement with BlackRock Financial Management.(1)
(g)(3)	Form of Investment Sub-Advisory Agreement with Wellington Management.(1)
(h)(1)	Form of Underwriting Agreement.(1)
(h)(2)	Form of Dealer Group Agreement. (1)
(h)(3)	Form of Broker-Dealer Agreement. (1)
(h)(4)	Form of Investor Distribution and Service Agreement.(1)
(i)	Form of Deferred Compensation Plan for Independent Trustees.(1)
(j)	Custodian Agreement.(1)
(k)	Transfer Agency Agreement.(1)
(l)	Opinion and Consent of Counsel to the Trust.(2)
(m)	Inapplicable.
(n)	Consent of Independent Public Accountants.(3)
(o)	Inapplicable.
(p)	Initial Subscription Agreement.(1)
(q)	Inapplicable.
(r)(1)	Code of Ethics of Trust.(1)
(r)(2)	Code of Ethics of Advisor and Sub-Advisors.(1)
(r)(3)	Code of Ethics of J.J.B. Hilliard, W.L. Lyons, Inc.(1)
(s)(1)	Powers of Attorney.(2)

(1)	Incorporated by reference to the Trust’s Registration Statement on Form N-2 (file nos. 333-102195 and 811-21270).
(2)	Incorporated by reference to the Trust’s Registration Statement on Form N-2 (file nos. 333-105630 and 811-21270).
(3)	Filed herewith.

Item 25. Marketing Arrangements

Not applicable.

Item 26. Other Expenses Of Issuance And Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:

Registration Fee	0
Printing (other than certificates)	$11,500
Engraving and printing certificates	0
Accounting fees and expenses	$2,500
Legal fees and expenses	$10,000
Total	$24,000

Item 27. Persons Controlled By Or Under Common Control With The Registrant

None.

Item 28. Number Of Holders Of Shares

As of April 7, 2004 Title of Class	Number of Record Holders
Class A Shares 1,859,349	1,096

Item 29. Indemnification

Article V of the Registrant’s Agreement and Declaration of Trust provides as follows:

5.1 No Personal Liability of Shareholders, Trustees, etc. No Shareholder of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person in connection with Trust Property or the acts, obligations or affairs of the Trust. Shareholders shall have the same limitation of personal liability as is extended to stockholders of a private corporation for profit incorporated under the Delaware General Corporation Law. No Trustee or officer of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person, save only liability to the Trust or its Shareholders arising from bad faith, willful misfeasance, gross negligence or reckless disregard for his duty to such Person; and, subject to the foregoing exception, all such Persons shall look solely to the Trust Property for satisfaction of claims of any nature arising in connection with the affairs of the Trust. If any Shareholder, Trustee or officer, as such, of the Trust, is made a party to any suit or proceeding to enforce any such liability, subject to the foregoing exception, he shall not, on account thereof, be held to any personal liability. Any repeal or modification of this Section 5.1 shall not adversely affect any right or protection of a Trustee or officer of the Trust existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

5.2 Mandatory Indemnification. (a) The Trust hereby agrees to indemnify each person who at any time serves as a Trustee or officer of the Trust (each such person being an “indemnitee”) against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and reasonable counsel fees reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he may be or may have been involved as a party or otherwise or with which he may be or may have been threatened, while acting in any capacity set forth in this Article V by reason of his having acted in any such capacity, except with respect to any matter as to which he shall not have acted in good faith in the reasonable belief that his action was in the best interest of the Trust or, in the case of any criminal proceeding, as to which he shall have had reasonable cause to believe that the conduct was unlawful, provided, however, that no indemnitee shall be indemnified hereunder against any liability to any person or any expense of such indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence, or (iv) reckless disregard of the duties involved in the conduct of his position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as “disabling conduct”). Notwithstanding the foregoing, with respect to any action, suit or other proceeding voluntarily prosecuted by any indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such indemnitee (1) was authorized by a majority of the Trustees or (2) was instituted by the indemnitee to enforce his or her rights to indemnification hereunder in a case in which the indemnitee is found to be entitled to such indemnification. The rights to indemnification set forth in this Declaration shall continue as to a person who has ceased to be a Trustee or officer of the Trust and shall inure to the benefit of his or her heirs, executors and personal and legal representatives. No amendment or restatement of this Declaration or repeal of any of its provisions shall limit or eliminate any of the benefits provided to any person who at any time is or was a Trustee or officer of the Trust or otherwise entitled to indemnification hereunder in respect of any act or omission that occurred prior to such amendment, restatement or repeal.

(b) Notwithstanding the foregoing, no indemnification shall be made hereunder unless there has been a determination (i) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such indemnitee is entitled to indemnification hereunder or, (ii) in the absence of such a decision, by (1) a majority vote of a quorum of those Trustees who are neither “interested persons” of the Trust (as defined in Section 2(a)(19) of the Investment Company Act) nor parties to the proceeding (“Disinterested Non-Party Trustees”), that the indemnitee is entitled to indemnification hereunder, or (2) if such quorum is not obtainable or even if obtainable, if such majority so directs, independent legal counsel in a written opinion concludes that the indemnitee should be entitled to indemnification hereunder. All determinations to make advance payments in connection with the expense of defending any proceeding shall be authorized and made in accordance with the immediately succeeding paragraph (c) below.

(c) The Trust shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Trust receives a written affirmation by the indemnitee of the indemnitee’s good faith belief that the standards of conduct necessary for indemnification have been met and a written undertaking to reimburse the Trust unless it is subsequently determined that the indemnitee is entitled to such indemnification and if a majority of the Trustees determine that the applicable standards of conduct necessary for indemnification appear to have been met. In addition, at least one of the following conditions must be met: (i) the indemnitee shall provide adequate security for his undertaking, (ii) the Trust shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of a quorum of the Disinterested Non-Party Trustees, or if a majority vote of such quorum so direct, independent legal counsel in a written opinion, shall conclude, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is substantial reason to believe that the indemnitee ultimately will be found entitled to indemnification.

(d) The rights accruing to any indemnitee under these provisions shall not exclude any other right which any person may have or hereafter acquire under this Declaration, the By-Laws of the Trust, any statute, agreement, vote of stockholders or Trustees who are “disinterested persons” (as defined in Section 2(a)(19) of the Investment Company Act) or any other right to which he or she may be lawfully entitled.

(e) Subject to any limitations provided by the Investment Company Act and this Declaration, the Trust shall have the power and authority to indemnify and provide for the advance payment of expenses to employees, agents and other Persons providing services to the Trust or serving in any capacity at the request of the Trust to the full extent corporations organized under the Delaware General Corporation Law may indemnify or provide for the advance payment of expenses for such Persons, provided that such indemnification has been approved by a majority of the Trustees.

5.3 No Bond Required of Trustees. No Trustee shall, as such, be obligated to give any bond or other security for the performance of any of his duties hereunder.

5.4 No Duty of Investigation; Notice in Trust Instruments, etc. No purchaser, lender, transfer agent or other person dealing with the Trustees or with any officer, employee or agent of the Trust shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustees or by said officer, employee or agent or be liable for the application of money or property paid, loaned, or delivered to or on the order of the Trustees or of said officer, employee or agent. Every obligation, contract, undertaking, instrument, certificate, Share, other security of the Trust, and every other act or thing whatsoever executed in connection with the Trust shall be conclusively taken to have been executed or done by the executors thereof only in their capacity as Trustees under this Declaration or in their capacity as officers, employees or agents of the Trust. The Trustees may maintain insurance for the protection of the Trust Property, its Shareholders, Trustees, officers, employees and agents in such amount as the Trustees shall deem adequate to cover possible tort liability, and such other insurance as the Trustees in their sole judgment shall deem advisable or is required by the Investment Company Act.

5.5 Reliance on Experts, etc. Each Trustee and officer or employee of the Trust shall, in the performance of its duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Trust, upon an opinion of counsel, or upon reports made to the Trust by any of the Trust’s officers or employees or by any advisor, administrator, manager, distributor, selected dealer, accountant, appraiser or other expert or consultant selected with reasonable care by the Trustees, officers or employees of the Trust, regardless of whether such counsel or expert may also be a Trustee.

Insofar as indemnification for liabilities arising under the Act, may be terminated to Trustees, officers and controlling persons of the Trust, pursuant to the foregoing provisions or otherwise, the Trust has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue. Reference is made to Article 9 of the underwriting agreement attached as Exhibit (h), which is incorporated herein by reference.

Item 30. Business And Other Connections Of Investment Advisor

Not applicable

Item 31. Location Of Accounts And Records

The Registrant’s accounts, books and other documents are currently located at the offices of the Registrant, c/o BlackRock Advisors, Inc., 100 Bellevue Parkway, Wilmington, Delaware 19809 and at the offices of Wellington Management, the Trust’s sub-advisor, located at 75 State Street, Boston, Massachusetts 02109 and at the offices of PFPC Trust Company and PFPC, Inc., the Registrant’s Custodian and Transfer Agent, respectively.

Item 32. Management Services

Not Applicable

Item 33. Undertakings

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

(4) (a) To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(5) Not Applicable.

(6) The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 486(b) under the Securities Act of 1933, as amended has duly caused this Post Effective Amendment No. 1 to its Registration Statement under the Securities Act of 1933 and Amendment No. 5 to its Registration Statement under the Investment Company Act of 1940 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 30th day of April, 2004.

/S/ ROBERT S. KAPITO
Robert S. Kapito President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities set forth below on the     th day of April, 2004.

NAME	TITLE

/S/ ROBERT S. KAPITO Robert S. Kapito	Trustee, President and Chief Executive Officer
Henry Gabbay	Treasurer and Principal Financial Officer
* Andrew F. Brimmer	Trustee
* Richard E. Cavanagh	Trustee
* Kent Dixon	Trustee
* Frank J. Fabozzi	Trustee
* James Clayburn La Force, Jr.	Trustee
* Walter F. Mondale	Trustee
* Ralph L. Schlosstein	Trustee

*By:	/S/ ROBERT S. KAPITO
Robert S. Kapito Attorney-in-fact

INDEX TO EXHIBITS

EX (99)(N) Consent of Independent Accountants